2022
Annual Report



CSX

In this Report



Message from the CEO

Driven to Deliver More

Dear Fellow Shareholders,

CSX produced excellent financial results in 2022 and finished the year in a strong position to leverage service improvement and build upon its momentum to grow the business. Across all stakeholder groups — customers, employees, investors and the public — we achieved important objectives and overcame significant challenges. For the first time since the pandemic disrupted supply chains and tightened labor markets, we re-established the momentum that will enable our company to fully realize the potential of our proven operating model centered on safety, service, efficiency and people.

For our shareholders, we increased earnings per share 16% on the strength of a 19% increase in revenue to $14.9 billion, an 8% increase in operating income to $6 billion and a 10% increase in net earnings to $4.2 billion. We finished 2022 with a full-year operating ratio of 59.5%, as we absorbed higher expenses related to inflation and labor.

For our customers, we worked with great urgency and resolve to hire train crew employees to handle their unmet demand for rail service. By the end of the year, we had nearly reached our target of 7,000 active train-and-engine employees and were on track to eclipse that goal in the first days of 2023. Our successful hiring campaign significantly increased our ability to handle customer business and supported service improvements that gained increasing momentum in the fourth quarter, putting us on a path to re-attain — and surpass — the performance highs we reached prior to the pandemic. We also completed the acquisition of Pan Am Railways, significantly expanding our reach in New England markets, and we introduced innovative supply chain solutions offering dock-to-dock service.

For our employees, we took concrete actions to improve labor-management relations as our industry engaged in a difficult round of national bargaining. The national rail labor agreement signed in November provides a 24% wage increase during the five-year period from 2020 through 2024. Here at CSX, we introduced several provisions to ease punitive attendance policies as well as improve the work environment and quality of life for front-line employees. Perhaps most importantly, we advanced our ONE CSX workplace culture built on teamwork across all levels, all departments and all locations. ONE CSX emphasizes communication and the importance of every employee in delivering safe, reliable service. It begins with a strong safety culture and recognizes the contributions of employees who move freight, maintain our track and equipment and create value for our customers.

For the public, we continued to introduce innovative technologies that reduce emissions and offer the most sustainable mode of freight transportation on land. We worked with customers to help them achieve their carbon-reduction goals by switching from highway to rail transportation, which also reduces highway congestion. We also strengthened our relationships with regulatory agencies and public officials through cooperative actions, which included a key agreement that will restore Amtrak passenger rail service in the Gulf Coast corridor. We continued to advance our Pride in Service community investment initiative, through which we have made significant financial and volunteerism contributions in support of our nation's military community and first responders.


7028
7028
CSX

On a personal note, I would like to thank all of our stakeholder groups — and especially CSX employees — for welcoming me as the leader of this proud and vital company. Since arriving in September, I have been impressed by the quality of the leadership team and the tremendous commitment of our employees who serve our customers. Visiting more than 20 locations in my first 100 days, I met a workforce ready and eager to provide the best service product our industry has ever seen. With great optimism and as ONE CSX, we will deliver.

Joe Hinrichs
President and Chief Executive Officer

Powered to ⟶ Perform

CSX brings on-time delivery, first-class service, and a seamless shipping experience to customers across an extensive network that reaches nearly two-thirds of the U.S. population and a diverse set of consumers and industrial end markets. A leading supplier of rail-based freight transportation, CSX is powered to deliver comprehensive service solutions.

CSX Revenue Mix



55% Merchandise

16% Intermodal

16% Coal

7% Trucking

6% Other

17% Chemicals

11% Agricultural and Food

7% Automotive

7% Forest Products

6% Metals and Equipment

4% Minerals

3% Fertilizers

A leading supplier of rail-based freight transportation, CSX is powered to deliver comprehensive service solutions.

CSX Network



SYRACUSE
BUFFALO
SELKIRK
DETROIT
CHICAGO
TOLEDO
CLEVELAND
WILLARD
PITTSBURGH
CUMBERLAND
BALTIMORE
AVON
COLUMBUS
CINCINNATI
RUSSELL
LOUISVILLE
RICHMOND
ROCKY MOUNT
NASHVILLE
HAMLET
FLORENCE
BIRMINGHAM
ATLANTA
CHARLESTON
MONTGOMERY
SAVANNAH
WAYCROSS
MOBILE
JACKSONVILLE
NEW ORLEANS
TAMPA

● MAJOR TERMINAL
— CSX RAIL SERVICE
— CSX OPERATING AGREEMENT

Financial Performance

CSX delivered excellent financial results in 2022, overcoming staffing challenges, inflationary pressures and headwinds in several key markets to increase revenue 19%, operating income 8% and earnings per share 16%. Operating ratio increased to 59.5% from the previous year's 55.3%, primarily reflecting higher costs for fuel, labor and services and lower gains from property sales. Total volume decreased 1% for the year, with increases in automotive, agricultural and food products, and minerals offset by declines in fertilizers, chemicals, metals and equipment, coal and forest products. Intermodal volume was flat for the year.

Revenue (million)

2021
$12,522

2022
$14,853 ⊢→ 19%



Operating Income (million)

2021
$5,594

2022
$6,023 ⊢→ 8%



Net Earnings



$3,781 (2021) $4,166 (2022)

⊢→ 10%

Operating Ratio



55.3% (2021) 59.5% (2022)

⊢→ 420 bps increase

Safety

CSX employees demonstrated strong safety culture in 2022, holding the company's Federal Railroad Administration (FRA)-reportable personal injury rate at 0.96 per 100,000 employees and lowering its FRA-reportable train accident rate to 3.18, a 1% improvement. Strong training, engagement by front-line managers and a commitment by experienced employees to help new hires enabled the company to achieve these results in a year when 2,000 new train-and-engine employees joined the railroad.

FRA Personal Injury Frequency Index



2021   2022
0.96   0.96 ⊢→ Flat

FRA Train Accident Rate



2021   2022
3.22   3.18 ⊢→ 1%



Service Performance

Supported by a successful hiring campaign for train-and-engine employees, CSX service performance improved significantly in the second half of 2022 and began tracking toward a return to pre-pandemic highs. At year-end, key service metrics, including velocity, car dwell, cars online and merchandise and intermodal trip plan performance, were significantly improved from year-end 2021. Traffic fluidity improved across the network, which increased the railroad's capacity to handle more customer shipments.

Train Velocity (miles per hour)



Q4 2021	Q4 2022	
17.4	17.5	⊢→ 1%

Terminal Car Dwell (hours per car)



Q4 2021	Q4 2022	
11.0	10.3	⊢→ 6%

Cars Online



Q4 2021	Q4 2022	
135,396	130,992	⊢→ 3%

Carload Trip Plan Performance



Q4 2021	Q4 2022	
71%	77%	⊢→ 8%

Intermodal Trip Plan Performance



Q4 2021	Q4 2022	
88%	93%	⊢→ 6%

Train Velocity (miles per hour)



FY 2021	FY 2022	
17.9	16.1	⊢→ -10%

Terminal Car Dwell (hours per car)



FY 2021	FY 2022	
10.7	11.3	⊢→ -6%

Cars Online



FY 2021	FY 2022	
131,564	138,074	⊢→ -5%

Carload Trip Plan Performance



FY 2021	FY 2022	
69%	64%	⊢→ -7%

Intermodal Trip Plan Performance



FY 2021	FY 2022	
87%	90%	⊢→ 3%



Growth Opportunities

Profitable growth is the primary objective of CSX's business strategy. The company laid the foundation for growth in 2022 through crew hiring, service improvement and capital investment that increased network capacity. These advances supported initiatives to pursue business growth through highway-to-rail conversions and encouraging development of new manufacturing and industrial facilities on CSX lines.

The company's Select Site program produced several signature business wins during the year by marketing sites that meet customer criteria for size, transportation access, utility infrastructure and other factors to streamline project development. New announcements included a major lithium hydroxide plant to support a growing electric vehicle industry, the first fully integrated aluminum mill to be built in the U.S. in 40 years, and several new automotive plants for manufacturing electric vehicles.

Also in 2022, the company introduced new service solutions for customers that support highway-to-rail conversion. The company completed the acquisition of Pan Am Railways, expanding CSX's reach into Northeast markets and creating new single-line service opportunities for shippers. In addition, CSX continued to pursue innovative service solutions that combine long- and medium-haul rail with short-haul trucking, enabling customers to increase their use of safe and environmentally advantaged rail transportation. The company invested in new technology to enhance the customer experience through its ShipCSX online customer service platform and through business systems that support more effective communication with customers and identification of business development opportunities.





Environmental, Social and Governance



Environmental Sustainability

Helping customers capture the environmental advantages of rail is an important component of CSX's highway-to-rail conversion strategy, and the company continued to pursue initiatives in 2022 to widen that advantage.

CSX's greenhouse gas emissions reduction goal is among the most aggressive in the transportation industry, targeting 37.3% reduction in GHG intensity by 2030, against a 2014 base year. In 2022, the company continued to innovate to reduce its Scope 1 and 2 emissions intensity to remain on target.

Fuel efficiency is the primary driver of GHG reduction, and in 2022 the company was able to move 1,000 gross ton-miles of freight on less than one gallon of fuel, making CSX as much as four times more fuel efficient than trucks on average. The company also continued to expand its use of cutting-edge fuel-saving technologies in its locomotive fleet and began a pilot program for testing locomotives converted for using bio-fuels in revenue service.

Through initiatives like the company's Customer Environmental Excellence Awards, CSX is helping customers calculate how much progress they can make toward their carbon reduction goals by switching from truck to rail. In 2022, customers avoided 12.5 million metric tons of carbon dioxide emissions — the equivalent of taking 2.7 million passenger vehicles off the road — by choosing rail over trucking.



Social Responsibility

From supporting workforce diversity to investing in communities, CSX advanced its commitment to social responsibility in 2022.

CSX recognizes the critical role of rail transportation in supporting industries that provide jobs to people in communities across the company's 20,000-route-mile network. But the company also believes its responsibility extends much further, to promoting rail safety and helping train first responders, and to supporting initiatives that improve the quality of life for communities and their residents.

In 2022, CSX impacted more than 1,600 communities through the company's financial contributions and its employees' volunteer activities. CSX Pride in Service, the company's signature community investment initiative, sponsored 751 events throughout the year in cooperation with five non-profit service partners to benefit the military community and first responders. More than 400 Pride in Service grants were distributed along with 192 student scholarships.

Through Pride in Service and other community initiatives, CSX employees donated more than 12,300 volunteer hours and donated more than $216,000 to charitable causes, including disaster relief aid to communities impacted by hurricanes and flooding.

The company also continued its commitment to diversity, equity and inclusion through diversity hiring, business resource groups and a Social Action Plan that funded social justice causes and promoted employee events. The company collaborated with City Year, a nationwide organization that promotes educational equity, on a 100,000 Steps Toward Social Justice initiative in support of systemically under-resourced schools in Jacksonville, Philadelphia and Washington, D.C. CSX also sponsored the Jacksonville Civil Rights Conference and Martin Luther King Jr. Day activities, in addition to providing funding for Congressional Black Caucus Foundation activities and the Florida Black Expo in Jacksonville, Florida.





The CSX Pride in Service initiative continues to mobilize CSX employees and partners to impact communities across the United States. In 2022, the initiative increased the volume of support it's delivered over the four-year span of its existence.

1,600+
Communities impacted

400+
Grants distributed to service members

12,300 Hours
Donated by employees

192
Scholarships granted to youth

$216K
Donated by employees

751
Events sponsored

Governance

Good governance practices are essential for mitigating risk, protecting shareholder value and supporting long-term growth and business success. CSX continued to demonstrate its commitment to these principles in 2022 through the policies developed and implemented by its executive team in consultation with the company's Board of Directors.

The CSX Board of Directors and executive team are responsible for developing and communicating CSX's vision and purpose; overseeing the implementation of sound governance practices; upholding company policies, codes, procedures and values; and ensuring ongoing monitoring of and adherence to laws and regulations.

The company's practices are deemed essential for ensuring proper disclosure of information, auditing and compliance. The CSX governance program includes:

- Annual election of directors

- Majority voting standard for election of directors

- Independent chairman of the board

- Stock ownership guidelines for officers and directors

- Policy against hedging or pledging of CSX shares

- Proxy access

- Pay for performance alignment





Board of
Directors



Executive
Management



**From
left to right:**

Donna M. Alvarado
Founder and President
of Aguila International

Joe Hinrichs
President and Chief
Executive Officer of
CSX

Thomas P. Bostick
Retired U.S. Army Lieutenant
General and former Chief
Operating Officer at Intrexon

David M. Moffett
Retired Chief Executive Officer
and Director of the Federal
Home Loan Mortgage Corporation

James L. Wainscott
Former Chairman, President
and Chief Executive Officer of
AK Steel Holding Corporation

Steven T. Halverson
Chairman and former
Chief Executive Officer
of The Haskell Company

Linda H. Riefler
Director of MSCI and
Former Chairman of Global
Research for Morgan Stanley

J. Steven Whisler
Retired Chairman and Chief
Executive Officer of Phelps
Dodge Corporation

Paul C. Hilal
Founder and
Controller of MR Argent Advisor
LLC

Suzanne M. Vautrinot
Founder and President of Kilovolt
Consulting, Inc. and Retired U.S.
Air Force Major General

John J. Zillmer
Chairman of the Board,
President and Chief Executive
Officer of Aramark Corporation

**From
left to right:**

Joe Hinrichs
President and Chief
Executive Officer

Kevin S. Boone
Executive Vice President of
Sales and Marketing

Nathan D. Goldman
Executive Vice President,
Chief Legal Officer and
Corporate Secretary

Jamie J. Boychuk
Executive Vice President
of Operations

Sean R. Pelkey
Executive Vice President and
Chief Financial Officer

Stephen Fortune
Executive Vice President
and Chief Digital and
Technology Officer

Diana B. Sorfleet
Executive Vice President
and Chief Administrative
Officer





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(☒) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022
OR
(☐) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission File Number 1-8022

CSX CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	**62-1051971**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

500 Water Street 15th Floor Jacksonville FL	**32202**	**904 359-3200**
(Address of principal executive offices)	*(Zip Code)*	*(Telephone number, including area code)*

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $1 Par Value	CSX	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes (X) No ( )

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ( ) No (X)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes (X) No ( )

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes (X) No ( )

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company (as defined in Exchange Act Rule 12b-2).
Large Accelerated Filer (X) Accelerated Filer ( ) Non-accelerated Filer ( ) Smaller reporting company (☐)
Emerging growth company (☐)

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ( )

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report (☒)

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. (☐)

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). (☐)

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).
Yes (☐) No (X)

On June 30, 2022 (which is the last day of the second quarter and the required date to use), the aggregate market value of the Registrant's voting stock held by non-affiliates was approximately $62 billion (based on the close price as reported on the NASDAQ National Market System on such date).

There were 2,062,605,434 shares of Common Stock outstanding on January 31, 2023 (the latest practicable date that is closest to the filing date).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement (the "Proxy Statement") to be filed no later than 120 days after the end of the fiscal year with respect to its 2023 annual meeting of shareholders.

CSX CORPORATION
FORM 10-K
TABLE OF CONTENTS

Item 1. Business

CSX Corporation, together with its subsidiaries ("CSX" or the "Company"), based in Jacksonville, Florida, is one of the nation's leading transportation companies. The Company provides rail-based freight transportation services including traditional rail service, the transport of intermodal containers and trailers, as well as other transportation services such as rail-to-truck transfers and bulk commodity operations. CSX and the rail industry provide customers with access to an expansive and interconnected transportation network that plays a key role in North American commerce and is critical to the long-term economic success and improved global competitiveness of the United States. In addition, freight railroads provide the most economical and environmentally efficient means to transport goods over land.

CSX Transportation, Inc.

CSX's principal operating subsidiary, CSX Transportation, Inc. ("CSXT"), provides an important link to the transportation supply chain through its approximately 20,000 route-mile rail network and serves major population centers in 26 states east of the Mississippi River, the District of Columbia and the Canadian provinces of Ontario and Quebec. It has access to over 70 ocean, river and lake port terminals along the Atlantic and Gulf Coasts, the Mississippi River, the Great Lakes and the St. Lawrence Seaway. This access allows the Company to meet the dynamic transportation needs of manufacturers, industrial producers, the automotive industry, construction companies, farmers and feed mills, wholesalers and retailers, and energy producers. The Company's intermodal business links customers to railroads via trucks and terminals. CSXT also serves thousands of production and distribution facilities through track connections with other Class I railroads and more than 240 short-line and regional railroads. On June 1, 2022, CSX completed its acquisition of Pan Am Systems, Inc. ("Pan Am") which is the parent company of Pan Am Railways, Inc. This acquisition expands CSXT's reach in the Northeastern United States. For further details, refer to Note 17, *Business Combinations*.

CSXT is also responsible for the Company's real estate sales, leasing, acquisition and management and development activities. Substantially all of these activities are focused on supporting railroad operations.

Other Entities

In addition to CSXT, the Company's subsidiaries include Quality Carriers, Inc. ("Quality Carriers"), CSX Intermodal Terminals, Inc. ("CSX Intermodal Terminals"), Total Distribution Services, Inc. ("TDSI"), Transflo Terminal Services, Inc. ("Transflo"), CSX Technology, Inc. ("CSX Technology") and other subsidiaries. Effective July 1, 2021, CSX acquired Quality Carriers, the largest provider of bulk liquid chemicals truck transportation in North America. For further details, refer to Note 17, *Business Combinations*. CSX Intermodal Terminals owns and operates a system of intermodal terminals, predominantly in the eastern United States, and also provides drayage services (the pickup and delivery of intermodal shipments) for certain customers. TDSI serves the automotive industry with distribution centers and storage locations. Transflo connects non-rail served customers to the many benefits of rail by transferring products from rail to trucks. The biggest Transflo markets are chemicals and agriculture, which includes shipments of plastics and ethanol. CSX Technology and other subsidiaries provide support services for the Company.

Operating Model

The Company is focused on developing and strictly maintaining a scheduled service plan with an emphasis on improving customer service, optimizing assets and increasing employee engagement. When this operating model is executed effectively, the Company competes for an increased share of the U.S. freight market. Further, this model leads to reduced costs and strong free cash flow generation.

Lines of Business

During 2022, the Company's services generated $14.9 billion of revenue and served four primary lines of business: merchandise, intermodal, coal and trucking.

- The merchandise business shipped 2.6 million carloads (41% of volume) and generated $8.2 billion in revenue (55% of revenue) in 2022. The Company's merchandise business is comprised of shipments in the following diverse markets: chemicals, agricultural and food products, minerals, automotive, forest products, metals and equipment, and fertilizers.
- The intermodal business shipped 3.0 million units (48% of volume) and generated $2.3 billion in revenue (16% of revenue) in 2022. The intermodal business combines the superior economics of rail transportation with the flexibility of trucks and offers a cost and environmental advantage over long-haul trucking. Through a network of approximately 30 terminals, the intermodal business serves all major markets east of the Mississippi River and transports mainly manufactured consumer goods in containers, providing customers with truck-like service for longer shipments.
- The coal business shipped 697 thousand carloads (11% of volume) and generated $2.4 billion in revenue (16% of revenue) in 2022. The Company transports domestic coal, coke and iron ore to electricity-generating power plants, steel manufacturers and industrial plants as well as export coal to deep-water port facilities. Most of the export coal the Company transports is used for steelmaking, while the majority of domestic coal the Company ships is used for electricity generation.
- The trucking business generated $966 million, or 7%, of revenue in 2022. Trucking revenue includes revenue from the operations of Quality Carriers, which was acquired by CSX effective July 1, 2021.

Other revenue accounted for 6% of the Company's total revenue in 2022. This category includes revenue from regional subsidiary railroads and incidental charges, including intermodal storage and equipment usage, demurrage and switching. Revenue from regional subsidiary railroads includes shipments by railroads that the Company does not directly operate. Intermodal storage represents charges for customer storage of containers at an intermodal terminal, ramp facility or offsite location beyond a specified period of time. Demurrage represents charges assessed when freight cars are held by a customer beyond a specified period of time. Switching represents charges assessed when a railroad switches cars for a customer or another railroad.

CSX's Committed Workforce

Most of the Company's employees provide or support transportation services. The Company had more than 22,500 employees as of December 2022, which includes approximately 17,100 employees that are members of a rail labor union. As of December 2, 2022, all 12 rail unions at CSX that participated in national bargaining were covered by national agreements with the Class I railroads and CSX-specific agreements that will remain in effect through December 31, 2024. In the face of supply chain disruption and a tight labor market, CSX continues to focus on ensuring the hiring pipeline for frontline railroaders is adequate to meet customer needs and has implemented new recruiting and staffing measures.

CSX prioritizes workplace safety for employees and is committed to continued improvement through enhanced processes, training, technology, communication, and continuous collaboration with customers and peers across the railroad industry. Training programs and processes are focused on injury and accident prevention as well as emergency preparedness. The attainment of key safety targets is a component of management's annual incentive program. The FRA Personal Injury Frequency Index, a measure of the number of FRA-reportable injuries per 200,000 man-hours, was 0.96 in both 2022 and 2021, remaining flat year over year.

The Compensation and Talent Management Committee of the Board of Directors is charged with oversight of CSX's workforce. The Company is committed to developing a culture that promotes workforce diversity and inclusion and encourages ethical behavior. As of December 31, 2022, approximately 21% of CSX's overall workforce and 36% of management was diverse, calculated as the percentage of males of color and all females. In 2022, CSX was recognized as a "Best Place to Work for Disability Inclusion" by Disability:IN and the American Association of People with Disabilities for a fourth consecutive year after receiving a top score on their disability equality index. The CSX Code of Ethics serves as a guiding standard for ethical behavior and covers many types of matters, including discrimination and harassment as well as safety. Annually, all management employees are required, and union employees are highly encouraged, to complete ethics training.

Company History

A leader in freight rail transportation for nearly 200 years, the Company's heritage dates back to the early nineteenth century when The Baltimore and Ohio Railroad Company ("B&O"), the nation's first common carrier, was chartered in 1827. Since that time, the Company has built on this foundation to create a railroad that could safely and reliably service the ever-increasing demands of a growing nation. Since its founding, numerous railroads have combined with the former B&O through merger and consolidation to create what has become CSX. Each of the railroads that combined into the CSX family brought new geographical reach to valuable markets, gateways, cities, ports and transportation corridors.

CSX Corporation was incorporated in 1978 under Virginia law. In 1980, the Company completed the merger of the Chessie System and Seaboard Coast Line Industries into CSX. The merger allowed the Company to connect northern population centers and Appalachian coal fields to growing southeastern markets. Later, the Company's acquisition of key portions of Conrail, Inc. ("Conrail") allowed CSXT to link the northeast, including New England and the New York metropolitan area, with Chicago and midwestern markets as well as the growing areas in the Southeast already served by CSXT. This current rail network, which now includes the network acquired from Pan Am, allows the Company to directly serve every major market in the eastern United States with safe, dependable, environmentally responsible and fuel efficient freight transportation and intermodal service.

Competition

The business environment in which the Company operates is highly competitive. Shippers typically select transportation providers that offer the most compelling combination of service and price. Service requirements, both in terms of transit time and reliability, vary by shipper and commodity. As a result, the Company's primary competition varies by commodity, geographic location and mode of available transportation and includes other railroads, motor carriers that operate similar routes across its service area and, to a less significant extent, barges, ships and pipelines.

CSXT's primary rail competitor is Norfolk Southern Railway, which operates throughout much of the Company's territory. Other railroads also operate in parts of the Company's territory. Depending on the specific market, competing railroads and deregulated motor carriers may exert pressure on price and service levels. For further discussion on the risk of competition to the Company, see Item 1A. Risk Factors.

Regulatory Environment

The Company's operations are subject to various federal, state, provincial (Canada) and local laws and regulations generally applicable to businesses operating in the United States and Canada. In the U.S., the railroad operations conducted by the Company's subsidiaries, including CSXT, are subject to the regulatory jurisdiction of the Surface Transportation Board ("STB"), the Federal Railroad Administration ("FRA"), and its sister agency within the U.S. Department of Transportation ("DOT"), the Pipeline and Hazardous Materials Safety Administration ("PHMSA"). Together, FRA and PHMSA have broad jurisdiction over railroad operating standards and practices, including track, freight cars, locomotives and hazardous materials requirements. In addition, the U.S. Environmental Protection Agency ("EPA") has regulatory authority with respect to matters that impact the Company's properties and operations.

The Transportation Security Administration ("TSA"), a component of the Department of Homeland Security, has broad authority over railroad operating practices that may have homeland security implications. In Canada, the railroad operations conducted by the Company's subsidiaries, including CSXT, are subject to the regulatory jurisdiction of the Canadian Transportation Agency.

Although the Staggers Act of 1980 significantly deregulated the U.S. rail industry, the STB has broad jurisdiction over rail carriers. The STB regulates routes, fuel surcharges, conditions of service, rates for non-exempt traffic, acquisitions of control over rail common carriers and the transfer, extension or abandonment of rail lines, among other railroad activities. Any new rules from the STB regarding, among other things, competitive access or revenue adequacy could have a material adverse effect on the Company's financial condition, results of operations and liquidity as well as its ability to invest in enhancing and maintaining vital infrastructure. For further discussion on regulatory risks to the Company, see Item 1A. *Risk Factors*.

Financial Information

Information regarding the Company's results of operations and financial position can be found in Item 7. Management's Discussion and Analysis of Financial Condition.

Other Information

CSX makes available on its website www.csx.com, free of charge, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such reports are filed with or furnished to the Securities and Exchange Commission ("SEC"). The information on the CSX website is not part of this annual report on Form 10-K. Additionally, the Company has posted its code of ethics on its website, which is also available to any shareholder who requests it. This Form 10-K and other SEC filings made by CSX are also accessible through the SEC's website at www.sec.gov.

CSX has included the certifications of its Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") required by Section 302 of the Sarbanes-Oxley Act of 2002 ("the Act") as Exhibit 31, as well as Section 906 of the Act as Exhibit 32 to this Form 10-K report.

For additional information concerning business conducted by the Company during 2022, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 1A. Risk Factors

The risks set forth in the following risk factors could have a material adverse effect on the Company's financial condition, results of operations or liquidity, and could cause those results to differ materially from those expressed or implied in the Company's forward-looking statements. Additional risks and uncertainties not currently known to the Company or that the Company currently does not deem to be material also may materially impact the Company's financial condition, results of operations or liquidity.

<u>Regulatory, Legislative and Legal</u>

New legislation or regulatory changes could impact the Company's earnings or restrict its ability to independently negotiate prices.

Legislation passed by Congress, new regulations issued by federal agencies or executive orders issued by the President of the United States could significantly affect the revenues, costs, including income taxes, and profitability of the Company's business. In addition, statutes or regulations imposing price constraints or affecting rail-to-rail competition could adversely affect the Company's profitability.

Government regulation and compliance risks may adversely affect the Company's operations and financial results.

The Company is subject to the jurisdiction of various regulatory agencies, including the STB, FRA, PHMSA, TSA, EPA and other state, provincial and federal regulatory agencies for a variety of economic, health, safety, labor, environmental, tax, legal and other matters. New or modified rules or regulations by these agencies could increase the Company's operating costs, adversely impact revenue or reduce operating efficiencies and affect service performance. Noncompliance with applicable laws or regulations could erode public confidence in the Company and can subject the Company to fines, penalties and other legal or regulatory sanctions.

CSXT, as a common carrier by rail, is required by law to transport hazardous materials, which could expose the Company to significant costs and claims.

A train accident involving the transport of hazardous materials could result in significant claims arising from personal injury, property or natural resource damage, environmental penalties and remediation obligations. Such claims, if insured, could exceed existing insurance coverage or insurance may not continue to be available at commercially reasonable rates. Under federal regulations, CSXT is required to transport hazardous materials under the legal duty referred to as the common carrier mandate.

CSXT is also required to comply with regulations regarding the handling of hazardous materials. In November 2008, the TSA issued final rules placing significant new security and safety requirements on passenger and freight railroad carriers, rail transit systems and facilities that ship hazardous materials by rail. Noncompliance with these rules can subject the Company to significant penalties and could be a factor in litigation arising out of a train accident. Finally, legislation preventing the transport of hazardous materials through certain cities could result in network congestion and increase the length of haul for hazardous substances, which could increase operating costs, reduce operating efficiency or increase the risk of an accident involving the transport of hazardous materials.

The Company may be subject to various claims and lawsuits that could result in significant expenditures.

As part of its railroad and other operations, the Company is subject to various claims and lawsuits related to disputes over commercial practices, labor and unemployment matters, occupational and personal injury claims, property damage, environmental and other matters. The Company may experience material judgments or incur significant costs to defend existing and future lawsuits. Although the Company maintains insurance to cover some of these types of claims and establishes reserves when appropriate, final amounts determined to be due on any outstanding matters may exceed the Company's insurance coverage or differ materially from the recorded reserves. Additionally, the Company could be impacted by adverse developments not currently reflected in the Company's reserve estimates.

Operational, Safety and Business Disruption

An epidemic or pandemic and the initiatives to reduce its transmission could adversely affect the Company's business.

The Company could be materially and adversely affected by a public health crisis, including a widespread epidemic or pandemic. During a health crisis, policies and initiatives may be instituted by the public and private sector to reduce transmission, such as closures of businesses and manufacturing facilities, the promotion of social distancing, the adoption of working from home by companies and institutions, and travel restrictions. These policies or initiatives could adversely affect demand for the commodities and products that the Company transports, including import and export volume.

In addition, initiatives to reduce transmission could result in supply chain disruptions, which could impact volumes and make it more difficult for the Company to serve its customers. Moreover, operations are negatively affected when a significant number of employees are quarantined as the result of exposure to a contagious illness. To the extent a public health crisis adversely affects the Company's business and financial results, it may also have the effect of heightening many of the other risks described herein.

The Company relies on the security, stability and availability of its technology systems to operate its business.

The Company relies on information technology in all aspects of its business. The security, stability and availability of the Company's and its key third-party vendors' technology systems are critical to its ability to operate safely and effectively and to compete within the transportation industry. A successful data breach, cyber-attack, or the occurrence of any similar incident that impacts the Company's or its key third-party vendors' information technology systems could result in a service interruption, train accident, misappropriation of confidential or proprietary information (including personal information), process failure, or other operational difficulties. A disruption or compromise of the Company's information technology systems, even for short periods of time, and any resulting theft or compromise of Company confidential or proprietary information (including personal information), could adversely affect the Company's business or reputation, create significant legal, regulatory or financial exposure and have a material adverse impact on CSX's business, financial condition or operations.

The Company, its third-party vendors and other companies in the rail and transportation industries have been subject to, and are likely to continue to be the target of, data breaches, cyber-attacks and other similar incidents. These incidents may include, among other things, malware, ransomware, distributed denial of service attacks, social engineering, phishing, theft, malfeasance or improper access by employees or third-party vendors, human error, fraud, or other modes of attack or disruption. Attacks of these nature are increasing in frequency, levels of persistence, intensity and sophistication. Further, the Company may be at increased risk of a cyber-attack as a result of being a component of the critical U.S. infrastructure. As cybersecurity threats continue to evolve, the Company may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any information security vulnerabilities, data breaches, cyber-attacks or other similar incidents. A public health crisis could also increase the risk that the Company or its third-party vendors may experience cybersecurity incidents as a result of employees, third-party vendors and other third parties with which they interact working remotely on less secure systems and environments.

Despite the Company's efforts to protect its information technology systems, it may not be able to prevent or anticipate all data breaches, cyber-attacks or other similar incidents, detect or react to such incidents in a timely manner or adequately remediate any such incident. While CSX's security protocols have detected attempts to gain unauthorized access to the Company's information technology systems, none of such attempts have resulted in any material breach of or disruption to the Company's systems. For example, CSX has experienced distributed denial of service attacks that have resulted in brief system disruptions, but none have resulted in access to CSX systems. Additionally, despite routine security assessment of the Company's key third-party vendors, some vendors have experienced cyber-attacks in the past, but none of such attacks have had a material adverse impact on CSX's business or operations. Due to applicable laws and regulations or contractual obligations, CSX may be held responsible for data breaches, cyber-attacks or other similar incidents attributed to its third-party vendors as they relate to the information CSX shares with them.

Additionally, if CSX is unable to acquire, develop or implement new technology, it may suffer a competitive disadvantage within the rail industry and with companies providing other modes of transportation service.

Network or supply chain constraints could have a negative impact on service, operating efficiency or volume of shipments.

CSXT could experience rail network difficulties related to: (i) locomotive or crew shortages; (ii) labor shortages or other service disruptions in the supply chain affecting trucking, ports, handling facilities, customer facilities or other railroads; (iii) unpredictable increases in demand; (iv) extreme weather conditions; (v) regulatory changes resulting in forced access or impacting where and how fast CSXT can transport freight or maintain routes; (vi) reductions in availability of pooled equipment, including chassis; (vii) impacts from changes in network capacity or structure; or (viii) increased passenger activities, which could impact CSXT's operational fluidity, leading to deterioration of service, asset utilization and overall efficiency.

Future acts of terrorism, war or regulatory changes to combat the risk of terrorism may cause significant disruptions in the Company's operations.

Terrorist attacks, along with any government response to those attacks, may adversely affect the Company's financial condition, results of operations or liquidity. CSXT's rail lines, other key infrastructure and information technology systems may be targets or indirect casualties of acts of terror or war. This risk could cause significant business interruption and result in increased costs and liabilities and decreased revenues. In addition, premiums charged for some or all of the insurance coverage currently maintained by the Company could increase dramatically, or the coverage may no longer be available.

Furthermore, in response to the heightened risk of terrorism, federal, state and local governmental bodies are proposing and, in some cases, have adopted legislation and regulations relating to security issues that impact the transportation industry. For example, the Department of Homeland Security adopted regulations that require freight railroads to implement additional security protocols when transporting hazardous materials. Complying with these or future regulations could continue to increase the Company's operating costs and reduce operating efficiencies.

Severe weather or other natural occurrences could result in significant business interruptions and expenditures in excess of available insurance coverage.

The Company's operations may be affected by external factors such as severe weather and other natural occurrences, including floods, hurricanes, fires and earthquakes. As a result, the Company's rail network may be damaged, its workforce may be unavailable, fuel costs may rise and significant business interruptions could occur. In addition, the performance of locomotives and railcars could be adversely affected by extreme weather conditions. Hurricanes as well as storm and flooding events have impacted the Company's network in the past, leading to interrupted service and damage to track and equipment. Changes in weather patterns caused by climate change are expected to increase the frequency, severity or duration of certain adverse weather conditions.

Insurance maintained by the Company to protect against loss of business and other related consequences resulting from these natural occurrences is subject to coverage limitations, depending on the nature of the risk insured. This insurance may not be sufficient to cover all of the Company's damages or damages to others, and this insurance may not continue to be available at commercially reasonable rates. Even with insurance, if any natural occurrence leads to a catastrophic interruption of service, the Company may not be able to restore service without a significant interruption in operations.

Competitive, Economic and Financial

The Company faces competition from other transportation providers.

The Company experiences competition in pricing, service, reliability and other factors from various transportation providers including railroads and motor carriers that operate similar routes across its service area and, to a less significant extent, barges, ships and pipelines. Other transportation providers generally use public rights-of-way that are built and maintained by governmental entities, while CSXT and other railroads must build and maintain rail networks largely using internal resources. Any future improvements or expenditures materially increasing the quality or reducing the cost of alternative modes of transportation such as through the use of automation, autonomy or electrification, or legislation providing for less stringent size or weight restrictions on trucks, could negatively impact the Company's competitive position. Additionally, any future consolidation in the rail industry could materially affect the regulatory and competitive environment in which the Company operates.

Global economic conditions could negatively affect demand for commodities and other freight.

A decline or disruption in general domestic and global economic conditions that affects demand for the commodities and products the Company transports, including import and export volume, could reduce revenues or have other adverse effects on the Company's cost structure and profitability. For example, slower rates of economic growth in Asia, contraction of European economies, and changes in the global supply of seaborne coal or price of seaborne coal have adverse impacts on U.S. export coal volume and result in lower coal revenue for CSX. Additionally, changes to trade agreements or policies could result in reduced import and export volumes due to increased tariffs and lower consumer demand. If the Company experiences significant declines in demand for its transportation services with respect to one or more commodities and products or continues to experience the impacts of inflation, the Company may experience reduced revenue and increased operating costs, workforce adjustments, and other related activities, which could have a material adverse effect on the Company's financial condition, results of operations and liquidity.

Changing dynamics in the U.S. and global energy markets could negatively impact profitability.

Over time, changing dynamics in the U.S. and global energy markets, including the impacts of regulation and alternative fuel sources, have resulted in lower energy production from coal-fired power plants in CSX's service territory. Changes in natural gas prices, or other factors impacting demand for electricity, could impact future power generation at coal-fired plants, which would affect the Company's domestic coal volumes and revenues.

Weaknesses in the capital and credit markets could negatively impact the Company's access to capital.

The Company regularly relies on capital markets for the issuance of long-term debt instruments, commercial paper and bank financing from time to time. Instability or disruptions of the capital markets, including credit markets, or the deterioration of the Company's financial condition due to internal or external factors, could restrict or prohibit access and could increase financing costs. A significant deterioration of the Company's financial condition could also reduce credit ratings and could limit or affect its access to external sources of capital and increase the costs of short and long-term debt financing.

Availability of Critical Supplies and Labor

The unavailability of critical resources could adversely affect the Company's operational efficiency and ability to meet demand.

Marketplace conditions for resources like locomotives as well as the availability of qualified personnel, particularly engineers and conductors, could each have a negative impact on the Company's ability to meet demand for rail service. Although the Company strives to maintain adequate resources and personnel for the current business environment, unpredictable increases in demand for rail services or extreme weather conditions may exacerbate such risks, which could have a negative impact on the Company's operational efficiency and otherwise have a material adverse effect on the Company's financial condition, results of operations, or liquidity in a particular period.

Disruption to a key railroad industry supplier could negatively affect operating efficiency and increase costs.

The capital intensive and unique nature of core rail equipment (including rail, ties, freight cars and locomotives) limits the number of railroad equipment suppliers. If any of the current manufacturers stops production or experiences a supply shortage, CSXT could experience a significant cost increase or material shortage. In addition, a few critical railroad suppliers are foreign and, as such, adverse developments in international relations, new trade regulations, disruptions in international shipping or increases in global demand could make procurement of these supplies more difficult or increase CSXT's costs. Additionally, if a fuel supply shortage were to arise, the Company would be negatively impacted.

Failure to complete negotiations on collective bargaining agreements could result in strikes and/or work stoppages.

Most of CSX's employees are represented by labor unions and are covered by collective bargaining agreements. These agreements are either bargained for nationally by the National Carriers Conference Committee or locally between CSX and the union. Such agreements are negotiated over the course of several years and previously have not resulted in any extended work stoppages. Under the Railway Labor Act's procedures (which include mediation, cooling-off periods and the possibility of an intervention by the President of the United States), during negotiations neither party may take action until the procedures are exhausted. If, however, CSX is unable to negotiate acceptable agreements, the employees covered by the Railway Labor Act could strike, which could result in loss of business and increased operating costs as a result of higher wages or benefits paid to union members.

Climate Change and Environmental

The Company's operations and financial results could be negatively impacted by climate change and regulatory and legislative responses to climate change.

There is potential for operational impacts from changing weather patterns or rising sea levels in the Company's operational territory, which could impact the Company's network or other assets.

Climate change and other emissions-related laws and regulations have been proposed and, in some cases adopted, on the federal, state, provincial and local levels. These final and proposed laws and regulations take the form of restrictions, caps, taxes or other controls on emissions. In particular, the EPA has issued various regulations and may issue additional regulations targeting emissions, including rules and standards governing emissions from certain stationary sources and from vehicles. Any of these pending or proposed laws or regulations, including any proposed or implemented under the Biden administration, could adversely affect the Company's operations and financial results by, among other things: (i) reducing coal-fired electricity generation due to mandated emission standards; (ii) reducing the consumption of coal as a viable energy resource in the United States and Canada; (iii) increasing the Company's fuel, capital and other operating costs and negatively affecting operating and fuel efficiencies; and (iv) making it difficult for the Company's customers in the U.S. and Canada to produce products in a cost competitive manner. Any of these factors could reduce the amount of shipments the Company handles and have a material adverse effect on the Company's financial condition, results of operations or liquidity.

The Company is subject to environmental laws and regulations that may result in significant costs.

The Company is subject to wide-ranging federal, state, provincial and local environmental laws and regulations concerning, among other things, emissions into the air, ground and water; the handling, storage, use, generation, transportation and disposal of waste and other materials; the clean-up of hazardous material and petroleum releases and the health and safety of our employees. If the Company violates or fails to comply with these laws and regulations, CSX could be fined or otherwise sanctioned by regulators. The Company can also be held liable for consequences arising out of human exposure to any hazardous substances for which CSX is responsible. In certain circumstances, environmental liability can extend to formerly owned or operated properties, leased properties, adjacent properties and properties owned by third parties or Company predecessors, as well as to properties currently owned, leased or used by the Company.

The Company has been, and may in the future be, subject to allegations or findings to the effect that it has violated, or is strictly liable under, environmental laws or regulations, and such violations can result in the Company's incurring fines, penalties or costs relating to the cleanup of environmental contamination. Although the Company believes it has appropriately recorded current and long-term liabilities for known and reasonably estimable future environmental costs, it could incur significant costs that exceed reserves or require unanticipated cash expenditures as a result of any of the foregoing. The Company also may be required to incur significant expenses to investigate and remediate known, unknown or future environmental contamination.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

The Company's properties primarily consist of track and its related infrastructure, locomotives and freight cars and equipment. These categories and the geography of the network are described below.

Track and Infrastructure

Serving 26 states, the District of Columbia, and the Canadian provinces of Ontario and Quebec, the CSXT rail network serves, among other markets, New York, Philadelphia and Boston in the Northeast and Mid-Atlantic, the southeast markets of Atlanta, Miami and New Orleans, and the midwestern markets of St. Louis, Memphis and Chicago.

CSXT's track structure includes mainline track, connecting terminals and yards, track within terminals and switching yards, sidings used for passing trains, track connecting CSXT's track to customer locations and turnouts that divert trains from one track to another. Total track miles, which reflect the size of CSXT's network that connects markets, customers and western railroads, are greater than CSXT's approximately 20,000 route miles. At December 2022, the breakdown of track miles was as follows:

	Track Miles
Single Mainline Track	19,879
Other Mainline Track	5,662
Terminals and Switching Yards	9,308
Passing Sidings and Turnouts	901
Total	35,750

In addition to its physical track structure, the Company operates numerous yards and terminals for rail and intermodal service. These serve as points of connectivity between the Company and its local customers and as sorting facilities where railcars and intermodal containers are received, classed for destination and placed onto outbound trains, or arrive and are delivered to the customer. The Company's largest yards and terminals based on 2022 volume (number of railcars or intermodal containers processed) are listed below.

Yards and Terminals	Annual Volume
Waycross, GA	931,488
Bedford Park Intermodal Terminal (Chicago)	886,636
Selkirk, NY	636,750
Nashville, TN	627,868
Cincinnati, OH	622,906
Avon, IN (Indianapolis)	574,775
Walbridge, OH (Toledo)	372,880
Fairburn, GA Intermodal Terminal (Atlanta)	358,416
Louisville, KY	352,029
Chicago 59th St. Intermodal Terminal	308,421

Network Geography

CSXT's operations are primarily focused on four major transportation networks and corridors that are defined geographically and by commodity flows below.

Interstate 90 (I-90) Corridor – This CSXT corridor links Chicago and the Midwest to metropolitan areas in New York and New England. This route, also known as the "waterlevel route," has minimal hills and grades and nearly all of it has two main tracks (referred to as double track). These engineering attributes permit the corridor to support high-speed service across intermodal, automotive and merchandise commodities. This corridor is a primary route for import traffic coming from the far east through western ports moving eastward across the country, through Chicago and into the population centers in the Northeast. The I-90 Corridor is also a critical link between ports in New York, New Jersey, and Pennsylvania and consumption markets in the Midwest. This route carries goods from all three of the Company's major rail markets – merchandise, intermodal and coal.

Interstate 95 (I-95) Corridor – The CSXT I-95 Corridor connects Charleston, Jacksonville, Miami and many other cities throughout the Southeast with the heavily populated mid-Atlantic and northeastern cities of Baltimore, Philadelphia and New York. CSXT primarily transports food and consumer products, as well as metals and chemicals along this line. It is the leading rail corridor along the eastern seaboard south of the District of Columbia and provides access to major eastern ports.

Southeastern Corridor – This critical part of the network runs between CSXT's western gateways of Chicago, St. Louis and Memphis through the cities of Nashville, Birmingham, and Atlanta and markets in the Southeast. The Southeastern Corridor is the premier rail route connecting these key cities, gateways, and markets and positions CSXT to efficiently handle projected traffic volumes of intermodal, automotive and general merchandise traffic. The corridor also provides direct rail service between the coal reserves of the southern Illinois basin and the demand for coal in the Southeast.

Coal Network – The CSXT coal network connects the coal mining operations in the Appalachian mountain region and Illinois basin with industrial areas in the Southeast, Northeast and Mid-Atlantic, as well as many river, lake, and deep water port facilities. The domestic coal market has declined significantly over the last decade and export coal remains subject to a high degree of volatility. CSXT's coal network remains well positioned to supply utility markets in both the Northeast and Southeast and to transport coal shipments for export outside of the U.S. Most of the export coal the Company transports is used for steelmaking, while the majority of domestic coal the Company ships is used for electricity generation.

See the following page for a map of the CSX Rail Network. Also included on the map, "CSX Operating Agreement" indicates areas within which CSX can operate through trackage rights beyond the CSX network.

CSX Rail Network


Syracuse
Selkirk
Buffalo
Detroit
Chicago
Toledo
Cleveland
Willard
Pittsburgh
Cumberland
Columbus
Baltimore
Avon
Cincinnati
Russell
Louisville
Richmond
Rocky Mount
Nashville
Hamlet
Florence
Birmingham
Atlanta
Charleston
Montgomery
Savannah
Major Terminal
CSX Rail Service
CSX Operating Agreement
Waycross
Mobile
Jacksonville
New Orleans
Tampa

Locomotives

As of December 2022, CSXT owns or long-term leases more than 3,600 locomotives. From time to time, the Company also short-term leases locomotives based on business needs. Freight locomotives are used primarily to pull trains while switching locomotives are used in yards. Auxiliary units are typically used to provide extra traction for heavy trains in hilly terrain. Of owned locomotives, approximately 68% were in active service as of December 31, 2022, and the remainder were in storage to be utilized as needed. Storing locomotives and equipment allows the Company to quickly adjust its active fleet based on demand and other factors while avoiding delays due to supply limitations or excessive lead times to acquire additional equipment. As of December 2022, CSXT's fleet of owned or long-term leased locomotives consisted of the following types:

	Locomotives	%	Average Age (years)
Freight	3,194	89 %	23
Switching	237	6 %	45
Auxiliary Units	177	5 %	29
Total locomotives	**3,608**	100 %	25

Equipment

The Company owns or long-term leases rail equipment, including several types of freight cars and intermodal containers. Of total owned and long-term leased equipment, approximately 91% was in active service as of December 31, 2022, and the remainder were in storage to be utilized as needed. As of December 2022, the Company's owned and long-term leased equipment consisted of the following:

Equipment	Number of Units	%
Gondolas	18,613	40 %
Multi-level Flat Cars	10,736	23 %
Open-top Hoppers	6,403	14 %
Covered Hoppers	6,366	13 %
Box Cars	3,745	8 %
Flat Cars	565	1 %
Other Cars	596	1 %
Subtotal Freight Cars	47,024	100 %
Containers	19,405	
Total Equipment	**66,429**	

At any time, approximately two-thirds of the railcars on the CSXT system are not owned or leased by the Company. Examples of these include railcars owned by other railroads (which are utilized by CSXT), shipper-furnished or private cars (which are generally used only in that shipper's service), multi-level railcars used to transport automobiles (which are shared between railroads) and double-stack railcars, or well cars (which are industry pooled), that allow for two intermodal containers to be loaded one above the other.

The Company's revenue-generating equipment, either owned or long-term leased, primarily consists of freight cars and containers as described below.

Gondolas – Support CSXT's metals markets and provide transport for woodchips and other bulk commodities. Some gondolas are equipped with special hoods for protecting products like coil and sheet steel.

Multi-level flat cars – Transport finished automobiles and are differentiated by the number of levels: bi-levels for large vehicles such as pickup trucks and SUVs and tri-levels for sedans and smaller automobiles.

Covered hoppers – Have a permanent roof and are segregated based upon commodity density. Lighter bulk commodities such as grain, fertilizer, flour, salt, sugar, clay and lime are shipped in large cars called jumbo covered hoppers. Heavier commodities like cement, ground limestone and industrial sand are shipped in small cube covered hoppers.

Open-top hoppers – Transport heavy dry bulk commodities such as coal, coke, stone, sand, ores and gravel that are resistant to weather conditions.

Box cars – Include a variety of tonnages, sizes, door configurations and heights to accommodate a wide range of finished products, including paper, auto parts, appliances and building materials. Insulated box cars deliver food products, canned goods, beer and wine.

Flat cars – Used for shipping intermodal containers and trailers or bulk and finished goods, such as lumber, pipe, plywood, drywall and pulpwood.

Other cars – Primarily leased refrigerator cars and slab steel cars.

Containers – Weather-proof boxes used for bulk shipment of freight, primarily in intermodal service.

Item 3. Legal Proceedings

For further details, please refer to Note 8. *Commitments and Contingencies* of this annual report on Form 10-K.

Item 4. Mine Safety Disclosure

Not Applicable

Executive Officers of the Registrant

Executive officers of the Company are elected by the CSX Board of Directors and generally hold office until the next annual election of officers. There are no family relationships or any arrangement or understanding between any officer and any other person pursuant to which such officer was elected. As of the date of this filing, the executive officers' names, ages and business experience are:

Name and Age	Business Experience During Past Five Years
Joseph R. Hinrichs, 56 *President and Chief Executive Officer*	Hinrichs, a leader with more than 30 years of experience in the global automotive, manufacturing, and energy sectors, was named President and Chief Executive Officer in September 2022. Hinrichs previously worked at Ford Motor Company from 2000 to 2020, most recently serving as President of Ford's global automotive business. In that role, he led the company's automotive operations, overseeing Ford's global business units and the Ford and Lincoln brands. He also led Ford's automotive skill teams, overseeing product development, purchasing, manufacturing, labor affairs, marketing and sales, government affairs, information technology, sustainability, safety and environmental engineering. Other positions he held at Ford include President of Global Operations, President of the Americas, President of Asia Pacific and Africa, Chairman and CEO of Ford China, and Chairman & CEO of Ford Canada. Over the past four years, Hinrichs has also served in multiple advisory and board roles of various companies.
Sean R. Pelkey, 43 *Executive Vice President and Chief Financial Officer*	Pelkey was named Executive Vice President and Chief Financial Officer in January 2022 after serving as Vice President and Acting Chief Financial Officer since June 2021. Prior to these roles, Pelkey held the role of Vice President Finance & Treasury since 2017. In his current role, he is responsible for all financial aspects of the Company's business including financial and economic analysis, accounting, tax, treasury, real estate and purchasing activities. Prior to 2017, he has held the positions of AVP Capital Markets and Director Performance Analysis. During his 17 years with CSX, Mr. Pelkey has held a variety of other roles, including financial planning and technology finance.
Kevin S. Boone, 45 *Executive Vice President and Chief Sales & Marketing Officer*	Boone was named Executive Vice President and Chief Sales & Marketing Officer in June 2021 after serving as Chief Financial Officer since May 2019. In his current role, he is responsible for the commercial organization. Mr. Boone has more than 20 years of experience in finance, accounting, mergers and acquisitions, and transportation performance analysis. He joined CSX in September 2017 as Vice President of Corporate Affairs and Chief Investor Relations Officer and was later named Vice President, Marketing and Strategy leading research and data analysis to advance growth strategies for CSX. Before joining CSX in 2017, Mr. Boone worked as a Senior Equity Research Analyst at Janus Capital. He also served as a Vice President at Morgan Stanley in equity research and an associate at Merrill Lynch in the mergers and acquisitions group.
Jamie J. Boychuk, 45 *Executive Vice President of Operations*	Boychuk has served as CSXT's Executive Vice President of Operations since October 2019. In this role, he is responsible for transportation, network operations including terminals, mechanical, engineering and labor relations. Since joining CSXT in 2017, he has held the positions of Senior Vice President of Network, Engineering, Mechanical and Intermodal Operations; Vice President of Scheduled Railroading; and Assistant Vice President of Transportation Support. Mr. Boychuk previously worked at Canadian National Railway, where he served for 20 years in various operational roles of increasing responsibility, including sub-region General Manager.

Name and Age	Business Experience During Past Five Years
Stephen Fortune, 53 *Executive Vice President and Chief Digital and Technology Officer*	Fortune was named CSX's Executive Vice President and Chief Digital and Technology Officer in April 2022. In this role, he is responsible for leading the Company's technology strategy development and all aspects of CSX's information technology systems operations, including cybersecurity. Prior to joining CSX with nearly 20 years of information technology experience, he spent 30 years at BP, most recently as Chief Information Officer of the global BP group.
Nathan D. Goldman, 65 *Executive Vice President and Chief Legal Officer*	Goldman has served as Executive Vice President and Chief Legal Officer, and Corporate Secretary of CSX since November 2017. In this role, he directs the Company's legal affairs, government relations, risk management, public safety, environmental, and audit functions. During his 19 years with the Company, Mr. Goldman has previously served as Vice President of Risk Compliance and General Counsel and has overseen work in compliance, risk management and safety programs.
Diana B. Sorfleet, 58 *Executive Vice President and Chief Administrative Officer*	Sorfleet was named Executive Vice President and Chief Administrative Officer in July 2018. In this role, her responsibilities include human resources, people systems and analytics, total rewards, facilities and aviation. During her 11 years with the Company, Ms. Sorfleet has previously served as Chief Human Resources Officer. Prior to joining CSX, she worked in human resources for 20 years.
Angela C. Williams, 48 *Vice President and Chief Accounting Officer*	Williams has served as Vice President and Chief Accounting Officer of CSX since March 2018. She is responsible for financial and regulatory reporting, freight billing and collections, payroll, accounts payable and various other accounting processes. During her 19 years with the Company, she previously served as Assistant Vice President - Assistant Controller and in other various accounting roles. With more than 25 years of experience, Williams held various accounting and auditing positions prior to joining CSX. Ms. Williams is a Certified Public Accountant in the state of Florida.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

CSX's common stock is listed on the Nasdaq Global Select Market, which is its principal trading market, and is traded over-the-counter and on exchanges nationwide. The official trading symbol is "CSX."

Description of Common and Preferred Stock

A total of 5.4 billion shares of common stock are authorized, of which 2,066,350,050 shares were outstanding as of December 31, 2022. Each share is entitled to one vote in all matters requiring a vote of shareholders. There are no preemptive rights, which are privileges extended to select shareholders that would allow them to purchase additional shares before other members of the general public in the event of an offering. At January 31, 2023, the latest practicable date that is closest to the filing date, there were 22,453 common stock shareholders of record. The weighted average of common shares outstanding, which was used in the calculation of diluted earnings per share, was 2,141 million as of December 31, 2022. (See Note 2, *Earnings Per Share*.) A total of 25 million shares of preferred stock is authorized, none of which is currently outstanding.

The following table sets forth, for the quarters indicated, the dividends declared on CSX common stock.

		Quarter								
		1st		2nd		3rd		4th		Year
2022	$	**0.100**	$	**0.100**	$	**0.100**	$	**0.100**	$	**0.400**
2021	$	0.093	$	0.093	$	0.093	$	0.093	$	0.372

Stock Performance Graph

The cumulative shareholder returns, assuming reinvestment of dividends, on $100 invested at December 31, 2017 are illustrated on the graph below. The Company references the Standard & Poor's 500 Stock Index ("S&P 500 ®"), and the Dow Jones U.S. Transportation Average Index, which provide comparisons to a broad-based market index and other companies in the transportation industry.



CSX Purchases of Equity Securities

The Company continues to repurchase shares under the $5 billion program announced in July 2022. Total repurchase authority remaining as of December 31, 2022 was $3.3 billion. For more information about share repurchases, see Note 2, *Earnings Per Share*. Share repurchase activity of $1.0 billion for the fourth quarter 2022 was as follows:

CSX Purchases of Equity Securities for the Quarter

Fourth Quarter	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
Beginning Balance				$ 4,292,997,017
October 1 - October 31, 2022	22,101,430	$ 27.50	22,101,430	3,685,141,410
November 1 - November 30, 2022	6,810,351	29.80	6,810,351	3,482,205,188
December 1 - December 31, 2022	6,710,050	31.33	6,710,050	3,271,977,916
Ending Balance	35,621,831	$ 28.66	35,621,831	$ 3,271,977,916

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

TERMS USED BY CSX

When used in this report, unless otherwise indicated by the context, these terms are used to mean the following:

Car hire - A charge paid by one railroad for its use of cars belonging to another railroad or car owner.

Class I freight railroad - One of the largest line haul freight railroads as determined based on operating revenue; the exact revenue required to be in each class is periodically adjusted for inflation by the Surface Transportation Board. Smaller railroads are classified as Class II or Class III.

Common carrier mandate - A federal mandate that requires U.S. railroads to accommodate reasonable requests from shippers to carry any freight, including hazardous materials.

Demurrage - A charge assessed by railroads for the use of rail cars by shippers or receivers of freight beyond a specified free time.

Department of Transportation ("DOT") - A U.S. government agency with jurisdiction over matters of all modes of transportation.

Depreciation study - Conducted by a third-party specialist and analyzed by management, a periodic statistical analysis of fixed asset service lives, salvage values, accumulated depreciation, and other factors for group assets along with a comparison of similar asset groups at other companies.

Double-stack - Stacking containers two-high on specially equipped cars.

Environmental Protection Agency ("EPA") - A U.S. government agency that has regulatory authority with respect to environmental law.

Federal Railroad Administration ("FRA") - The branch of the DOT that is responsible for developing and enforcing railroad safety regulations, including safety standards for rail infrastructure and equipment.

Free cash flow - The calculation of a non-GAAP measure by using net cash provided by operating activities and adjusting for property additions and certain other investing activities. Free cash flow is a measure of cash available for paying dividends, share repurchases and principal reduction on outstanding debt.

Group-life depreciation - A type of depreciation in which assets with similar useful lives and characteristics are aggregated into groups. Instead of calculating depreciation for individual assets, depreciation is calculated as a whole for each group.

Incidental charges - Charges for switching, demurrage, storage, etc.

Intermodal - A flexible way of transporting freight over highway, rail and water without being removed from the original transportation equipment, namely a container or trailer.

Mainline - The main track thoroughfare, exclusive of terminals, yards, sidings and turnouts.

Pipeline and Hazardous Materials Safety Administration ("PHMSA") - An agency within the DOT that, together with the FRA, has broad jurisdiction over railroad operating standards and practices, including hazardous materials requirements.

Positive Train Control ("PTC") - An interoperable train control system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work-zone limits, and train diversions onto another set of tracks.

Revenue adequacy - The achievement of a rate of return on investment at least equal to the industry cost of investment capital, as measured by the STB.

Shipper - A customer shipping freight via rail.

Siding - Track adjacent to the mainline used for passing trains.

Staggers Act of 1980 - Congressional law that significantly deregulated the rail industry, replacing the regulatory structure in existence since the 1887 Interstate Commerce Act. Where previously rates were controlled by the Interstate Commerce Commission, the Staggers Act allowed railroads to establish their own rates for shipments, enhancing their ability to compete with other modes of transportation.

Surface Transportation Board ("STB") - An independent governmental adjudicatory body administratively housed within the DOT, responsible for the economic regulation of interstate surface transportation within the United States.

Switching - Putting cars in a specific order, placing cars for loading, retrieving empty cars or adding or removing cars from a train at an intermediate point.

Terminal - A facility, typically owned by a railroad, for the handling of freight and for the breaking up, making up, forwarding and servicing of trains.

Transportation Security Administration ("TSA") - A component of the Department of Homeland Security with broad authority over railroad operating practices that may have homeland security implications.

TTX Company ("TTX") - A company that provides its owner-railroads with standardized fleets of intermodal, automotive and general use railcars at time and mileage rates. CSX owns about 20 percent of TTX's common stock, and the remainder is owned by the other leading North American railroads and their affiliates.

Turnout - A track that diverts trains from one track to another.

Yard - A system of tracks, other than main tracks and sidings, used for making up trains, storing cars and other purposes.

2022 HIGHLIGHTS

• Revenue of $14.9 billion increased $2.3 billion or 19% versus the prior year.

• Expenses of $8.8 billion increased $1.9 billion or 27% year over year.

• Operating income of $6.0 billion increased $429 million or 8% year over year.

• Operating ratio of 59.5% increased 420 basis points from 55.3%.

• Earnings per diluted share of $1.95 increased $0.27 or 16% year over year.

RESULTS OF OPERATIONS

The following section generally discusses the Company's results of operations and financial condition for the year ended December 31, 2022, compared to the year ended December 31, 2021. A discussion regarding results of operations and financial condition for the year ended December 31, 2021, compared to the year ended December 31, 2020, can be found in Part II, Item 7 of CSX's Annual Report on Form 10-K for the year ended 2021, filed with the Securities and Exchange Commission on February 16, 2022.

2022 vs. 2021 Results of Operations

| | Years Ended | | | |
	2022	2021	*$ Change*	*% Change*
(Dollars in Millions)				
Revenue	**$ 14,853**	$ 12,522	*$ 2,331*	*19 %*
Expense				
Labor and Fringe	**2,861**	2,550	*(311)*	*(12)*
Purchased Services and Other	**2,685**	2,135	*(550)*	*(26)*
Fuel	**1,626**	913	*(713)*	*(78)*
Depreciation and Amortization	**1,500**	1,420	*(80)*	*(6)*
Equipment and Other Rents	**396**	364	*(32)*	*(9)*
Gains on Property Dispositions	**(238)**	(454)	*(216)*	*(48)*
Total Expense	**8,830**	6,928	*(1,902)*	*(27)*
Operating Income	**6,023**	5,594	*429*	*8*
Interest Expense	**(742)**	(722)	*(20)*	*(3)*
Other Income - Net	**133**	79	*54*	*68*
Income Tax Expense	**(1,248)**	(1,170)	*(78)*	*(7)*
Net Earnings	**$ 4,166**	$ 3,781	*$ 385*	*10*
Earnings Per Diluted Share	**$ 1.95**	$ 1.68	*$ 0.27*	*16 %*
Operating Ratio	**59.5 %**	55.3 %		*(420)* bps

Appointment of New Chief Executive Officer

On September 15, 2022, CSX announced that, as part of a planned succession process, its Board of Directors appointed Joseph R. Hinrichs as the Company's new President and Chief Executive Officer and as a member of the Board of Directors, effective September 26, 2022.

Acquisition of Pan Am Systems, Inc.

On June 1, 2022, CSX acquired Pan Am for a purchase price of $600 million funded through a combination of common stock valued at $422 million and cash totaling $178 million. Accordingly, the consolidated 2022 results include the results of Pan Am's operations after the acquisition date. For further details, refer to Note 17, *Business Combinations*.

Volume and Revenue (Unaudited)

Volume (Thousands of units); Revenue (Dollars in Millions); Revenue Per Unit (Dollars)

	Volume			Revenue			Revenue Per Unit		
	2022	2021	% Change	**2022**	2021	% Change	**2022**	2021	% Change
Chemicals	**641**	659	(3)%	**$ 2,584**	$ 2,421	7 %	**$ 4,031**	$ 3,674	10 %
Agricultural and Food Products	**481**	467	3 %	**1,664**	1,461	14 %	**3,459**	3,128	11 %
Automotive	**338**	318	6 %	**1,054**	886	19 %	**3,118**	2,786	12 %
Minerals	**337**	325	4 %	**658**	587	12 %	**1,953**	1,806	8 %
Forest Products	**291**	296	(2)%	**996**	918	8 %	**3,423**	3,101	10 %
Metals and Equipment	**267**	277	(4)%	**828**	796	4 %	**3,101**	2,874	8 %
Fertilizers	**203**	229	(11)%	**455**	470	(3)%	**2,241**	2,052	9 %
Total Merchandise	**2,558**	2,571	(1)%	**8,239**	7,539	9 %	**3,221**	2,932	10 %
Intermodal	**2,963**	2,976	— %	**2,306**	2,039	13 %	**778**	685	14 %
Coal	**697**	706	(1)%	**2,434**	1,790	36 %	**3,492**	2,535	38 %
Trucking [a]	**—**	—	— %	**966**	410	136 %	**—**	—	— %
Other	**—**	—	— %	**908**	744	22 %	**—**	—	— %
Total	**6,218**	6,253	(1)%	**$14,853**	$12,522	19 %	**$ 2,389**	$ 2,003	19 %

(a) Effective third quarter 2021, Trucking revenue is comprised of revenue from the operations of Quality Carriers, which was acquired by CSX effective July 1, 2021.

Revenue

Total revenue increased by $2.3 billion in 2022, or 19%, when compared to the previous year primarily due to higher fuel recovery, pricing gains that include the benefit of higher export coal benchmark rates, and the inclusion of Quality Carriers' results.

Merchandise Volume

Chemicals - Decreased due to lower shipments of crude oil and other energy-related commodities as well as waste.

Agricultural and Food Products – Increased as a result of higher shipments of ethanol, sweeteners and vegetable oils, and grain.

Automotive - Increased due to higher North American vehicle production as semiconductor availability has improved.

Minerals - Increased due to higher shipments of aggregates driven by construction demand.

Forest Products – Decreased due to lower shipments of pulpboard and building products.

Metals and Equipment - Decreased primarily due to lower steel shipments, partially offset by higher scrap shipments and equipment moves.

Fertilizers - Decreased due to declines in short-haul and long-haul phosphate shipments.

Intermodal Volume

Lower domestic shipments due to continued supply-side constraints, more subdued seasonal demand than prior year and a softening truck market were mostly offset by increased international shipments.

Coal Volume

Domestic coal decreased due to lower shipments of utility coal, including the impacts of limited coal availability during mine disruptions during the year, as well as lower steel and industrial shipments. Export coal decreased due to lower shipments of thermal coal, partially driven by reduced capacity at Curtis Bay coal pier due to an outage at a portion of the facility. The facility is now back at full capacity.

Trucking Revenue

Trucking revenue increased $556 million versus prior year due to the inclusion of Quality Carriers' results and higher fuel surcharge.

Other Revenue

Other revenue was $164 million higher than prior year driven by increases in revenue for intermodal storage and equipment usage, increases in demurrage and higher affiliate revenue.

Expense

In 2022, total expenses increased $1.9 billion, or 27%, compared to prior year. Descriptions of each expense category as well as significant year-over-year changes are described below.

<u>Labor and Fringe</u> expenses include employee wages and related payroll taxes, health and welfare costs, pension, other post-retirement benefits and incentive compensation. These expenses increased $311 million due to the following items:
- The impacts of agreements reached with labor unions as well as inflation totaled $199 million. Of the total, $32 million relates to labor and benefits in prior years.
- The inclusion of Quality Carriers' operations for the full year in 2022 versus a portion of the year in 2021 resulted in increased costs of $74 million.
- Incentive compensation costs decreased $29 million primarily due to the impact of accelerated expense for eligible employees in the prior year.
- Other costs increased $67 million primarily due to hiring and retention costs, the inclusion of Pan Am's operations and other non-significant items.

<u>Purchased Services and Other</u> expenses consist primarily of contracted services to maintain infrastructure and equipment, terminal and pier services, purchased trucking and other transportation, and professional services. This category also includes costs related to materials, travel, casualty claims, environmental remediation, train accidents, property and sales tax, utilities and other items. Total purchased services and other expenses increased $550 million driven by the following:
- The inclusion of Quality Carriers' operations for the full year in 2022 versus a portion of the year in 2021 drove $280 million of additional costs.
- Higher operating support costs, primarily due to inflation, higher intermodal terminal costs and an increased active locomotive fleet, drove an increase of $182 million.
- Adjustments to environmental reserves resulted in $21 million higher expense.
- All other costs increased $67 million primarily due to several non-significant items including Pan Am's operations and acquisition-related costs.

<u>Fuel</u> expense includes locomotive diesel fuel as well as non-locomotive fuel. This expense is largely driven by the market price and locomotive consumption of diesel fuel. Fuel expense increased $713 million primarily due to a 66% price increase in locomotive fuel prices and the inclusion of non-locomotive fuel used for trucking.

<u>Depreciation</u> expense primarily relates to recognizing the costs of capital assets, such as locomotives, railcars and track structure, over their respective useful lives, which are reviewed periodically as part of depreciation studies. This expense is impacted primarily by the capital expenditures made each year. Depreciation expense increased $80 million primarily due to a larger net asset base, which includes Quality Carriers' assets, as well as the impacts of a 2022 equipment depreciation study.

<u>Equipment and Other Rents</u> expense includes rent paid for freight cars owned by other railroads or private companies, net of rents received by CSXT for use of its equipment. This category of expenses also includes expenses for short-term and long-term leases of locomotives, railcars, containers, tractors and trailers, offices and other rentals. These expenses increased $32 million primarily due to increased car hire costs as well as the addition of Quality Carriers' costs. Car hire costs increased due to higher days per load and inflation, partially offset by lower volume.

<u>Gains on Property Dispositions</u> decreased to $238 million in 2022 from $454 million in 2021 primarily due to lower gains from the sale of property rights to the Commonwealth of Virginia. Related to this transaction, CSX recognized gains of $144 million in 2022 and $349 million in 2021.

Interest Expense

Interest Expense includes interest on long-term debt, equipment obligations and finance leases. Interest expense increased $20 million primarily as a result of higher average debt balances, partially offset by increased capitalized interest.

Other Income - Net

Other Income - Net includes investment gains, losses and interest income, as well as components of net periodic pension and post-retirement benefit cost and other non-operating activities. Other income increased $54 million primarily due to higher interest income, driven by increased rates, and an increase in net pension benefit credits during 2022.

Income Tax Expense

Income Tax Expense increased $78 million primarily due to higher earnings before income taxes, partially offset by favorable adjustments to deferred state taxes and favorable state legislative changes.

Net Earnings and Earnings per Diluted Share

Net Earnings increased $385 million to $4.2 billion, and earnings per diluted share increased $0.27 to $1.95, due to the factors mentioned above. Average shares outstanding was lower as a result of share repurchase activity during the year and had a favorable impact on earnings per diluted share.

NON-GAAP MEASURES (Unaudited)

CSX reports its financial results in accordance with United States generally accepted accounting principles ("GAAP"). CSX also uses certain non-GAAP measures that fall within the meaning of Securities and Exchange Commission Regulation G and Regulation S-K Item 10(e), which may provide users of the financial information with additional meaningful comparison to prior reported results. Non-GAAP measures do not have standardized definitions and are not defined by GAAP. Therefore, CSX's non-GAAP measures are unlikely to be comparable to similar measures presented by other companies. The presentation of these non-GAAP measures should not be considered in isolation from, as a substitute for, or as superior to the financial information presented in accordance with GAAP. Reconciliations of non-GAAP measures to corresponding GAAP measures are below.

Free Cash Flow

Management believes that free cash flow is useful to investors as it is important in evaluating the Company's financial performance. More specifically, free cash flow measures cash generated by the business after reinvestment. This measure represents cash available for both equity and bond investors to be used for dividends, share repurchases or principal reduction on outstanding debt. Free cash flow is calculated by using net cash from operations and adjusting for property additions and proceeds from property dispositions. This measure should be considered in addition to, rather than a substitute for, cash provided by operating activities. Free cash flow before dividends decreased $101 million year-over-year to $3.7 billion primarily due to higher property additions and lower proceeds and advances from property dispositions, mostly attributable to the sale of property rights to the Commonwealth of Virginia. These decreases were partially offset by higher net cash provided by operating activities.

The following table reconciles cash provided by operating activities (GAAP measure) to free cash flow (non-GAAP measure).

	Years Ended	
	2022	2021
(Dollars in Millions)		
Net Cash Provided by Operating Activities	$ 5,619	$ 5,099
Property Additions	(2,133)	(1,791)
Proceeds and Advances from Property Dispositions	246	529
Other Investing Activities [a]	n/a	(4)
Free Cash Flow, before Dividends (Non-GAAP)	$ 3,732	$ 3,833

(a) Effective first quarter 2022, the results of other investing activities are no longer included in free cash flow. Prior year has not been restated as the change is immaterial.

OPERATING STATISTICS (Estimated)

Certain operating statistics are estimated and can continue to be updated as actuals settle. The methodology for calculating train velocity, dwell, cars online and trip plan performance differs from that used by the Surface Transportation Board. The Company will continue to report these metrics to the Surface Transportation Board using the prescribed methodology.

	Fiscal Years		
	2022	2021	*Improvement/ (Deterioration)*
Operations Performance			
Train Velocity *(Miles per hour)*[a]	**16.1**	17.9	*(10)%*
Dwell *(Hours)*[a]	**11.3**	10.7	*(6)%*
Cars Online[a]	**138,074**	131,564	*(5)%*
On-Time Originations[a]	**60 %**	75 %	*(20)%*
On-Time Arrivals[a]	**52 %**	66 %	*(21)%*
Carload Trip Plan Performance[a]	**64 %**	69 %	*(7)%*
Intermodal Trip Plan Performance[a]	**90 %**	87 %	*3 %*
Fuel Efficiency	**0.99**	0.96	*(3)%*
Revenue Ton-Miles *(Billions)*			
Merchandise	**126.0**	126.3	*— %*
Coal	**33.8**	35.4	*(5)%*
Intermodal	**30.0**	31.5	*(5)%*
Total Revenue Ton-Miles	**189.8**	193.2	*(2)%*
Total Gross Ton-Miles *(Billions)*	**375.5**	376.0	*— %*
Safety			
FRA Personal Injury Frequency Index[a]	**0.96**	0.96	*— %*
FRA Train Accident Rate[a]	**3.18**	3.22	*1 %*

(a) These metrics do not include results from the network acquired from Pan Am. These metrics will be updated to include the Pan Am network results as data becomes available.

Key Performance Measures Definitions:

Train Velocity - Average train speed between origin and destination in miles per hour (does not include locals, yard jobs, work trains or passenger trains). Train velocity measures the profiled schedule of trains (from departure to arrival and all interim time), and train profiles are periodically updated to align with a changing operation.

Dwell - Average amount of time in hours between car arrival to and departure from the yard.

Cars Online - Average number of active freight rail cars on lines operated by CSX, excluding rail cars that are being repaired, in storage, those that have been sold, or private cars dwelling at a customer location more than one day.

On-Time Originations - Percent of scheduled road trains that depart the origin yard on-time or ahead of schedule.

On-Time Arrivals - Percent of scheduled road trains that arrive at the destination yard on-time to within two hours of scheduled arrival. Carload Trip Plan Performance - Percent of measured cars destined for a customer that arrive at or ahead of the original estimated time of arrival, notification or interchange (as applicable).

Intermodal Trip Plan Performance - Percent of measured containers destined for a customer that arrive at or ahead of the original estimated time of arrival, notification or interchange (as applicable).

Fuel Efficiency - Gallons of locomotive fuel per 1,000 gross ton-miles.

Revenue Ton-Miles (RTM's) - The movement of one revenue-producing ton of freight over a distance of one mile.

Gross Ton-Miles (GTM's) - The movement of one ton of train weight over one mile. GTM's are calculated by multiplying total train weight by distance the train moved. Total train weight is comprised of the weight of the freight cars and their contents.

FRA Personal Injury Frequency Index - Number of FRA-reportable injuries per 200,000 man-hours.

FRA Train Accident Rate - Number of FRA-reportable train accidents per million train-miles.

The Company is committed to continuous improvement in safety and service performance through training, innovation and investment. Training and safety programs are designed to prevent incidents that can adversely impact employees, customers and communities. Technological innovations that can detect and avoid many types of human factor incidents are designed to serve as an additional layer of protection for the Company's employees. Continued capital investment in the Company's assets, including track, bridges, signals, equipment and detection technology also supports safety performance.

The Company remains focused on safety, service, and controlling costs. Train velocity declined 10% relative to 2021. Dwell increased by 6% and cars online increased 5% in 2022. Compared to 2021, intermodal trip plan performance improved 3%, while carload trip plan performance decreased 7%. CSX has seen an improvement in service metrics in the last quarter of 2022 and expects that trend to continue in 2023.

From a safety perspective, the FRA personal injury index was flat compared to prior year while the train-accident rate improved by 1%. Safety remains a top priority at CSX, and the Company is committed to reducing risk and enhancing the overall safety of its employees, customers and communities in which the Company operates.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a company's ability to generate adequate amounts of cash to meet both current and future needs for obligations as they mature and to provide for planned capital expenditures, including those to address regulatory and legislative requirements. To have a complete picture of a company's liquidity, its sources and uses of cash, balance sheet and external factors should be reviewed.

Significant Cash Flows

The following charts highlight the operating, investing and financing components of the change in cash and cash equivalents for operating, investing and financing activities for full years 2022 and 2021.



In 2022, the Company generated $5.6 billion of cash from operating activities, which was $520 million more than prior year primarily driven by higher cash-generating income, partially offset by less favorable working capital activities. Net cash used in investing activities was $2.1 billion, an increase in net spend of $254 million from the prior year primarily as a result of higher property additions and lower proceeds and advances from property dispositions, partially offset by decreased costs for business acquisitions. Cash used in financing activities was $3.8 billion, which represents a decrease in net spend of $343 million from the prior year mostly driven by the issuance of long-term debt as well as lower repayments of debt, partially offset by higher share repurchases.

Sources of Cash and Liquidity

The Company has multiple sources of liquidity, including cash generated from operations and financing sources. The Company filed a shelf registration statement with the SEC on February 16, 2022, which may be used to issue debt or equity securities at CSX's discretion, subject to market conditions and CSX Board authorization. While CSX seeks to give itself flexibility with respect to cash requirements, there can be no assurance that market conditions would permit CSX to sell such securities on acceptable terms at any given time, or at all. In 2022, CSX issued $2.0 billion of long-term debt. See Note 10, *Debt and Credit Agreements* for more information.

CSX has access to a $1.2 billion five-year unsecured revolving credit facility backed by a diverse syndicate of banks that expires in March 2024. As of December 31, 2022, the Company had no outstanding balances under this facility. The Company also has a commercial paper program, backed by the revolving credit facility, under which the Company may issue unsecured commercial paper notes up to a maximum aggregate principal amount of $1.0 billion outstanding at any one time. As of December 31, 2022, the Company had no outstanding debt under the commercial paper program.

Uses of Cash

CSX uses current cash balances for general corporate purposes, which may include capital expenditures, working capital requirements, reduction or refinancing of outstanding indebtedness, redemptions and repurchases of CSX common stock, dividends to shareholders, acquisitions and other business opportunities, and contributions to the Company's qualified pension plan.

In 2022, CSX continued to invest in its business to create long-term value for shareholders. The Company is committed to maintaining and improving its existing infrastructure and to positioning itself for long-term, profitable growth through optimizing network and terminal capacity. Funds used for property additions are further described below.

	Years Ended	
Capital Expenditures *(Dollars in Millions)*	**2022**	2021
Track	$ **1,000**	$ 876
Bridges, Signals and Other	**673**	567
Total Infrastructure	**1,673**	1,443
Strategic Projects and Commercial Facilities	**251**	194
Locomotives	**104**	89
Freight Cars	**75**	29
Regulatory (including PTC)	**30**	36
Total Capital Expenditures	$ **2,133**	1,791

Planned capital investments for 2023 are expected to be approximately $2.3 billion. Of the 2023 investment, approximately 75% is expected to be used to sustain the core infrastructure and operating equipment. The remaining amounts will be used to promote profitable growth, including projects supporting service enhancements and productivity initiatives. CSX intends to fund capital investments primarily through cash generated from operations.

CSX is continually evaluating market and regulatory conditions that could affect the Company's ability to generate sufficient returns on capital investments. CSX may revise its future estimates for capital spending as a result of changes in business conditions, tax legislation or the enactment of new laws or regulations, which could have a material adverse effect on the Company's operations and financial performance in the future (see *Risk Factors* under Item 1A of this Form 10-K).

CSX is committed to returning cash to shareholders. Capital structure, capital investments and cash distributions, including dividends and share repurchases, are reviewed at least annually by the Board of Directors. On February 14, 2023, the Company's Board of Directors authorized a 10% increase in the quarterly cash dividend to $0.11 per common share effective March 2023. Management's assessment of market conditions and other factors guides the timing and volume of repurchases. Future share repurchases are expected to be funded by cash on hand, cash generated from operations and debt issuances.

Material Changes in the Consolidated Balance Sheets and Working Capital

CSX's balance sheet reflects its strong capital base and the impact of CSX's balanced approach in deploying capital for the benefit of its shareholders, which includes investments in infrastructure, dividend payments and share repurchases. Further, CSX is well positioned from a liquidity standpoint. The Company ended the year with $2.1 billion of cash, cash equivalents and short-term investments.

Total assets as well as total liabilities and shareholders' equity increased $1.4 billion from prior year end. The increase in total assets was primarily due to a $1.2 billion increase in net properties and a $193 million increase in investments in affiliates and other companies, partially offset by a reduction in cash of $281 million. The increase in net properties was primarily attributable to capital expenditures as well as fixed assets acquired as part of the Pan Am transaction. In addition, the increase in investments in affiliates and other companies includes the impact of the acquired interest in Pan Am Southern, LLC as well as higher values of several affiliates. See Note 17, *Business Combinations*, for more details on purchase accounting.

Total liabilities increased $2.3 billion from prior year end primarily due to the issuance of $2.0 billion in long-term debt and a $186 million increase in deferred taxes due to accelerated tax depreciation and the impact of the Pan Am acquisition. These increases were partially offset by debt repayments of $186 million. Total shareholders' equity decreased $875 million from prior year end primarily driven by share repurchases of $4.7 billion and dividends paid of $852 million, partially offset by net earnings of $4.2 billion and $422 million of common stock issued to acquire Pan Am.

Working capital is considered a measure of a company's ability to meet its short-term needs. CSX had a working capital surplus of $1.4 billion at December 2022 and $1.6 billion at December 2021, a decrease of $262 million. Current assets decreased primarily driven by the net decline in cash of $281 million described above, partially offset by the $165 million increase in accounts receivable. Current liabilities increased primarily due to the $167 million increase in accounts payable.

The Company's working capital balance varies due to factors such as the timing of scheduled debt payments and changes in cash and cash equivalent balances. Although the Company currently has a surplus, a working capital deficit is not unusual for CSX or other companies in the industry and does not indicate a lack of liquidity. The Company continues to maintain adequate current assets to satisfy current liabilities and maturing obligations when they come due. Furthermore, CSX has sufficient financial capacity, including its revolving credit facility, commercial paper program and shelf registration statement to manage its day-to-day cash requirements and any anticipated obligations. The Company from time to time accesses the credit markets for additional liquidity.

Completed Transactions
Acquisition of Pan Am Systems, Inc.

On June 1, 2022, CSX completed its acquisition of Pan Am. The closing price of $600 million was funded through a combination of common stock valued at $422 million and cash totaling $178 million, subject to certain customary purchase price adjustments. Total cash consideration paid to acquire the business includes a $30 million deposit paid in fourth quarter 2020. For further details, refer to Note 17, *Business Combinations*.

Acquisition of Quality Carriers, Inc.

On July 1, 2021, CSX acquired Quality Carriers, Inc. for a purchase price of $544 million in cash. This transaction was funded by cash on hand. For further details, refer to Note 17, *Business Combinations*.

Sale of Property Rights to the Commonwealth of Virginia

On March 26, 2021, the Company entered into a comprehensive agreement to sell certain property rights in three CSX-owned line segments to the Commonwealth of Virginia ("Commonwealth") over three phases for a total of $525 million. As of December 31, 2022, all three phases are closed. Gains and proceeds in 2022 and 2021 related to this transaction are summarized in the following table. For further details, refer to Note 6, *Properties*.

	Years Ended	
(Dollars in millions)	**2022**	2021
Gains	$ **144**	$ 349
Proceeds	**125**	400

Credit Ratings

Credit ratings reflect an independent agency's judgment on the likelihood that a borrower will repay a debt obligation at maturity. The ratings reflect many considerations, such as the nature of the borrower's industry and its competitive position, the size of the company, its liquidity and access to capital and the sensitivity of a company's cash flows to changes in the economy. The two largest rating agencies, Standard & Poor's Ratings Services ("S&P") and Moody's Investors Service ("Moody's"), use alphanumeric codes to designate their ratings. The highest quality rating for long-term credit obligations is AAA and Aaa for S&P and Moody's, respectively. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency.

The cost and availability of unsecured financing are materially affected by CSX's long-term credit ratings. CSX's credit ratings remained stable during 2022. As of both December 2022 and December 2021, S&P's long-term rating on CSX was BBB+ (Stable), and Moody's was Baa1 (Stable). Ratings of BBB- and Baa3 or better by S&P and Moody's, respectively, reflect ratings on debt obligations that fall within a band of credit quality considered to be investment grade. If CSX's credit ratings were to decline to below investment-grade levels, the Company could experience significant increases in its interest cost for new debt. In addition, a decline in CSX's credit ratings to below investment grade levels could adversely affect the market's demand, and thus the Company's ability to readily issue new debt. The Company is committed to maintaining an investment-grade credit profile.

Guaranteed Notes Issued By CSXT

In 2007, CSXT, a wholly-owned subsidiary of CSX Corporation, issued in a registered public offering $381 million of secured equipment notes maturing in 2023. CSX Corporation has fully and unconditionally guaranteed the notes. At CSXT's option, CSXT may redeem any or all of the notes, in whole or in part, at any time, at the redemption price including premium. In the case of loss or destruction of any item of equipment securing the notes, if CSXT does not substitute another item of equipment for the item suffering such loss or destruction, CSXT will be required to redeem the notes in part at par. The guarantee of the notes will rank equally in right of payment with all existing and future senior obligations of CSX Corporation and will be effectively subordinated to all future secured indebtedness of CSX Corporation to the extent of the assets securing such indebtedness. The guarantee is subject to release in limited circumstances only upon the occurrence of certain customary conditions. As of December 31, 2022, the principal balance of these secured equipment notes was $139 million.

In accordance with SEC rules, including amendments adopted in 2020, CSX is not required to present separate condensed consolidating financial information for wholly-owned subsidiaries who issued or guaranteed notes. Additionally, presentation of combined summary financial information regarding subsidiary issuers and guarantors is not required because the assets, liabilities and results of operations of the combined issuers and guarantors of the notes are not materially different from the corresponding amounts presented in the consolidated financial statements.

CONTRACTUAL OBLIGATIONS, OTHER COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

Contractual Obligations

CSX is party to contractual arrangements that obligate the Company to make future cash payments. These obligations impact the Company's liquidity and capital resource needs. The Company's contractual obligations primarily consist of long-term debt and related interest payments, purchase commitments, leases, other-post employment benefits and agreements with Conrail.

· As of December 31, 2022, the Company had outstanding fixed-rate notes with varying maturities. See Note 10, *Debt and Credit Agreements*, for additional information related to future debt payments. Future interest payments associated with outstanding debt total $14.8 billion, with $771 million payable in 2023.

· Purchase commitments consist of CSX's long-term locomotive maintenance program and other commitments to purchase technology, communications, railcar maintenance and other services. See Note 8, *Commitments and Contingencies*, for additional information about future payments related to purchase commitments.

· Capital expenditures include investments related to public-private partnerships. These partnership investments are typically for projects that are partially or wholly reimbursed to CSX through government awards or other funding sources. Project contribution commitments that are not reimbursable total $80 million as of December 31, 2022.

· The Company's leases include property, equipment, and line leases. See Note 7, *Leases*, for additional information about future payments related to leases.

· Other post-employment benefits include estimated other post-retirement medical and life insurance payments and payments under non-qualified pension plans that are unfunded. See Note 9, *Employee Benefit Plans*, for additional information about future payments under such plans.

· Conrail owns rail infrastructure and operates for the joint benefit of CSX and NS. This is known as the shared asset area. Conrail charges fees for right-of-way usage, equipment rentals and transportation, switching and terminal service charges in the shared asset area. See Note 15, *Investment in Affiliates and Related-Party Transactions*, for additional information about future payments related to agreements with Conrail.

Other Commitments and Off-Balance Sheet Arrangements

Other commitments total $178 million and primarily consist of guarantees, letters of credit and surety bonds, none of which are individually significant. These off-balance sheet arrangements are not reasonably likely to have a material effect on the Company's financial condition, results of operations or liquidity.

LABOR AGREEMENTS

Approximately 17,100 of the Company's approximately 22,500 employees are members of a rail labor union. As of December 2, 2022, all 12 rail unions at CSX that participated in national bargaining were covered by national agreements with the Class I railroads and CSX-specific agreements that will remain in effect through December 31, 2024.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates in reporting the amounts of certain assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and certain revenues and expenses during the reporting period. Actual results may differ from those estimates. These estimates and assumptions are discussed with the Audit Committee of the Board of Directors on a regular basis. Significant estimates using management judgment are made for the following areas:

- personal injury and environmental reserves;
- pension plan accounting;
- depreciation policies for assets under the group-life method; and
- goodwill and other intangible assets.

Personal Injury and Environmental Reserves
Personal Injury

Personal Injury reserves of $126 million and $118 million for 2022 and 2021, respectively, represent liabilities for employee work-related and third-party injuries. CSXT retains an independent actuary to assist management in assessing the value of personal injury claims. The methodology used by the actuary includes a development factor to reflect growth or reduction in the value of these personal injury claims. It is based largely on CSXT's historical claims and settlement experience. Actual results may vary from estimates due to the number, type and severity of the injury, costs of medical treatments and uncertainties in litigation. For additional details, including a description of our related accounting policies, see Note 5, *Casualty, Environmental and Other Reserves,* in the consolidated financial statements.

Environmental

Environmental reserves were $161 million and $108 million for 2022 and 2021, respectively. The Company is a party to various proceedings related to environmental issues, including administrative and judicial proceedings involving private parties and regulatory agencies. The Company has been identified as a potentially responsible party at approximately 240 environmentally impaired sites. The Company reviews its potential liability with respect to each site identified, giving consideration to a number of factors such as:

- type of clean-up required;
- nature of the Company's alleged connection to the location (e.g., generator of waste sent to the site or owner or operator of the site);
- extent of the Company's alleged connection (e.g., volume of waste sent to the location and other relevant factors); and
- number, connection and financial viability of other named and unnamed potentially responsible parties at the location.

Critical Accounting Estimates, *continued*

Conditions that are currently unknown could, at any given location, result in additional exposure, the amount and materiality of which cannot presently be reasonably estimated. For additional details, including a description of our related accounting policies, see Note 5, *Casualty, Environmental and Other Reserves,* in the consolidated financial statements.

Pension Plan Accounting

The Company sponsors defined benefit pension plans principally for salaried, management personnel. For employees hired prior to 2003, the plans provide eligible employees with retirement benefits based predominantly on years of service and compensation rates near retirement. For employees hired between 2003 and 2019, benefits are determined based on a cash balance formula, which provides benefits by utilizing interest and pay credits based upon age, service and compensation. Beginning in 2020, the CSX Pension Plan was closed to new participants. As of December 2022, the projected benefit obligation for the Company's pension plans was $2.4 billion. For information related to the funded status of the Company's pension plans, see Note 9, *Employee Benefit Plans*.

The accounting for these plans is subject to the guidance provided in the *Compensation-Retirement Benefits Topic* in the ASC. This rule requires that management make certain assumptions relating to the following:
- discount rates used to measure future obligations and interest expense;
- long-term rate of return on plan assets; and
- other assumptions.

The Company engages independent actuaries to compute the amounts of liabilities and expenses relating to these plans subject to the assumptions that the Company determines are appropriate based on historical trends, current market rates and future projections. These amounts are reviewed by management.

Critical Accounting Estimates, *continued*

Discount Rates

Discount rates affect the amount of liability recorded and the service and interest cost components of pension expense. Discount rates reflect the rates at which pension benefits could be effectively settled, or in other words, how much it would cost the Company to buy enough high quality bonds to generate cash flow equal to the Company's expected future benefit payments. The Company determines the discount rate based on the market yield as of year-end for high quality corporate bonds whose maturities match the plans' expected benefit payments.

The Company measures the service and interest cost components of the net pension benefits expense by using individual spot rates matched with separate cash flows for each future year. Under the spot rate approach, individual spot discount rates along the same high quality corporate bonds yield curve used to measure the pension benefit liabilities are applied to the relevant projected cash flows at the relevant maturity.

The weighted average discount rate used by the Company to value its pension obligations was 5.02% and 2.78% as of December 2022, and December 2021, respectively. As of December 2022, the estimated duration of pension benefits is approximately 10 years.

Each year, the discount rate is reevaluated and adjusted using the current market interest rates for high quality corporate bonds to reflect the best estimate of the current effective settlement rates. In general, if interest rates decline or rise, the assumed discount rate will change.

Long-term Rate of Return on Plan Assets

The expected long-term average rate of return on plan assets reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for benefits included in the projected benefit obligation. In estimating that rate, the Company gives appropriate consideration to the returns being earned by the plan assets in the funds and the rates of return expected to be available for reinvestment as well as the current and projected asset mix of the funds. Management, with the assistance of an outsourced investment manager, balances market expectations obtained from various investment managers with both market and actual plan historical returns to develop a reasonable estimate of the expected long-term rate of return on assets. As this assumption is long term, the annual review may result in less frequent adjustment than other assumptions used in pension accounting. The long-term rate of return on plan assets used by the Company to value its benefit cost for the subsequent plan year was 6.75% in both 2022 and 2021.

Other Assumptions

The calculations made by the actuaries also include assumptions relating to mortality rates, turnover, retirement age and salary inflation rates. These assumptions are based upon historical data, recent plan experience and industry trends and are determined by management.

Critical Accounting Estimates, *continued*

2023 Estimated Pension Expense

Net periodic pension benefit expense for 2023 is expected to be a credit of $1 million. Net periodic pension benefit expense for 2023 is expected to include service cost expense of $24 million. Service cost expense is included in labor and fringe on the consolidated income statement and all other components of net pension expense are included in other income - net. Net periodic pension expense in 2022 was a credit of $41 million. The net decrease in the expected credit is primarily due to impacts from recent unfavorable pension asset experience, partially offset by the increase in discount rates.

The following sensitivity analysis illustrates the effects of a 1% change in certain assumptions on the 2023 estimated pension expense:

(Dollars in Millions)	Pension Expense
Discount Rate	$ 16
Long-term Rate of Return	$ 24

Depreciation Policies for Assets Utilizing the Group-Life Method

The depreciable assets of the Company are depreciated using either the group-life or straight-line method of accounting, which are both acceptable depreciation methods in accordance with GAAP. The Company depreciates its railroad assets, including main-line track, locomotives and freight cars, using the group-life method of accounting. Assets depreciated under the group-life method comprise 84% of total fixed assets of $48.1 billion on a gross basis at December 31, 2022. The remaining depreciable assets of the Company, including non-railroad assets and assets under finance leases, are depreciated using the straight-line method on a per asset basis. Land is not depreciated.

Management performs a review of depreciation expense and useful lives on a regular basis. Under the group-life method, the service lives and salvage values for each group of assets are determined by completing periodic depreciation studies and applying management's methods to determine the service lives of its properties. There are several factors taken into account during the depreciation study and they include:

- statistical analysis of historical life and salvage data for each group of property;
- statistical analysis of historical retirements for each group of property;
- evaluation of current operations;
- evaluation of technological advances and maintenance schedules;
- previous assessment of the condition of the assets;
- management's outlook on the future use of certain asset groups;
- expected net salvage to be received upon retirement; and
- comparison of assets to the same asset groups with other companies.

Critical Accounting Estimates, *continued*

The STB requires depreciation studies be performed every three years for equipment assets (e.g., locomotives and freight cars) and every six years for road and track assets (e.g., bridges, signals, rail, ties, and ballast). The Company completed a depreciation study for its road and track assets in 2020 and for equipment assets in 2022, both of which resulted in changes to accumulated depreciation, service lives, salvage values, and other related factors for certain assets. The 2022 equipment study resulted in an expected increase in annual depreciation expense of approximately $80 million primarily due to deferred losses on assets depreciated using the group-life method. Recent experience with depreciation studies has resulted in changes to accumulated depreciation and depreciation rates that did not materially affect the Company's depreciation expense of $1.4 billion in both 2021 and 2020.

A 1% change in the average estimated useful life of all group-life assets would result in an approximate $12 million change to the Company's annual depreciation expense. There were no significant changes to the company's asset lives as a result of the 2022 and 2020 studies. For additional details, including a more detailed description of our related accounting policies, see Note 6, *Properties,* in the consolidated financial statements.

Goodwill and Intangible Assets

As of December 2022, the Company had $502 million of Goodwill and Other Intangibles - Net. In applying the acquisition method of accounting for business combinations, management must determine the fair value of assets acquired and liabilities assumed in order to properly allocate purchase price consideration between depreciable and amortizable assets and goodwill. The fair values assigned to tangible and intangible assets acquired and liabilities assumed are based on management's estimates and assumptions, as well as other information compiled by management, including valuations that utilize customary valuation procedures and techniques. Estimates and assumptions include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted-average cost of capital.

CSX evaluates goodwill and intangible assets for impairment on an annual basis, or sooner if indicators of impairment exist. In performing the qualitative impairment assessment, CSX considers relevant events and conditions, including but not limited to: macroeconomic trends, industry and market conditions, overall financial performance, company-specific events, and legal and regulatory factors. If the qualitative assessments indicate that it is more likely than not that the fair value of the reporting unit or intangible assets are less than their carrying amounts, the Company would perform a quantitative impairment test. If the carrying amount of the reporting unit's goodwill or intangible asset exceeded the fair value under the quantitative test, an impairment loss would be recorded. Measurement of the fair value of a reporting unit could be based on one or more of the following fair value measures: amounts at which the unit as a whole could be bought or sold in a current transaction between willing parties, present value techniques of estimated future cash flows, valuation techniques based on multiples of earnings or revenue, or a similar performance measure.

New Accounting Pronouncements and Changes in Accounting Policy

See Note 1, *Nature of Operations and Significant Accounting Policies* under the caption "New Accounting Pronouncements and Changes in Accounting Policy."

FORWARD-LOOKING STATEMENTS

Certain statements in this report and in other materials filed with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made by the Company, are forward-looking statements. The Company intends for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements within the meaning of the Private Securities Litigation Reform Act may contain, among others, statements regarding:

- projections and estimates of earnings, revenues, margins, volumes, rates, cost-savings, expenses, taxes or other financial items;
- expectations as to results of operations and operational initiatives;
- expectations as to the effect of claims, lawsuits, environmental costs, commitments, contingent liabilities, labor negotiations or agreements on the Company's financial condition, results of operations or liquidity;
- management's plans, strategies and objectives for future operations, capital expenditures, workforce levels, dividends, share repurchases, safety and service performance, proposed new services and other matters that are not historical facts, and management's expectations as to future performance and operations and the time by which objectives will be achieved; and
- future economic, industry or market conditions or performance and their effect on the Company's financial condition, results of operations or liquidity.

Forward-looking statements are typically identified by words or phrases such as "will," "should," "believe," "expect," "anticipate," "project," "estimate," "preliminary" and similar expressions. The Company cautions against placing undue reliance on forward-looking statements, which reflect its good faith beliefs with respect to future events and are based on information currently available to it as of the date the forward-looking statement is made. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the timing when, or by which, such performance or results will be achieved.

Forward-looking statements are subject to a number of risks and uncertainties and actual performance or results could differ materially from those anticipated by any forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. If the Company does update any forward-looking statement, no inference should be drawn that the Company will make additional updates with respect to that statement or any other forward-looking statements.

The following important factors, in addition to those discussed in Part II, Item 1A. *Risk Factors* and elsewhere in this report, may cause actual results to differ materially from those contemplated by any forward-looking statements:

- legislative, regulatory or legal developments involving transportation, including rail or intermodal transportation, the environment, hazardous materials, taxation, international trade and initiatives to further regulate the rail industry;
- the outcome of litigation, claims and other contingent liabilities, including, but not limited to, those related to fuel surcharge, environmental matters, taxes, shipper and rate claims subject to adjudication, personal injuries and occupational illnesses;
- changes in domestic or international economic, political or business conditions, including those affecting the transportation industry (such as the impact of industry competition, conditions, performance and consolidation, as well as the impact of international trade agreements and tariffs) and the level of demand for products carried by CSXT;

- natural events such as severe weather conditions, including floods, fire, hurricanes and earthquakes, a pandemic crisis affecting the health of the Company's employees, its shippers or the consumers of goods, or other unforeseen disruptions of the Company's operations, systems, property, equipment or supply chain;

- competition from other modes of freight transportation, such as trucking, and competition and consolidation or financial distress within the transportation industry generally;

- the cost of compliance with laws and regulations that differ from expectations as well as costs, penalties and operational and liquidity impacts associated with noncompliance with applicable laws or regulations;

- the impact of increased passenger activities in capacity-constrained areas, including potential effects of high speed rail initiatives, or regulatory changes affecting when CSXT can transport freight or service routes;

- unanticipated conditions in the financial markets that may affect timely access to capital markets and the cost of capital, as well as management's decisions regarding share repurchases;

- changes in fuel prices, surcharges for fuel and the availability of fuel;

- the impact of natural gas prices on coal-fired electricity generation;

- the impact of global supply and price of seaborne coal on CSX's export coal market;

- availability of insurance coverage at commercially reasonable rates or insufficient insurance coverage to cover claims or damages;

- the inherent business risks associated with safety and security, including the transportation of hazardous materials or a cybersecurity attack which would threaten the availability and vulnerability of information technology;

- adverse economic or operational effects from actual or threatened war or terrorist activities and any governmental response;

- loss of key personnel or the inability to hire and retain qualified employees;

- labor and benefit costs and labor difficulties, including stoppages affecting either the Company's operations or customers' ability to deliver goods to the Company for shipment;

- the Company's success in implementing its strategic, financial and operational initiatives, including acquisitions;

- the impact of conditions in the real estate market on the Company's ability to sell assets;

- changes in operating conditions and costs, including the impacts of inflation, or commodity concentrations;

- the impacts of a public health crisis and any policies or initiatives instituted in response; and

- the inherent uncertainty associated with projecting economic and business conditions.

Other important assumptions and factors that could cause actual results to differ materially from those in the forward-looking statements are specified elsewhere in this report and in CSX's other SEC reports, which are accessible on the SEC's website at www.sec.gov and the Company's website at www.csx.com. The information on the CSX website is not part of this annual report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Changes in interest rates may impact the cost of future long-term debt issued by the Company, and as a result, represent interest rate risk to the Company. In an effort to manage this risk, CSX may use certain financial instruments such as interest rate forward contracts. The following information, together with information included in Note 10, *Debt and Credit Agreements*, describes the key aspects of such contracts and the related market risk to CSX.

Changes in interest rates could impact the fair value of the Company's forward starting interest rate swap. In 2020, the Company executed two forward starting interest rate swaps with a notional value of $250 million for an aggregate notional value of $500 million. These swaps were effected to hedge the benchmark interest rate associated with future interest payments related to the anticipated refinancing of notes due in 2027. The Company recognized an unrealized gain of $80 million and $8 million net of tax during the years ended December 31, 2022 and 2021, respectively, in the consolidated statements of comprehensive income with the related asset on the balance sheet as of December 31, 2022. In fourth quarter 2022, CSX settled a portion equal to $160 million notional value of the aggregate $500 million cash flow hedges, which resulted in CSX receiving a cash payment of $52 million. The gain associated with the settled portion of the hedges will continue to be classified in accumulated other comprehensive income ("AOCI") until the associated debt instrument is issued in the future. Upon final settlement of the swaps, which expire in 2027, the unrealized gain or loss in AOCI will be recognized in earnings as an adjustment to interest expense over the same period during which the hedged transaction affects earnings. As of December 31, 2022, the potential change in fair value resulting from a hypothetical 10% change in interest rates would not be material.

Changes in interest rates could impact the fair value of the Company's fixed-to-floating interest rate swaps. In 2022, CSX entered into five separate fixed-to-floating interest rate swaps classified as fair value hedges. The swaps are designed to hedge 10 years of interest rate risk associated with market fluctuations attributable to the Secured Overnight Financing Rate on a cumulative $800 million of fixed rate outstanding notes, which are due between 2036 and 2040. As of December 31, 2022, the cumulative fair value of these swaps was a $118 million liability, which is included in other long-term liabilities on the consolidated balance sheet. The associated cumulative adjustment to the hedged notes is included in long-term debt. Gains and losses resulting from changes in fair value of the interest rate swaps offset changes in the fair value of the hedged portion of the underlying debt with no gain or loss recognized due to hedge ineffectiveness. The difference in the net fixed-to-float interest settlement on the derivatives is recognized in interest expense and was not material for the year ending at December 31, 2022. The swaps will expire in 2032. If settled early, the remaining liability or asset will be amortized over the remaining life of the associated notes. As of December 31, 2022, the potential change in fair value resulting from a hypothetical 10% change in interest rates would not be material.

As of December 31, 2022, CSX has no floating rate notes outstanding. However, changes in interest rates could impact the fair value (but not the carrying value) of the Company's fixed rate long-term debt. The potential decrease in fair value of the Company's fixed rate long-term debt resulting from a hypothetical 10% increase in U.S. Treasury rates, or approximately 40 basis points, is estimated to be $709 million as of December 31, 2022, and $448 million as of December 31, 2021. The underlying fair values of the Company's long-term debt were estimated based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

PART II
Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PART II
Item 8. Financial Statements and Supplementary Data
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CSX Corporation

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of CSX Corporation (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, cash flows, and changes in shareholders' equity for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 15, 2023 expressed an unqualified opinion thereon.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosure to which it relates.

PART II
Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, *continued*

Depreciation Policies for Assets Utilizing the Group-Life Method

Description of the Matter

As of December 31, 2022, assets depreciated under the group-life method comprised 84% of total gross fixed assets of $48.1 billion. As discussed in Note 6 of the consolidated financial statements, the group-life method aggregates assets with similar lives and characteristics into groups and depreciates each of these groups as a whole. When using the group-life method, an underlying assumption is that each group of assets, as a whole, is used and depreciated to the end of the group's recoverable life. The Company utilizes different depreciable asset categories to account for depreciation expense for the railroad assets that are depreciated under the group-life method.

Under the group-life method, depreciation studies are conducted by a third-party specialist and analyzed by the Company's management to review asset service lives, salvage values, accumulated depreciation and other factors related to group assets. Depreciation studies are performed every three years for equipment assets and every six years for road and track assets. In years when depreciation studies are not performed, annual data reviews are conducted by a third-party specialist and analyzed by the Company's management to review the asset service lives. A depreciation study was performed in 2022 for equipment assets. For road and track assets, the most recent depreciation study was performed in 2020 and was evaluated in the current year through an annual data review.

Auditing depreciation expense for assets subject to the group-life method was complex and required the involvement of specialists due to the nature of the methods used in the depreciation studies to determine the useful service lives and salvage values of the Company's assets. These methods have a significant effect on depreciation expense.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process related to the assessment of periodic depreciation studies and annual data reviews of its group-life assets. For example, we tested controls over management's review of the depreciation study for equipment assets and review of depreciation expense and estimated useful lives. We also tested controls over management's annual data review of asset activity and assumptions that could impact the estimated useful lives determined in the most recent depreciation study of road and track assets.

To test the estimated useful lives and salvage values of the Company's group-life assets, we performed audit procedures that included, among others: obtaining the periodic depreciation studies and annual data reviews performed by the Company's third-party specialist and reviewed by management; assessing the completeness and accuracy of the data provided by management to the third-party specialist; and including a specialist on our team to evaluate the methods used by the third-party specialist and reviewed by management in determining the estimated useful lives and salvage values of assets resulting from the depreciation studies and any changes to the estimated useful lives and salvage values, if any, resulting from the annual data reviews.

We compared the methods used by management to those used throughout the industry and within other depreciation studies. We assessed the historical accuracy of management's estimates via retrospective review and independently calculated the current year depreciation rates.

We have served as the Company's auditor since 1981.

/s/ Ernst & Young LLP

Jacksonville, Florida
February 15, 2023

PART II
Item 8. Financial Statements and Supplementary Data

CONSOLIDATED INCOME STATEMENTS
(Dollars in Millions, Except Per Share Amounts)

	Years Ended		
	2022	2021	2020
Revenue	$ **14,853**	$ 12,522	$ 10,583
Expense			
Labor and Fringe	**2,861**	2,550	2,275
Purchased Services and Other	**2,685**	2,135	1,719
Fuel	**1,626**	913	541
Depreciation and Amortization	**1,500**	1,420	1,383
Equipment and Other Rents	**396**	364	338
Gains on Property Dispositions	**(238)**	(454)	(35)
Total Expense	**8,830**	6,928	6,221
Operating Income	**6,023**	5,594	4,362
Interest Expense	**(742)**	(722)	(754)
Other Income - Net (Note 14)	**133**	79	19
Earnings Before Income Taxes	**5,414**	4,951	3,627
Income Tax Expense (Note 12)	**(1,248)**	(1,170)	(862)
Net Earnings	$ **4,166**	$ 3,781	$ 2,765
Per Common Share (Note 2)			
Net Earnings Per Share			
Basic	$ **1.95**	$ 1.68	$ 1.20
Assuming Dilution	$ **1.95**	$ 1.68	$ 1.20
Average Common Shares Outstanding *(Millions)*			
Basic	**2,136**	2,250	2,300
Assuming Dilution	**2,141**	2,255	2,305

See accompanying Notes to Consolidated Financial Statements.

PART II
Item 8. Financial Statements and Supplementary Data
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS
(Dollars in Millions)

	Years Ended		
	2022	2021	2020
Net Earnings	$ 4,166	$ 3,781	$ 2,765
Other Comprehensive Income (Loss) - Net of Tax:			
Pension and Other Post-Employment Benefits	(66)	167	21
Interest Rate Derivatives	80	8	62
Other	6	15	(6)
Total Other Comprehensive Income (Loss) (Note 16)	20	190	77
Comprehensive Earnings	$ 4,186	$ 3,971	$ 2,842

See accompanying Notes to Consolidated Financial Statements.

PART II
Item 8. Financial Statements and Supplementary Data
CONSOLIDATED BALANCE SHEETS
(Dollars in Millions)

	December 2022	December 2021
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 1,958	$ 2,239
Short-term Investments	129	77
Accounts Receivable - Net (Note 11)	1,313	1,148
Materials and Supplies	341	339
Other Current Assets	108	70
Total Current Assets	3,849	3,873
Properties	48,105	46,505
Accumulated Depreciation	(13,863)	(13,490)
Properties - Net (Note 6)	34,242	33,015
Investment in Affiliates and Other Companies (Note 15)	2,292	2,099
Right of Use Lease Asset (Note 7)	505	501
Goodwill and Other Intangible Assets - Net (Note 18)	502	451
Other Long-term Assets	522	592
Total Assets	$ 41,912	$ 40,531
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 1,130	$ 963
Labor and Fringe Benefits Payable	707	630
Casualty, Environmental and Other Reserves (Note 5)	144	118
Current Maturities of Long-term Debt (Note 10)	151	181
Income and Other Taxes Payable	111	134
Other Current Liabilities	228	207
Total Current Liabilities	2,471	2,233
Casualty, Environmental and Other Reserves (Note 5)	292	250
Long-term Debt (Note 10)	17,896	16,185
Deferred Income Taxes - Net (Note 12)	7,569	7,383
Long-term Lease Liability (Note 7)	488	478
Other Long-term Liabilities	571	502
Total Liabilities	29,287	27,031
Shareholders' Equity:		
Common Stock, $1 Par Value (Note 3)	2,066	2,202
Other Capital	574	66
Retained Earnings	10,363	11,630
Accumulated Other Comprehensive Loss (Note 16)	(388)	(408)
Non-controlling Minority Interest	10	10
Total Shareholders' Equity	12,625	13,500
Total Liabilities and Shareholders' Equity	$ 41,912	$ 40,531

See accompanying Notes to Consolidated Financial Statements.

PART II
Item 8. Financial Statements and Supplementary Data

CONSOLIDATED CASH FLOW STATEMENTS
(Dollars in Millions)

		Years Ended	
	2022	2021	2020
OPERATING ACTIVITIES			
Net Earnings	$ 4,166	$ 3,781	$ 2,765
Adjustments to Reconcile Net Earnings to Net Cash			
Provided by Operating Activities:			
Depreciation and Amortization	1,500	1,420	1,383
Deferred Income Taxes	117	167	180
Gains on Property Dispositions	(238)	(454)	(35)
Other Operating Activities	(17)	12	(32)
Changes in Operating Assets and Liabilities:			
Accounts Receivable	(101)	(141)	83
Other Current Assets	(22)	(25)	(75)
Accounts Payable	140	128	(20)
Income and Other Taxes Payable	(39)	72	39
Other Current Liabilities	113	139	(25)
Net Cash Provided by Operating Activities	5,619	5,099	4,263
INVESTING ACTIVITIES			
Property Additions	(2,133)	(1,791)	(1,626)
Purchases of Short-term Investments	(59)	(75)	(426)
Proceeds from Sales of Short-term Investments	9	5	1,424
Proceeds and Advances from Property Dispositions	246	529	56
Business Acquisition, Net of Cash Acquired (Note 17)	(227)	(541)	—
Other Investing Activities	33	(4)	(77)
Net Cash Used in Investing Activities	(2,131)	(1,877)	(649)
FINANCING ACTIVITIES			
Shares Repurchased	(4,731)	(2,886)	(867)
Dividends Paid	(852)	(839)	(797)
Long-term Debt Repaid	(186)	(426)	(745)
Long-term Debt Issued (Note 10)	2,000	—	1,000
Other Financing Activities	—	39	(34)
Net Cash Used in Financing Activities	(3,769)	(4,112)	(1,443)
Net (Decrease) Increase in Cash and Cash Equivalents	(281)	(890)	2,171
CASH AND CASH EQUIVALENTS			
Cash and Cash Equivalents at Beginning of Period	2,239	3,129	958
Cash and Cash Equivalents at End of Period	$ 1,958	$ 2,239	$ 3,129
SUPPLEMENTAL CASH FLOW INFORMATION			
Issuance of Common Stock as Consideration for Acquisition	$ 422	—	—
Interest Paid - Net of Amounts Capitalized	$ 729	$ 718	$ 750
Income Taxes Paid	$ 1,167	$ 931	$ 664

See accompanying Notes to Consolidated Financial Statements.

PART II
Item 8. Financial Statements and Supplementary Data

CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS' EQUITY
(Dollars in Millions)

	Common Shares Outstanding *(Thousands)*	Common Stock and Other Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss) [a]	Non-controlling Minority Interest	Total Shareholders' Equity
December 31, 2019	2,320,414	$ 2,412	$ 10,111	$ (675)	$ 15	$ 11,863
Comprehensive Earnings:						
Net Earnings	—	—	2,765	—	—	2,765
Other Comprehensive Income (Note 16)	—	—	—	77	—	77
Total Comprehensive Earnings						2,842
Common stock dividends,$0.35 per share	—	—	(797)	—	—	(797)
Share Repurchases	(37,842)	(38)	(829)	—	—	(867)
Other	5,015	66	9	—	(6)	69
December 31, 2020	2,287,587	2,440	11,259	(598)	9	13,110
Comprehensive Earnings:						
Net Earnings	—	—	3,781	—	—	3,781
Other Comprehensive Income (Note 16)	—	—	—	190	—	190
Total Comprehensive Earnings						3,971
Common stock dividends, $0.37 per share			(839)			(839)
Share Repurchases	(90,431)	(90)	(2,796)	—	—	(2,886)
Other	4,631	(82)	225	—	1	144
December 31, 2021	2,201,787	2,268	11,630	(408)	10	13,500
Comprehensive Earnings:						
Net Earnings	—	—	4,166	—	—	4,166
Other Comprehensive Income (Note 16)	—	—	—	20	—	20
Total Comprehensive Earnings						4,186
Common stock dividends, $0.40 per share	—	—	(852)	—	—	(852)
Share Repurchases	(151,419)	(151)	(4,580)	—	—	(4,731)
Issuance of common stock for acquisition of Pan Am Systems, Inc.	13,173	422	—	—	—	422
Other	2,826	101	(1)	—	—	100
December 31, 2022	**2,066,367**	**$ 2,640**	**$ 10,363**	**$ (388)**	**$ 10**	**$ 12,625**

(a) Accumulated Other Comprehensive Loss year-end balances shown above are net of tax. The associated taxes were $122 million, $107 million and $156 million for 2022, 2021 and 2020, respectively. For additional information see Note 16, Other Comprehensive Income.

See accompanying Notes to Consolidated Financial Statements.

PART II
Item 8. Financial Statements and Supplementary Data
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Nature of Operations and Significant Accounting Policies

Business

      CSX Corporation together with its subsidiaries ("CSX" or the "Company"), based in Jacksonville, Florida, is one of the nation's leading transportation companies. The Company provides rail-based transportation services including traditional rail service, the transport of intermodal containers and trailers, as well as other transportation services such as rail-to-truck transfers and bulk commodity operations.

CSX Transportation, Inc.

      CSX's principal operating subsidiary, CSX Transportation, Inc. ("CSXT"), provides an important link to the transportation supply chain through its approximately 20,000 route mile rail network and serves major population centers in 26 states east of the Mississippi River, the District of Columbia and the Canadian provinces of Ontario and Quebec. It has access to over 70 ocean, river and lake port terminals along the Atlantic and Gulf Coasts, the Mississippi River, the Great Lakes and the St. Lawrence Seaway. The Company's intermodal business links customers to railroads via trucks and terminals. CSXT also serves thousands of production and distribution facilities through track connections to more than 240 short-line and regional railroads. On June 1, 2022, CSX completed its acquisition of Pan Am Systems, Inc. ("Pan Am"), which is the parent company of Pan Am Railways, Inc. This acquisition expands CSXT's reach in the Northeastern United States. For further details, refer to Note 17, *Business Combinations*.

      CSXT is also responsible for the Company's real estate sales, leasing, acquisition and management and development activities. Substantially all of these activities are focused on supporting railroad operations.

Other Entities

      In addition to CSXT, the Company's subsidiaries include Quality Carriers, Inc. ("Quality Carriers"), CSX Intermodal Terminals, Inc. ("CSX Intermodal Terminals"), Total Distribution Services, Inc. ("TDSI"), Transflo Terminal Services, Inc. ("Transflo"), CSX Technology, Inc. ("CSX Technology") and other subsidiaries. Effective July 1, 2021, CSX acquired Quality Carriers, the largest provider of bulk liquid chemicals truck transportation in North America. For further details, refer to Note 17, *Business Combinations*. CSX Intermodal Terminals owns and operates a system of intermodal terminals, predominantly in the eastern United States, and also provides drayage services (the pickup and delivery of intermodal shipments) for certain customers. TDSI serves the automotive industry with distribution centers and storage locations. Transflo connects non-rail served customers to the many benefits of rail by transferring products from rail to trucks. The biggest Transflo markets are chemicals and agriculture, which include shipments of plastics and ethanol. CSX Technology and other subsidiaries provide support services for the Company.

PART II
Item 8. Financial Statements and Supplementary Data

NOTE 1. Nature of Operations and Significant Accounting Policies, *continued*

Lines of Business

During 2022, the Company's services generated $14.9 billion of revenue and served four primary lines of business: merchandise, intermodal, coal and trucking.

- The merchandise business shipped 2.6 million carloads (41% of volume) and generated $8.2 billion in revenue (55% of revenue) in 2022. The Company's merchandise business is comprised of shipments in the following diverse markets: chemicals, agricultural and food products, minerals, automotive, forest products, metals and equipment, and fertilizers.

- The intermodal business shipped 3.0 million units (48% of volume) and generated $2.3 billion in revenue (16% of revenue) in 2022. The intermodal business combines the superior economics of rail transportation with the flexibility of trucks and offers a cost and environmental advantage over long-haul trucking. Through a network of approximately 30 terminals, the intermodal business serves all major markets east of the Mississippi River and transports mainly manufactured consumer goods in containers, providing customers with truck-like service for longer shipments.

- The coal business shipped 697 thousand carloads (11% of volume) and generated $2.4 billion in revenue (16% of revenue) in 2022. The Company transports domestic coal, coke and iron ore to electricity-generating power plants, steel manufacturers and industrial plants as well as export coal to deep-water port facilities. Most of the export coal the Company transports is used for steelmaking, while the majority of domestic coal the Company ships is used for electricity generation.

- The trucking business generated $966 million, or 7%, of revenue in 2022. Trucking revenue includes revenue from the operations of Quality Carriers, which was acquired by CSX effective July 1, 2021.

Other revenue accounted for 6% of the Company's total revenue in 2022. This category includes revenue from regional subsidiary railroads and incidental charges, including intermodal storage and equipment usage, demurrage and switching. Revenue from regional subsidiary railroads includes shipments by railroads that the Company does not directly operate. Intermodal storage represents charges for customer storage of containers at an intermodal terminal, ramp facility or offsite location beyond a specified period of time. Demurrage represents charges assessed when freight cars are held by a customer beyond a specified period of time. Switching represents charges assessed when a railroad switches cars for a customer or another railroad.

The Company has two operating segments: rail and trucking. Although the Company provides a breakdown of revenue by line of business, the overall financial and operational performance of the railroad is analyzed as one operating segment due to the integrated nature of the rail network. As the trucking segment is not material for separate disclosure, the results of all operations are included in one reportable segment.

Employees

The Company's number of employees was more than 22,500 as of December 2022, which includes approximately 17,100 union employees. Most of the Company's employees provide or support transportation services.

PART II
Item 8. Financial Statements and Supplementary Data

NOTE 1. Nature of Operations and Significant Accounting Policies, *continued*

Basis of Presentation

In the opinion of management, the accompanying consolidated financial statements contain all normal, recurring adjustments necessary to fairly present the financial position of CSX and its subsidiaries at December 31, 2022 and December 31, 2021, and the consolidated statements of income, comprehensive income, cash flows and changes in shareholders' equity for the years ended 2022, 2021 and 2020. Where applicable, prior year information has been reclassified to conform to current presentation. In addition, management has evaluated and disclosed all material events occurring subsequent to the date of the financial statements up to the date this annual report is filed on Form 10-K.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates in reporting the amounts of certain assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of certain revenues and expenses during the reporting period. Actual results may differ from those estimates. Critical accounting estimates using management judgment are made for the following areas:

- personal injury and environmental reserves (see Note 5, *Casualty, Environmental and Other Reserves*);
- pension plan accounting (see Note 9, *Employee Benefit Plans*);
- depreciation policies for assets under the group-life method (see Note 6, *Properties*); and
- goodwill and other intangible assets (see Note 17, *Business Combinations* and Note 18, *Goodwill and Other Intangibles*).

Fiscal Year

The Company's fiscal periods are based upon the calendar year. Except as otherwise specified, references to full years indicate CSX's fiscal years ended on December 31, 2022, December 31, 2021, and December 31, 2020.

Principles of Consolidation

The consolidated financial statements include results of operations of CSX and subsidiaries over which CSX has majority ownership or financial control. All significant intercompany accounts and transactions have been eliminated. Most investments in companies that were not majority-owned were carried at cost (if less than 20% owned and the Company has no significant influence) or were accounted for under the equity method (if the Company has significant influence but does not have control). These investments are reported within Investment in Affiliates and Other Companies on the consolidated balance sheets.

PART II
Item 8. Financial Statements and Supplementary Data

NOTE 1. Nature of Operations and Significant Accounting Policies, *continued*

Cash and Cash Equivalents

On a daily basis, cash in excess of current operating requirements is invested in various highly liquid investments having a typical maturity date of three months or less at the date of acquisition. These investments are carried at cost, which approximates market value, and are classified as cash equivalents.

Investments

Investments in instruments with original maturities greater than three months that will mature in less than one year are classified as short-term investments. Investments with original maturities of one year or greater are initially classified within other long-term assets, and the classification is re-evaluated at each balance sheet date.

Materials and Supplies

Materials and supplies in the consolidated balance sheets are carried at average cost and consist primarily of parts used in the repair and maintenance of track structure, equipment, and CSXT's freight car and locomotive fleets, as well as fuel.

New Accounting Pronouncements

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-04, *Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. As the London Interbank Offered Rate ("LIBOR") will no longer be available beginning July 2023, this standard update provides practical expedients for contract modifications made as part of the transition from LIBOR to alternative reference rates. The guidance was effective upon issuance and practical expedients can generally be applied through the extended period ending December 31, 2024. CSX's revolving line of credit currently uses LIBOR as a reference rate. As of December 31, 2022, the Company has not applied the practical expedient to any contracts.

In November 2021, the FASB issued ASU 2021-10, *Disclosure by Business Entities about Government Assistance*. This standard update requires annual disclosure of the nature of any government assistance received, accounting policies related to such assistance and the effect of that assistance on the entity's financial statements. The Company adopted this guidance effective year end 2022 and the standard update did not impact the Company's results of operations or financial position as the update only impacts disclosures. See Note 6, *Properties.*

NOTE 2. Earnings Per Share

The following table sets forth the computation of basic earnings per share and earnings per share, assuming dilution:

| | | Years Ended | |
	2022	2021	2020
Numerator *(Dollars in Millions)*:			
Net Earnings	$ 4,166	$ 3,781	$ 2,765
Dividend Equivalents on Restricted Stock	—	—	—
Net Earnings, Attributable to Common Shareholders	$ 4,166	$ 3,781	$ 2,765
Denominator *(Units in Millions)*:			
Average Common Shares Outstanding	2,136	2,250	2,300
Other Potentially Dilutive Common Shares	5	5	5
Average Common Shares Outstanding, Assuming Dilution	2,141	2,255	2,305
Net Earnings Per Share, Basic	$ 1.95	$ 1.68	$ 1.20
Net Earnings Per Share, Assuming Dilution	$ 1.95	$ 1.68	$ 1.20

Basic earnings per share is based on the weighted-average number of shares of common stock outstanding. Earnings per share, assuming dilution, is based on the weighted-average number of shares of common stock outstanding and common stock equivalents adjusted for the effects of common stock that may be issued as a result of potentially dilutive instruments. CSX's potentially dilutive instruments are made up of equity awards including performance units and employee stock options.

When calculating diluted earnings per share, the potential shares that would be outstanding if all outstanding stock options were exercised are included. This number is different from outstanding stock options, which is included in Note 4, *Stock Plans and Share-Based Compensation*, because it is offset by shares CSX could repurchase using the proceeds from these hypothetical exercises to obtain the common stock equivalent. The total average outstanding equity awards that were excluded from the diluted earnings per share calculation because their effect was antidilutive is in the table below.

| | Years Ended | | |
	2022	2021	2020
Antidilutive Stock Options Excluded from Diluted EPS *(in millions)*	3	2	6

Share Repurchase Programs
During July 2022, the share repurchase program announced in October 2020 was completed and the Company began repurchasing shares under the $5 billion share repurchase program approved on July 19, 2022. Total repurchase authority remaining was $3.3 billion as of December 31, 2022. Previously, shares were repurchased under a program announced in January 2019 that was completed in June 2021.

NOTE 2. Earnings Per Share, *continued*

Share repurchases may be made through a variety of methods including, but not limited to, open market purchases, purchases pursuant to Rule 10b5-1 plans, accelerated share repurchases and negotiated block purchases. The timing of share repurchases depends upon management's assessment of marketplace conditions and other factors, and the program remains subject to the discretion of the Board of Directors. Future share repurchases are expected to be funded by cash on hand, cash generated from operations and debt issuances. Shares are retired immediately upon repurchase. In accordance with the *Equity Topic* in the Accounting Standards Codification ("ASC"), the excess of repurchase price over par value is recorded in retained earnings.

Share Repurchase Activity
During 2022, 2021 and 2020, CSX repurchased the following shares:

	Years Ended		
	2022	2021	2020
Shares Repurchased *(Units in Millions)*	**151**	90	38
Cost of Shares *(Dollars in Millions)*	$ **4,731**	$ 2,886	$ 867
Average Price Paid per Share	$ **31.25**	$ 31.91	$ 22.90

Structured Share Repurchases
Periodically, CSX enters into structured agreements for the repurchase of CSX shares. Upon execution of each agreement, the Company pays a fixed amount of cash in exchange for the right to receive either CSX stock or a predetermined amount of cash, including a premium. Shares acquired through these structured share repurchase agreements were recorded in common stock and retained earnings and are included in the share repurchases table above. There were no repurchases under a structured agreement in 2022.

As a result of entering into and settling structured share repurchase agreements, the Company paid a net total of approximately $378 million and received approximately 12 million shares during the year ended 2021. Premiums received were not material.

In December 2020, the Company completed a structured share repurchase. Under this agreement, the Company paid a total of $100 million and received approximately 3.3 million shares.

Dividend Increase
On February 14, 2023, the Company's Board of Directors authorized a 10% increase in the quarterly cash dividend to $0.11 per common share effective March 2023.

NOTE 3. Shareholders' Equity

Common and preferred stock consists of the following:

Common Stock, $1 Par Value	December 2022
	(Units in Millions)
Common Shares Authorized	5,400
Common Shares Issued and Outstanding	2,066

Preferred Stock	
Preferred Shares Authorized	25
Preferred Shares Issued and Outstanding	—

Holders of common stock are entitled to one vote on all matters requiring a vote for each share held. Preferred stock is senior to common stock with respect to dividends and upon liquidation of CSX.

Common Stock Split

On June 4, 2021, CSX announced a three-for-one split of the Company's common stock in the form of a stock dividend. Each shareholder of record on June 18, 2021, received two additional shares of common stock for each share held as of this record date. The new shares were distributed after close of trading on June 28, 2021. All prior period share and per share amounts, common stock, other capital, and retained earnings were retroactively adjusted to reflect the impact of the stock split. Proportional adjustments were also made to outstanding awards under the Company's stock-based compensation plans.

Other Capital

As a result of the stock split during second quarter 2021, CSX's common stock balance was increased and its other capital balance was reduced commensurately. Because this adjustment brought the other capital balance below zero, $1.0 billion was reclassified from retained earnings to other capital to bring the other capital balance to zero as of June 30, 2021. Prior period amounts have also been retroactively adjusted as needed to bring the other capital balance to zero.

NOTE 4. Stock Plans and Share-Based Compensation

Under CSX's share-based compensation plans, awards consist of performance units, stock options, restricted stock units and restricted stock awards for management and stock grants for directors. Awards granted under the various programs are determined and approved by the Compensation and Talent Management Committee of the Board of Directors. Awards to the Chief Executive Officer are approved by the full Board and awards to senior executives are approved by the Compensation and Talent Management Committee. In certain circumstances, the Chief Executive Officer or delegate approves awards to management employees other than senior executives. The Board of Directors approves awards granted to CSX's non-management directors upon recommendation of the Governance and Sustainability Committee.

Share-based compensation expense for awards under share-based compensation plans and purchases made as part of the employee stock purchase plan is measured using the fair value of the award on the grant date and is recognized on a straight-line basis over the service period of the respective award. Alternatively, expense is recognized upon death or upon grant date to certain retirement-eligible employees whose agreements allow for continued vesting upon retirement. Forfeitures are recognized as they occur. Total pre-tax expense and income tax benefits associated with share-based compensation are shown in the table below. Income tax benefits include impacts from option exercises and the vesting of other equity awards.

	Years Ended		
(Dollars in Millions)	**2022**	2021	2020
Share-Based Compensation Expense			
Performance Units	$ **35**	$ 71	$ (3)
Stock Options	**17**	18	19
Restricted Stock Units and Awards	**15**	12	6
Employee Stock Purchase Plan	**5**	4	5
Stock Awards for Directors	**2**	2	2
Total Share-based Compensation Expense	$ **74**	$ 107	$ 29
Income Tax Benefit	$ **17**	$ 23	$ 19

Long-term Incentive Plans

The objective of the CSX Long-term Incentive Plans ("LTIP") is to motivate and reward certain employees for achieving and exceeding certain financial goals. The 2022-2024, 2021-2023 and 2020-2022 LTIPs were adopted under the 2019 Stock and Incentive Award Plan. Grants were made in performance units, with each unit being equivalent to one share of CSX common stock, and payouts will be made in CSX common stock. The payout range for most participants will be between 0% and 200% of the target awards depending on Company performance against predetermined goals for each three-year cycle.

NOTE 4. Stock Plans and Share-Based Compensation, *continued*

In 2022, 2021 and 2020, target performance units were granted to certain employees under three separate LTIP plans covering three-year cycles: the 2022-2024 ("2022-2024 LTIP"), the 2021-2023 ("2021-2023 LTIP") and the 2020-2022 ("2020-2022 LTIP") plans. Payouts of performance units for the plans will be based on the achievement of certain goals, in each case excluding non-recurring items as disclosed in the Company's financial statements.

- For the 2022-2024 LTIP plan, the average annual operating income growth percentage and CSX Cash Earnings ("CCE"), in each case excluding non-recurring items as defined in the plan, will each comprise 50% of the payout and will be measured independently of the other. Participants will receive stock dividend equivalents declared over the performance period based on the number of performance units paid upon vesting. As defined under the plan, CCE is a cash-flow-based measure that incentivizes strategic investments earning more than the required return. CCE equals CSX's gross cash earnings (after-tax EBITDA) minus the required return on gross operating assets.
- For the 2021-2023 LTIP plan, the average annual operating income growth percentage and cumulative free cash flow over the plan period will each comprise 50% of the payout and will be measured independently of the other. Participants will receive stock dividend equivalents declared over the performance period based on the number of performance units paid upon vesting.
- For the 2020-2022 LTIP plan, the cumulative operating income and cumulative free cash flow over the plan period will each comprise 50% of the payout and will be measured independently of the other. Participants will receive stock dividend equivalents declared over the performance period based on the number of performance units paid upon vesting.

For these plans, payouts for certain executive officers are subject to formulaic upward or downward adjustment by up to 25%, capped at an overall payout of 250%, based upon the Company's total shareholder return relative to specified comparable groups over the performance period.

The fair values of the performance units awarded during the years ended December 2022, 2021 and 2020 were calculated primarily using a Monte-Carlo simulation model with the following weighted-average assumptions:

	Years Ended		
Weighted-Average Assumptions Used:	**2022**	2021	2020
Risk-free Interest Rate	**2.3 %**	0.2 %	1.4 %
Annualized Volatility	**33.0 %**	33.6 %	24.5 %
Expected Life *(in years)*	**2.7**	2.9	2.9

The risk-free interest rate assumptions reflect the U.S. Treasury yield curve in effect at the time of grant. The annualized volatility is based on observed historical volatility of daily stock returns for the three-year period preceding the grant date. The expected life is calculated using the remainder of the performance period.

NOTE 4. Stock Plans and Share-Based Compensation, *continued*

Performance unit grant and vesting information is summarized as follows:

	Years Ended		
	2022	2021	2020
Weighted-Average Fair Value of Units Granted	$ **33.89**	$ 30.11	$ 25.39
Fair Value of Units Vested *(in millions)*	$ **24**	$ 19	$ 18

The performance unit activity related to the outstanding long-term incentive plans and corresponding fair value is summarized as follows:

	Performance Units Outstanding (in Thousands)	Weighted-Average Fair Value at Grant Date
Unvested at December 31, 2021	1,576	$ 27.21
Granted	670	33.89
Forfeited	(33)	25.65
Vested	(959)	25.52
Unvested at December 31, 2022	1,254	$ 32.14

As of December 2022, there was $23 million of total unrecognized compensation cost related to performance units that is expected to be recognized over a weighted-average period of approximately two years.

Stock Options
Stock options in 2022, 2021 and 2020 were primarily granted along with the corresponding LTIP plans. With these grants, an employee receives an award that provides the opportunity in the future to purchase CSX shares at the closing market price of the stock on the date the award is granted (the strike price). Options granted become exercisable in equal installments on the anniversary of the grant date over a vesting period (three-year graded). All options expire 10 years from the grant date if they are not exercised.

The fair value of stock options granted was estimated as of the dates of grant using the Black-Scholes option valuation model, which uses the following assumptions: dividend yield, risk-free interest rate, annualized volatility and expected life. The annual dividend yield is based on the most recent quarterly CSX dividend payment annualized. The risk-free interest rate is based on U.S. Treasury yield curve in effect at the time of grant. The annualized volatility is based on historical volatility of daily CSX stock price returns over a 6.0 year look-back period ending on the grant date. The expected life is calculated using the safe harbor approach due to lack of historical data on CSX options, which is the midpoint between the vesting schedule and contractual term (10 years).

NOTE 4. Stock Plans and Share-Based Compensation, *continued*

Assumptions and inputs used to estimate fair value of stock options are summarized as follows:

	Years Ended		
	2022	2021	2020
Weighted-Average Fair Value of Units Granted	$ **10.12**	$ 7.94	$ 6.31
Stock Options Valuation Assumptions:			
Annual Dividend Yield	**1.1 %**	1.2 %	1.2 %
Risk-free Interest Rate	**2.0 %**	0.7 %	1.4 %
Annualized Volatility	**30.1 %**	31.2 %	26.1 %
Expected Life (in years)	**6.0**	6.0	6.0
Other Pricing Model Inputs:			
Weighted-average Grant-date Market Price of CSX Stock (Strike Price)	$ **35.12**	$ 29.65	$ 26.53

The stock option activity is summarized as follows:

	Stock Options Outstanding (in Thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value (in Millions)
Outstanding at December 31, 2021	12,512	$ 22.42		
Granted	1,726	35.12		
Forfeited	(123)	30.19		
Exercised	(715)	21.53		
Outstanding at December 31, 2022	13,400	$ 24.03	6.6	$ 100
Exercisable at December 31, 2022	9,175	$ 20.85	5.8	$ 93

Unrecognized compensation expense related to stock options as of December 2022 was $15 million and is expected to be recognized over a weighted-average period of approximately two years. The Company issues new shares upon stock option exercises. Additional information on stock option exercises is summarized as follows:

	Years Ended		
(Dollars in Millions)	**2022**	2021	2020
Intrinsic Value of Stock Options Exercised	$ **9**	$ 32	$ 30
Cash Received from Option Exercises	$ **15**	$ 31	$ 29

NOTE 4. Stock Plans and Share-Based Compensation, *continued*

Restricted Stock Grants

Restricted stock grants consist of units and awards, each equivalent to one share of CSX stock. Restricted stock units are primarily issued along with corresponding LTIP plans and vest three years after the date of grant. Separately, restricted stock awards generally vest over an employment period of up to five years. These awards are time-based and not based upon CSX's attainment of operational targets. Participants receive cash or stock dividend equivalents on these shares, depending on the grant. Restricted stock grant and vesting information is summarized as follows:

	Years Ended		
	2022	2021	2020
Weighted-Average Fair Value of Units Granted	$ **34.55**	$ 29.84	$ 26.43
Fair Value of Units and Awards Vested *(In Millions)*	$ **5**	$ 12	$ 8

The restricted stock activity related to the outstanding long-term incentive plans and other awards and corresponding fair value is summarized as follows:

	Restricted Stock Units and Awards Outstanding (in Thousands)	Weighted-Average Fair Value at Grant Date
Unvested at December 31, 2021	1,023	$ 27.53
Granted	801	34.55
Forfeited	(54)	29.85
Vested	(218)	23.33
Unvested at December 31, 2022	1,552	$ 31.68

As of December 2022, unrecognized compensation expense for these restricted stock units and awards was approximately $22 million, which will be expensed over a weighted-average remaining period of two years.

NOTE 4. Stock Plans and Share-Based Compensation, *continued*

Stock Awards for Directors

CSX's non-management directors receive a base annual retainer of $122,500 to be paid quarterly in cash, unless the director chooses to defer the retainer in the form of cash or CSX common stock. Additionally, non-management directors receive an annual grant of common stock in the amount of approximately $172,500 and the independent non-executive Chairman also receives an annual grant of common stock in the amount of approximately $250,000. These awards are evaluated periodically by the Board of Directors.

Employee Stock Purchase Plan

In May 2018, shareholders approved the 2018 CSX Employee Stock Purchase Plan ("ESPP") for the benefit of Company employees. The Company registered 12 million shares of common stock that may be issued pursuant to this plan. Under the ESPP, employees may contribute between 1% and 10% of base compensation, after-tax, to purchase up to $25,000 of market value CSX common stock per year at 85% of the closing market price on either the grant date or the last day of the six-month offering period, whichever is lower. During 2022, 2021 and 2020, the Company issued the following shares under this program.

	Years Ended		
	2022	**2021**	2020
Shares Issued *(In Thousands)*	**726**	730	726
Weighted Average Purchase Price Per Share	$ **25.93**	$ 21.90	$ 20.13

NOTE 5. Casualty, Environmental and Other Reserves

Activity related to casualty, environmental and other reserves is as follows:

(Dollars in Millions)	Casualty Reserves	Environmental Reserves	Other Reserves	Total
December 31, 2019	$ 187	$ 74	$ 44	$ 305
Charged to Expense	55	20	32	107
Payments	(46)	(18)	(34)	(98)
December 31, 2020	196	76	42	314
Assumed in Acquisition of Quality Carriers	—	29	33	62
Charged to Expense	55	26	49	130
Payments	(71)	(23)	(44)	(138)
December 31, 2021	180	108	80	368
Assumed in Acquisition of Pan Am	19	36	—	55
Charged to Expense	45	47	51	143
Payments	(50)	(30)	(50)	(130)
December 31, 2022	$ 194	$ 161	$ 81	$ 436

Personal injury and environmental reserves are considered critical accounting estimates due to the need for management judgment. In the table above, the impacts of changes in estimates are included in the charged to expense amount and were not material in 2022, 2021 or 2020. Casualty, environmental and other reserves are provided for in the consolidated balance sheets as shown in the table below.

(Dollars in Millions)	December 2022			December 2021		
	Current	Long-term	Total	Current	Long-term	Total
Casualty:						
Personal Injury	$ 40	$ 86	$ 126	$ 37	$ 81	$ 118
Occupational	10	58	68	7	55	62
Total Casualty	$ 50	$ 144	$ 194	$ 44	$ 136	$ 180
Environmental	53	108	161	37	71	108
Other	41	40	81	37	43	80
Total	$ 144	$ 292	$ 436	$ 118	$ 250	$ 368

NOTE 5. Casualty, Environmental and Other Reserves, *continued*

These liabilities are accrued when probable and reasonably estimable in accordance with the *Contingencies Topic* in the ASC. Actual settlements and claims received could differ and final outcomes of these matters cannot be predicted with certainty. Considering the legal defenses currently available, the liabilities that have been recorded and other factors, it is the opinion of management that none of these items individually, when finally resolved, will have a material adverse effect on the Company's financial condition, results of operations or liquidity. Should a number of these items occur in the same period, however, their combined effect could be material in that particular period.

Casualty

Casualty reserves of $194 million and $180 million for 2022 and 2021, respectively, represent accruals for personal injury, occupational disease and occupational injury claims primarily related to railroad operations. Casualty reserves include liabilities assumed as a result of the Company's acquisition of Pan Am in 2022. Beginning June 1, 2021, the Company's self-insured retention amount for casualty claims increased from $75 million to $100 million per occurrence. Currently, no individual claim is expected to exceed the self-insured retention amount. Most of the Company's casualty claims relate to CSXT. In accordance with the *Contingencies Topic* in the ASC, to the extent the value of an individual claim exceeds the self-insured retention amount, the Company would present the liability on a gross basis with a corresponding receivable for insurance recoveries.

These reserves fluctuate based upon the timing of payments as well as changes in estimate. Actual results may vary from estimates due to the number, type and severity of the injury, costs of medical treatments and uncertainties in litigation. Defense and processing costs, which historically have been insignificant and are anticipated to be insignificant in the future, are not included in the recorded liabilities. Changes in casualty reserves are included in purchased services and other on the consolidated income statements.

Personal Injury

Personal injury reserves represent liabilities for employee work-related and third-party injuries. Work-related injuries for CSXT employees are primarily subject to the Federal Employers' Liability Act ("FELA"). CSXT retains an independent actuary to assist management in assessing the value of personal injury claims. An analysis is performed by the actuary quarterly and is reviewed by management. The methodology used by the actuary includes a development factor to reflect growth or reduction in the value of these personal injury claims based largely on CSXT's historical claims and settlement experience. These analyses did not result in a material adjustment to the personal injury reserve in 2022, 2021 or 2020.

NOTE 5. Casualty, Environmental and Other Reserves, *continued*

Occupational

Occupational reserves represent liabilities arising from allegations of exposure to certain materials in the workplace (such as solvents, soaps, chemicals and diesel fumes), past exposure to asbestos or allegations of chronic physical injuries resulting from work conditions (such as repetitive stress injuries). The Company retains an independent actuary to analyze the Company's historical claims, settlement amounts, and dismissal rates to assist in determining future anticipated claim filing rates and average settlement values. This analysis is performed by the actuary and reviewed by management quarterly. There were no material adjustments to the occupational reserve in 2022, 2021 or 2020.

Environmental

Environmental reserves were $161 million and $108 million for 2022 and 2021, respectively. Environmental reserves include liabilities assumed as a result of the Company's acquisition of Pan Am in 2022 and Quality Carriers in 2021. The Company is a party to various proceedings related to environmental issues, including administrative and judicial proceedings involving private parties and regulatory agencies. The Company has been identified as a potentially responsible party at approximately 240 environmentally impaired sites. Many of these are, or may be, subject to remedial action under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), also known as the Superfund Law, or similar state statutes. Most of these proceedings arose from environmental conditions on properties used for ongoing or discontinued railroad operations. A number of these proceedings, however, are based on allegations that the Company, or its predecessors, sent hazardous substances to facilities owned or operated by others for treatment, recycling or disposal. In addition, some of the Company's land holdings were leased to others for commercial or industrial uses that may have resulted in releases of hazardous substances or other regulated materials onto the property and could give rise to proceedings against the Company.

In any such proceedings, the Company is subject to environmental clean-up and enforcement actions under the Superfund Law, as well as similar state laws that may impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. These costs could be substantial.

NOTE 5. Casualty, Environmental and Other Reserves, *continued*

In accordance with the *Asset Retirement and Environmental Obligations Topic* in the ASC, the Company reviews its role with respect to each site identified at least quarterly, giving consideration to a number of factors such as:

- type of clean-up required;
- nature of the Company's alleged connection to the location (e.g., generator of waste sent to the site or owner or operator of the site);
- extent of the Company's alleged connection (e.g., volume of waste sent to the location and other relevant factors); and
- number, connection and financial viability of other named and unnamed potentially responsible parties at the location.

Based on management's review process, amounts have been recorded to cover contingent anticipated future environmental remediation costs with respect to each site to the extent such costs are reasonably estimable and probable. The recorded liabilities for estimated future environmental costs are undiscounted. The liability includes future costs for remediation and restoration of sites as well as any significant ongoing monitoring costs, but excludes any anticipated insurance recoveries. Payments related to these liabilities are expected to be made over the next several years. Environmental remediation costs are included in purchased services and other on the consolidated income statements.

Currently, the Company does not possess sufficient information to reasonably estimate the amounts of additional liabilities, if any, on some sites until completion of future environmental studies. In addition, conditions that are currently unknown could, at any given location, result in additional exposure, the amount and materiality of which cannot presently be reasonably estimated. Based upon information currently available, however, the Company believes its environmental reserves accurately reflect the estimated cost of remedial actions currently required.

Other

Other reserves were $81 million and $80 million for 2022 and 2021, respectively. These reserves include liabilities assumed as a result of the Company's acquisition of Pan Am in 2022 and Quality Carriers in 2021. Other reserves include liabilities for various claims, such as automobile, property, general liability, workers' compensation and longshoremen disability claims.

NOTE 6. Properties

Details of the Company's net properties are as follows:

(Dollars in Millions) **December 2022**	Cost	Accumulated Depreciation	Net Book Value	Annual Depreciation Rate	Estimated Useful Life (*Avg. Years)*	Depreciation Method
Road						
Rail and Other Track Material	$ 8,660	$ (1,405)	$ 7,255	2.5%	41	Group Life
Ties	6,763	(2,010)	4,753	3.5%	28	Group Life
Grading	2,741	(637)	2,104	1.3%	75	Group Life
Ballast	3,383	(1,130)	2,253	2.6%	38	Group Life
Bridges, Trestles, and Culverts	2,989	(454)	2,535	1.7%	60	Group Life
Signals and Interlockers	3,299	(1,210)	2,089	4.1%	24	Group Life
Buildings	1,416	(558)	858	2.5%	40	Group Life/ Straight Line [a]
Other	5,541	(2,323)	3,218	4.1%	25	Group Life/ Straight Line [a]
Total Road	34,792	(9,727)	25,065			
Equipment						
Locomotive	4,848	(1,856)	2,992	3.8%	26	Group Life
Freight Cars	2,316	(369)	1,947	3.1%	32	Group Life
Work Equipment and Other	3,132	(1,911)	1,221	8.9%	11	Group Life/ Straight Line [a]
Total Equipment	10,296	(4,136)	6,160			
Land	2,272	—	2,272	N/A	N/A	N/A
Construction In Progress	745	—	745	N/A	N/A	N/A
Total Properties	**$48,105**	**$ (13,863)**	**$ 34,242**			

(a) For depreciation method, certain asset categories contain intermodal terminals, trucking or technology-related assets, which are depreciated using the straight-line method.

NOTE 6. Properties, *continued*

(Dollars in Millions) **December 2021**	Cost	Accumulated Depreciation	Net Book Value	Annual Depreciation Rate	Estimated Useful Life *(Avg. Years)*	Depreciation Method
Road						
Rail and Other Track Material	$ 8,761	$ (1,835)	$ 6,926	2.5%	41	Group Life
Ties	6,522	(1,923)	4,599	3.5%	28	Group Life
Grading	2,751	(624)	2,127	1.3%	75	Group Life
Ballast	3,289	(1,094)	2,195	2.6%	38	Group Life
Bridges, Trestles, and Culverts	2,794	(411)	2,383	1.7%	60	Group Life
Signals and Interlockers	3,266	(1,086)	2,180	4.1%	24	Group Life
Buildings	1,388	(514)	874	2.5%	40	Group Life/ Straight Line [a]
Other	5,305	(2,207)	3,098	4.1%	25	Group Life/ Straight Line [a]
Total Road	34,076	(9,694)	24,382			
Equipment						
Locomotive	4,912	(1,732)	3,180	3.6%	27	Group Life
Freight Cars	2,322	(358)	1,964	2.9%	35	Group Life
Work Equipment and Other	2,891	(1,706)	1,185	8.2%	12	Group Life/ Straight Line [a]
Total Equipment	10,125	(3,796)	6,329			
Land	1,885	—	1,885	N/A	N/A	N/A
Construction In Progress	419	—	419	N/A	N/A	N/A
Total Properties	$46,505	$ (13,490)	$ 33,015			

(a) For depreciation method, certain asset categories contain intermodal terminals or technology-related assets, which are depreciated using the straight-line method.

NOTE 6. Properties, *continued*

Capital Expenditures

The Company's capital investment includes purchased and self-constructed assets and property additions that substantially extend the service life or increase the utility of those assets. Indirect costs that can be specifically traced to capital projects are also capitalized. The Company is committed to maintaining and improving its existing infrastructure and expanding its network capacity for long-term growth. Rail operations are capital intensive and CSX accounts for these costs in accordance with GAAP and the Company's capitalization policy. All properties are stated at historical cost less an allowance for accumulated depreciation.

The Company's largest category of capital investment is the replacement of track assets and the acquisition or construction of new assets that enable CSX to enhance its operations or provide new capacity offerings to its customers. These construction projects are primarily completed by CSXT employees. Costs for track asset replacement and capacity projects that are capitalized include:

- labor costs, because many of the assets are self-constructed;
- costs to purchase or construct new track or to prepare ground for the laying of track;
- welding (rail, field and plant), which are processes used to connect segments of rail;
- new ballast, which is gravel and crushed stone that holds track in line;
- fuels and lubricants associated with tie, rail and surfacing work, which is the process of raising track to a designated elevation over an extended distance;
- cross, switch and bridge ties, which are the braces that support the rails on a track;
- gauging, which is the process of standardizing the distance between rails;
- handling costs associated with installing rail, ties or ballast;
- usage charge of machinery and equipment utilized in construction or installation; and
- other track materials.

Labor is a significant cost in self-constructed track replacement work. CSXT engineering employees directly charge their labor to the track replacement project (the capitalized depreciable property). In replacing track, these employees concurrently perform deconstruction and installation of track material. Because of this concurrent process, CSX must estimate the amount of labor that is related to deconstruction versus installation. As a component of the depreciation study for road and track assets, management performs an analysis of labor costs related to the self-constructed track replacement work, which includes direct observation of track replacement processes. Through this analysis, CSX determined that approximately 20% of labor costs associated with track replacement is related to the deconstruction of old track, for which certain elements are expensed, and 80% is associated with the installation of new track, which is capitalized.

Capital investment related to locomotives and freight cars comprises the second largest category of the Company's capital assets. This category includes purchases of locomotives and freight cars as well as certain equipment leases that are considered to be finance leases in accordance with the *Leases Topic* in the ASC. In addition, costs to modify or rebuild these assets are capitalized if the investment incurred extends the asset's service life or improves utilization. Improvement projects must meet specified dollar thresholds to be capitalized and are reviewed by management to determine proper accounting treatment. Routine repairs, overhauls and other maintenance costs, for all asset categories, are expensed as incurred.

NOTE 6. Properties, *continued*

Depreciation Method

The depreciable assets of the Company are depreciated using either the group-life or straight-line method of accounting, which are both acceptable depreciation methods in accordance with GAAP. The Company depreciates its railroad assets, including main-line track, locomotives and freight cars, using the group-life method. Assets depreciated under the group-life method comprise 84% of total fixed assets of $48.1 billion on a gross basis as of December 2022. The remaining depreciable assets of the Company, including non-railroad assets and assets under finance leases, are depreciated using the straight-line method on a per asset basis. Land is not depreciated.

The group-life method aggregates assets with similar lives and characteristics into groups and depreciates each of these groups as a whole. When using the group-life method, an underlying assumption is that each group of assets, as a whole, is used and depreciated to the end of its group's recoverable life. The Company currently utilizes different depreciable asset categories to account for depreciation expense for the railroad assets that are depreciated under the group-life method. By utilizing various depreciable categories, the Company can more accurately account for the use of its assets. All assets of the Company are depreciated on a time or life basis.

The group-life method of depreciation closely approximates the straight-line method of depreciation. Additionally, due to the nature of most of its assets (e.g. track is one contiguous, connected asset), the Company believes that this is the most accurate and effective way to properly depreciate its assets.

Depreciation Studies

Management performs a review of depreciation expense and useful lives on a regular basis. Under the group-life method, the service lives and salvage values for each group of assets are determined by completing periodic depreciation studies and applying management's methods to determine the service lives of its properties. A depreciation study is the periodic review of asset service lives, salvage values, accumulated depreciation, and other related factors for group assets conducted by a third-party specialist, analyzed by the Company's management and approved by the STB, the regulatory board that has broad jurisdiction over railroad practices. The STB requires depreciation studies be performed every three years for equipment assets (e.g., locomotives and freight cars) and every six years for road and track assets (e.g., bridges, signals, rail, ties, and ballast). The Company believes the frequency of depreciation studies currently required by the STB, complemented by annual data reviews conducted by a third-party specialist and analyzed by the Company's management, provides adequate review of asset service lives and that a more frequent review would not result in a material change due to the long-lived nature of most of the assets.

The Company completed a depreciation study for its road and track assets in 2020 and for equipment assets in 2022, both of which resulted in changes to accumulated depreciation, service lives, salvage values, and other related factors for certain assets. The 2022 equipment study resulted in an expected increase in annual depreciation expense of approximately $80 million primarily due to deferred losses on assets depreciated using the group-life method. Recent experience with depreciation studies has resulted in changes to accumulated depreciation and depreciation rates that did not materially affect the Company's depreciation expense of $1.4 billion in both 2021 and 2020.

NOTE 6. Properties, *continued*

Group-Life Assets Sales and Retirements

Since the rail network is one contiguous, connected network it is impractical to maintain specific identification records for these assets. For track assets (e.g., rail, ties, and ballast), CSX utilizes a first-in, first-out approach to asset retirements. Equipment assets (e.g., locomotives and freight cars) are specifically identified at retirement. When an equipment asset is retired that has been depreciated using the group-life method, the cost is reduced from the cost base and recorded in accumulated depreciation.

For sales or retirements of assets depreciated under the group-life method that occur in the ordinary course of business, the asset cost (net of salvage value or sales proceeds) is charged to accumulated depreciation and no gain or loss is immediately recognized. This practice is consistent with accounting treatment prescribed under the group-life method. As part of the depreciation study, an assessment of the recorded amount of accumulated depreciation is made to determine if it is deficient (or in excess) of the appropriate amount indicated by the study. Any such deficiency (or excess), including any deferred gains or losses, is amortized as a component of depreciation expense over the remaining service life of the asset group until the next required depreciation study. Since the overall assumption with the group-life method is that the assets within the group on average have the same service life and characteristics, it is therefore concluded that the deferred gains and losses offset over time.

For sales or retirements of assets depreciated under the group-life method that do not occur in the ordinary course of business, a gain or loss may be recognized if the sale or retirement meets each of the following three criteria: (i) it is unusual, (ii) it is material in amount, and (iii) it varies significantly from the retirement profile identified through our depreciation studies. No material gains or losses were recognized on the sale of assets depreciated using the group-life method in 2022, 2021 or 2020, as no sales met the criteria described above.

Land and Straight-line Assets Sales and Retirements

When the Company sells or retires land, land-related easements or assets depreciated under the straight-line method, a gain or loss is recognized in purchased services and other on the consolidated statements of income. Primarily as a result of its initiative to monetize non-core properties, the Company recognized gains on the sale of properties of $238 million, $454 million and $35 million in 2022, 2021 and 2020, respectively.

Sale of Property Rights to the Commonwealth of Virginia

On March 26, 2021, the Company entered into a comprehensive agreement to sell certain property rights in three CSX-owned line segments to the Commonwealth of Virginia ("Commonwealth") over three phases for a total of $525 million. The timing and amount of gains recognized were based on the allocation of fair value to each conveyance, the timing of future conveyances and collectability. In April 2021, upon closing of the first phase of the agreement, the Company collected $200 million in proceeds and recognized a $349 million gain. In fourth quarter 2021, the Company collected additional proceeds of $200 million, a portion of which was attributable to the first phase with the remainder attributable to the second phase. The second phase closed in January 2022, which resulted in a $20 million gain in first quarter 2022. During June 2022, the Commonwealth approved the remaining proceeds, which resulted in a $122 million gain in second quarter 2022 related to property rights previously conveyed. Those remaining proceeds of $125 million were collected during fourth quarter 2022 upon closing of the third phase, resulting in a $2 million gain. Over the course of this transaction, which is now complete, total proceeds of $525 million have been collected and total gains of $493 million have been recognized.

NOTE 6. Properties, *continued*

Gains and proceeds in 2022 and 2021 related to this transaction are summarized in the following table.

	Years Ended	
(Dollars in Millions)	**2022**	2021
Gains	$ **144**	$ 349
Proceeds	**125**	400

Impairment Review

Properties and other long-lived assets are reviewed for impairment whenever events or business conditions indicate the carrying amount of such assets may not be fully recoverable. Initial assessments of recoverability are based on estimates of undiscounted future net cash flows associated with an asset or a group of assets in accordance with the *Property, Plant, and Equipment Topic* in the ASC. Where impairment is indicated, the assets are evaluated and their carrying amount is reduced to fair value based on discounted net cash flows or other estimates of fair value. Impairment expense of $4 million in 2022, $2 million in 2021 and $8 million in 2020 was primarily due to the discontinuation of certain in-progress projects. Impairment expense is recorded in purchased services and other expense on the consolidated income statement.

Government Assistance

The Company is a party to contracts with recipients and subrecipients of awards from federal, state and local governmental agencies. These contracts meet the disclosure requirements under ASU 2021-10, *Disclosure by Business Entities about Government Assistance,* which the Company adopted effective year end 2022. These awards are typically in the form of cash for purposes of making improvements to the rail network as part of public safety, corridor expansion or economic revitalization initiatives. The awarding agency generally specifies how the awards are to be spent by the recipients and may include limited conditions requiring return of the assistance.

Government funding received or receivable related to a property asset is netted with the cost of the asset in properties on the consolidated balance sheet, and the net asset is subject to depreciation. Any amounts owed by the government entity are recorded within accounts receivable until reimbursed. For the years ended December 31, 2022, and December 31, 2021, the total amounts received under contracts with government entities to improve the rail network was $49 million and $66 million, respectively. Non-freight accounts receivable related to these government projects was $34 million and $7 million as of December 31, 2022, and 2021, respectively.

NOTE 7. Leases

At inception, the Company determines if an arrangement contains a lease and whether that lease meets the classification criteria of a finance or operating lease. Some of the Company's lease arrangements contain lease components (e.g., minimum rent payments) and non-lease components (e.g., maintenance, labor charges, etc.). The Company generally accounts for each component separately based on the estimated standalone price of each component. For certain equipment leases, such as freight car, vehicles and work equipment, the Company accounts for the lease and non-lease components as a single lease component.

Certain of the Company's lease agreements include rental payments that are adjusted periodically for an index or rate. The leases are initially measured using the projected payments adjusted for the index or rate in effect at the commencement date. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Operating Leases
Operating leases are included in right-of-use lease assets, other current liabilities and long-term lease liabilities on the consolidated balance sheets. These assets and liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's secured incremental borrowing rates or implicit rates, when readily determinable. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

The Company has various lease agreements with other parties with terms up to 50 years. Non-cancelable, long-term leases may include provisions for maintenance, options to purchase and options to extend the terms. These options are included in the lease term when it is reasonably certain that the option will be exercised. Lease expense for operating leases, including leases with escalations over their terms, is recognized on a straight-line basis over the lease term. Variable lease expense is recognized in the period in which the obligation for those payments is incurred. Lease expense is included in equipment and other rents on the consolidated income statements and is reported net of lease income. Lease income was not material to the results of operations for 2022, 2021 or 2020.

NOTE 7. Leases, *continued*

CSX has a significant operating lease with the State of Georgia for approximately 137 miles of right-of-way with integral equipment for a term of 50 years with an annual 2.5% increase. The following table presents information about the amount, timing and uncertainty of cash flows arising from all of the Company's operating leases as of December 31, 2022.

(Dollars in Millions)	**December 2022**
Maturity of Lease Liabilities	**Lease Payments**
2023	$ 71
2024	62
2025	55
2026	41
2027	35
Thereafter	1,122
Total Undiscounted Operating Lease Payments	$ 1,386
Less: Imputed Interest	(829)
Present Value of Operating Lease Liabilities	**$ 557**

(Dollars in Millions)	**2022**		2021	
Balance Sheet Classification				
Right of Use Asset	$	**505**	$	501
Current Lease Liabilities (Included in Other Current Liabilities)	$	**69**	$	64
Long-term Lease Liabilities		**488**		478
Total Operating Lease Liabilities	$	**557**	$	542
Other Information				
Weighted-average Remaining Lease Term for Operating Leases		**31 years**		32 years
Weighted-average Discount Rate for Operating Leases		**5.0 %**		4.9 %

Cash Flows

As of December 2022 and 2021, the Company's right-of-use asset was valued at $505 million and $501 million, respectively. In 2022, right-of-use assets of $74 million were recognized as non-cash asset additions due to new operating lease liabilities. In 2021, right-of-use assets of $88 million were recognized as non-cash asset additions that resulted from the inclusion of Quality Carriers' leases and new operating lease liabilities. Cash paid for amounts included in the present value of operating lease liabilities was $76 million and $60 million during the years ended 2022 and 2021, respectively, and is included in operating cash flows.

NOTE 7. Leases, *continued*

Operating Lease Costs

These costs are primarily related to long-term operating leases, but also include immaterial amounts for variable leases and short-term leases with terms greater than 30 days. These amounts are shown in the table below.

	Years Ended		
(Dollars in Millions)	**2022**	2021	2020
Rent Expense on Operating Leases	$ **109**	$ 89	$ 82

Finance Leases

Finance leases are included in properties - net and long-term debt on the consolidated balance sheets and were not material as of December 2022 or December 2021. The associated amortization expense and interest expense are included in depreciation and interest expense, respectively, on the consolidated income statements and were not material to the results of operations for 2022, 2021 or 2020.

NOTE 8. Commitments and Contingencies

Purchase Commitments

CSXT's long-term locomotive maintenance program agreement with a third party contains commitments related to specific locomotive rebuilds and a long-term maintenance program that covers a portion of CSXT's fleet of locomotives. The maintenance program costs are based on the maintenance cycle for each covered locomotive, which is determined by the asset's age and type. Expected future costs may change as required maintenance schedules are revised and locomotives are placed into or removed from service. Under CSXT's current obligations, the agreement will expire no earlier than 2035.

The following table summarizes the number of locomotives covered and CSXT's payments, including prepayments, under the long-term maintenance program.

	Years Ended		
(Dollars in Millions)	**2022**	2021	2020
Amounts Paid	$ **128**	$ 99	$ 158
Number of Locomotives	**1,871**	1,863	1,874

NOTE 8. Commitments and Contingencies, *continued*

The total of annual payments under the agreement, including those related to locomotive rebuilds and the long-term locomotive maintenance program, are estimated in the table below.

Additionally, the Company has various other commitments to purchase technology, communications, track maintenance services and materials, and other services from various suppliers. Total annual payments under all of these purchase commitments are also estimated in the table below.

(Dollars in Millions)	Locomotive Maintenance & Rebuild Payments		Other Commitments		Total	
2023	$	220	$	110	$	330
2024		308		39		347
2025		328		40		368
2026		241		15		256
2027		329		17		346
Thereafter		1,519		68		1,587
Total	$	2,945	$	289	$	3,234

Insurance

The Company maintains insurance programs with substantial limits for property damage, including resulting business interruption, and third-party liability. A certain amount of risk is retained by the Company on each insurance program. Under its property insurance program, the Company retains all risk up to $100 million per occurrence for losses from floods and named windstorms and up to $75 million per occurrence for other property losses. For third-party liability claims, the Company retains all risk up to $100 million per occurrence. As CSX negotiates insurance coverage above its full self-retention amounts, it retains a percentage of risk at various layers of coverage. While the Company believes its insurance coverage is adequate, future claims could exceed existing insurance coverage or insurance may not continue to be available at commercially reasonable rates.

Legal

The Company is involved in litigation incidental to its business and is a party to a number of legal actions and claims, various governmental proceedings and private civil lawsuits, including, but not limited to, those related to fuel surcharge practices, tax matters, environmental and hazardous material exposure matters, FELA and labor claims by current or former employees, other personal injury or property claims and disputes and complaints involving certain transportation rates and charges. Some of the legal proceedings include claims for compensatory as well as punitive damages and others are, or are purported to be, class actions. While the final outcome of these matters cannot be predicted with certainty, considering, among other things, the legal defenses available and liabilities that have been recorded along with applicable insurance, it is currently the opinion of management that none of these pending items will have a material adverse effect on the Company's financial condition, results of operations or liquidity. An unexpected adverse resolution of one or more of these items, however, could have a material adverse effect on the Company's financial condition, results of operations or liquidity in that particular period.

NOTE 8. Commitments and Contingencies, *continued*

The Company is able to estimate a range of possible loss for certain legal proceedings for which a loss is reasonably possible in excess of reserves established. The Company has estimated this range to be $3 million to $21 million in aggregate as of December 31, 2022. This estimated aggregate range is based upon currently available information and is subject to significant judgment and a variety of assumptions. Accordingly, the Company's estimate will change from time to time, and actual losses may vary significantly from the current estimate.

Fuel Surcharge Antitrust Litigation
In May 2007, class action lawsuits were filed against CSXT and three other U.S.-based Class I railroads alleging that the defendants' fuel surcharge practices relating to contract and unregulated traffic resulted from an illegal conspiracy in violation of antitrust laws. The class action lawsuits were consolidated into one case in federal court in the District of Columbia. In 2017, the District Court issued its decision denying class certification. On August 16, 2019, the U.S. Court of Appeals for the D.C. Circuit affirmed the District Court's ruling.

The consolidated case is now moving forward without class certification. Although the class was not certified, individual shippers have since brought claims against the railroads, which have been consolidated into a separate case.

CSXT believes that its fuel surcharge practices were arrived at and applied lawfully and that the case is without merit. Accordingly, the Company intends to defend itself vigorously. However, penalties for violating antitrust laws can be severe, and resolution of these matters individually or when aggregated could have a material adverse effect on the Company's financial condition, results of operations or liquidity in that particular period.

Environmental
CSXT is indemnifying Pharmacia LLC, formerly known as Monsanto Company, ("Pharmacia") for certain liabilities associated with real estate located in Kearny, New Jersey along the Lower Passaic River (the "Property"). The Property, which was formerly owned by Pharmacia, is now owned by CSXT. CSXT's indemnification and defense duties arise with respect to several matters. The U.S. Environmental Protection Agency ("EPA"), using its CERCLA authority, seeks the investigation and cleanup of hazardous substances in the 17-mile Lower Passaic River Study Area (the "Study Area"). CSXT, on behalf of Pharmacia, and a significant number of other potentially responsible parties are together conducting a Remedial Investigation and Feasibility Study of the Study Area pursuant to an Administrative Settlement Agreement and Order on Consent with the EPA. Pharmacia's share of responsibility, indemnified by CSXT, for the investigation and cleanup costs of the Study Area may be determined through various mechanisms including (a) an allocation and settlement with EPA; (b) litigation brought by EPA against non-settling parties; or (c) litigation among the responsible parties.

NOTE 8. Commitments and Contingencies, *continued*

For the lower 8 miles of the Study Area, EPA issued its Record of Decision detailing the agency's mandated remedial process in March 2016. Approximately 80 parties, including Pharmacia, are participating in an EPA-directed allocation and settlement process to assign responsibility for the remedy selected for the lower 8 miles of the Study Area. CSXT is participating in the EPA-directed allocation and settlement process on behalf of Pharmacia. For the remainder of the Study Area, EPA has selected an interim remedy in a Record of Decision dated September 28, 2021. Settlement discussions are also ongoing for the selected interim remedy.

On March 2, 2022, EPA issued a Notice Letter to Pharmacia, Occidental Chemical Corporation and eight other parties alleging they are liable under Section 107(a) of CERCLA for releases or threatened releases of hazardous substances and requesting each party, individually or collectively, submit good faith offers to EPA in connection with the Study Area. CSX, on behalf of Pharmacia, responded to the Notice Letter and submitted a good faith offer to EPA on June 27, 2022, following meetings with a mediator from EPA's Conflict Prevention and Resolution Center. Negotiations with EPA and other parties to resolve this matter continue.

CSXT is also defending and indemnifying Pharmacia with regard to the Property in litigation filed by Occidental Chemical Corporation, which is seeking to recover various costs. These costs include costs for the remedial design of the lower 8 miles of the Study Area, as well as anticipated costs associated with the future remediation of the entire Study Area. Alternatively, Occidental seeks to compel some, or all of the defendants to participate in the remediation of the Study Area. Pharmacia is one of approximately 110 defendants in this federal lawsuit filed by Occidental on June 30, 2018. CSXT is also defending and indemnifying Pharmacia in a cooperative natural resource damages assessment process related to the Property.

Based on currently available information, the Company does not believe its share of remediation costs as determined by the EPA-directed allocation with respect to the Property and the Study Area would be material to the Company's financial condition, results of operations or liquidity.

NOTE 9. Employee Benefit Plans

The Company sponsors defined benefit pension plans principally for salaried, management personnel. For employees hired prior to 2003, the plans provide eligible employees with retirement benefits based predominantly on years of service and compensation rates near retirement. For employees hired between 2003 and 2019, benefits are determined based on a cash balance formula, which provides benefits by utilizing interest and pay credits based upon age, service and compensation. The CSX Pension Plan, the largest plan based on benefit obligation, was closed to new participants beginning in 2020.

The Company engages independent actuaries to compute the amounts of liabilities and expenses relating to these plans subject to the assumptions that the Company determines are appropriate based on historical trends, current market rates and future projections. These amounts are reviewed by management. In order to perform this valuation, the actuaries are provided with the details of the population covered at the beginning of the year, summarized in the table below, and projects that population forward to the end of the year.

Pension Plan Participants:	As of January 1, 2022
Active Employees	2,767
Retirees and Beneficiaries	11,460
Other[a]	3,586
Total	17,813

 (a) The Other category consists mostly of terminated but vested former employees.

NOTE 9. Employee Benefit Plans, *continued*

The benefit obligation for these plans represents the liability of the Company for current and retired employees and is affected primarily by the following:

- service cost (benefits attributed to employee service during the period);
- interest cost (interest on the liability due to the passage of time);
- actuarial gains/losses (experience during the year different from that assumed and changes in plan assumptions); and
- benefits paid to participants.

Cash Flows

Plan assets are amounts that have been segregated and restricted to provide qualified pension plan benefits and include amounts contributed by the Company and amounts earned from invested contributions, net of benefits paid. Qualified pension plan obligations are funded in accordance with regulatory requirements and with an objective of meeting or exceeding minimum funding requirements necessary to avoid restrictions on flexibility of plan operation and benefit payments. The Company funds the cost of nonqualified pension benefits on a pay-as-you-go basis. No qualified pension plan contributions were made during 2022, 2021 and 2020. No contributions to the Company's qualified pension plans are expected in 2023.

Future expected benefit payments are as follows:

Expected Cash Flows *(Dollars in Millions):*	Pension Benefits
2023	$ 193
2024	188
2025	185
2026	183
2027	181
2028-2032	879
Total	$ 1,809

Plan Assets

The Company outsources investment management related to pension plan assets. The CSX Investment Committee (the "Investment Committee"), whose members are selected by the Executive Vice President and Chief Financial Officer, is responsible for setting policy and oversight of investment management. The Investment Committee and investment manager utilize an investment asset allocation strategy that is monitored on an ongoing basis and updated periodically in consideration of plan or employee changes, or changing market conditions. Periodic studies provide an extensive modeling of asset investment return in conjunction with projected plan liabilities and seek to evaluate how to maximize return within the constraints of acceptable risk.

NOTE 9. Employee Benefit Plans, *continued*

The current asset allocation targets 60% growth-oriented investments and 40% immunizing investments. The growth-oriented portfolio consists of return-seeking investments that are diversified across geography, market capitalization, and asset class. The immunizing portfolio is comprised of a customized mix of fixed income and cash investments designed to reduce liability risk. Allocations are evaluated for levels within 5% of targeted allocations and are adjusted quarterly as necessary.

The distribution of pension plan assets as of the measurement date is shown in the table below, and these assets are reported net of pension liabilities on the balance sheet.

(Dollars in Millions)	December 2022		December 2021	
	Amount	**Percent of Total Assets**	Amount	Percent of Total Assets
Equity	$ **1,249**	**54 %**	$ 1,559	52 %
Fixed Income	**144**	**6**	204	7
Cash and Cash Equivalents	**41**	**2**	49	1
Growth-Oriented	$ **1,434**	**62 %**	$ 1,812	60 %
Fixed Income	**777**	**33**	1,145	38
Cash and Cash Equivalents	**116**	**5**	59	2
Immunizing	$ **893**	**38 %**	$ 1,204	40 %
Total	$ **2,327**	**100 %**	$ 3,016	100 %

Under the supervision of the Investment Committee, the investment manager selects investments or fund managers in accordance with standards of prudence applicable to asset diversification and investment suitability. The Company also selects fund managers with differing investment styles and benchmarks their investment returns against appropriate indices. Fund investment performance is continuously monitored. Acceptable performance is determined in the context of the long-term return objectives of the fund and appropriate asset class benchmarks.

Within the Company's equity funds, domestic stock is diversified among large and small capitalization stocks. International stock is diversified in a similar manner as well as in developed versus emerging markets stocks. Guidelines established with individual managers limit investment by industry sectors, individual stock issuer concentration and the use of derivatives and CSX securities.

Fixed income securities guidelines established with individual managers specify the types of allowable investments, such as government, corporate and asset-backed bonds, target certain allocation ranges for domestic and foreign investments and limit the use of certain derivatives. Additionally, guidelines stipulate minimum credit quality constraints and any prohibited securities. For detailed information regarding the fair value of pension assets, see Note 13, *Fair Value Measurements*.

NOTE 9. Employee Benefit Plans, *continued*

Benefit Obligation, Plan Assets and Funded Status
      Changes in benefit obligation and the fair value of plan assets for the 2022 and 2021 plan years are as follows:

		Pension Benefits		
		Plan Year		Plan Year
(Dollars in Millions)		**2022**		2021
Actuarial Present Value of Benefit Obligation				
Accumulated Benefit Obligation	$	**2,285**	$	2,909
Projected Benefit Obligation		**2,368**		3,022
Change in Projected Benefit Obligation:				
Projected Benefit Obligation at Beginning of Plan Year	$	**3,022**	$	3,257
Service Cost [a]		**36**		45
Interest Cost		**64**		55
Actuarial Gain		**(570)**		(142)
Benefits Paid		**(184)**		(193)
Benefit Obligation at End of Plan Year	$	**2,368**	$	3,022
Change in Plan Assets:				
Fair Value of Plan Assets at Beginning of Plan Year	$	**3,016**	$	3,000
Actual (Loss) Return on Plan Assets		**(523)**		187
Non-qualified Employer Contributions		**18**		22
Benefits Paid		**(184)**		(193)
Fair Value of Plan Assets at End of Plan Year	$	**2,327**	$	3,016
Funded Status at End of Plan Year	$	**(41)**	$	(6)

(a)   *Service cost for 2022 and 2021 includes capitalized service costs of $4 million each year.*

      In 2022, the $570 million net actuarial gain for pension benefits was driven by a 224 basis point increase in the weighted average discount rate. The $142 million net actuarial gain for pension benefits in 2021 was driven by a 35 basis points increase in the weighted average discount rate.

NOTE 9. Employee Benefit Plans, *continued*

For qualified plan funding purposes, assets and discounted liabilities are measured in accordance with the Employee Retirement Income Security Act ("ERISA"), as well as other related provisions of the Internal Revenue Code and related regulations. Under these funding provisions and the alternative measurements available thereunder, the Company estimates its unfunded obligation for qualified plans on an annual basis.

In accordance with *Compensation-Retirement Benefits Topic* in the ASC, an employer must recognize the funded status of a pension plan by recording a liability (underfunded plan) or asset (overfunded plan) for the difference between the projected benefit obligation and the fair value of plan assets at the plan measurement date. Amounts related to pension benefits recorded in other long-term assets, labor and fringe benefits payable and other long-term liabilities on the balance sheet are as follows:

	Pension Benefits	
	December	December
(Dollars in Millions)	**2022**	2021
Amounts Recorded in Consolidated		
Balance Sheets:		
Long-term Assets	$ **164**	$ 255
Current Liabilities	**(17)**	(17)
Long-term Liabilities	**(188)**	(244)
Net Amount Recognized in Consolidated Balance Sheets	$ **(41)**	$ (6)

Long-term assets as of December 2022 and 2021 in the preceding table relate to qualified pension plans where assets exceed projected benefit obligations. Current and long-term liabilities relate to plans where projected benefits obligations exceed assets. The following table shows the value of plan assets for only those plans with a net liability status.

	Aggregate	Aggregate
(Dollars in Millions)	Fair Value	
Benefit Obligations in Excess of Plan Assets	of Plan Assets	Benefit Obligation
Projected Benefit Obligation	$ —	$ (205)
Accumulated Benefit Obligation	—	(195)

NOTE 9. Employee Benefit Plans, *continued*

Net Benefit Expense

Only the service cost component of net periodic benefit costs is included in labor and fringe expense on the consolidated income statement. All other components of net periodic benefit cost are included in other income - net. The following table describes the components of expense/(income) related to net benefit expense recorded on the income statement.

(Dollars in Millions)	Pension Benefits Years Ended		
	2022	2021	2020
Service Cost Included in Labor and Fringe	$ **32**	$ 41	$ 43
Interest Cost	**64**	55	82
Expected Return on Plan Assets	**(188)**	(186)	(176)
Amortization of Net Loss	**50**	73	54
Total Income Included in Other Income - Net	$ **(74)**	$ (58)	$ (40)
Net Periodic Benefit (Credit)/Cost	$ **(42)**	$ (17)	$ 3
Settlement Loss (Gain)	**1**	—	(1)
Total Periodic Benefit (Credit)/Cost	$ **(41)**	$ (17)	$ 2

Pension Adjustments

The following table shows the pre-tax change in other comprehensive loss (income) attributable to certain components of net benefit expense and the change in benefit obligation for CSX for pension benefits.

(Dollars in Millions) **Components of Other Comprehensive Loss (Income)**	Pension Benefits Years Ended	
	2022	2021
Recognized in the Balance Sheet		
Losses (Gains)	$ **141**	$ (143)
Expense Recognized in the Income Statement		
Amortization of Net Losses	$ **50**	$ 73
Settlement Loss	**1**	—

As of December 2022, the balance to be amortized related to the Company's pension obligations is a pre-tax loss of $727 million. This amount is included in accumulated other comprehensive loss, a component of shareholders' equity.

NOTE 9. Employee Benefit Plans, *continued*

Assumptions

The expected long-term average rate of return on plan assets reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for benefits included in the projected benefit obligation. In estimating that rate, the Company gives appropriate consideration to the returns being earned by the plan assets in the funds and the rates of return expected to be available for reinvestment as well as the current and projected asset mix of the funds. Management, with the assistance of the outsourced investment manager, balances market expectations obtained from various investment managers with both market and actual plan historical returns to develop a reasonable estimate of the expected long-term rate of return on assets. This assumption is reviewed annually and adjusted as deemed appropriate.

The Company measures the service cost and interest cost components of the net pension benefits expense by using individual spot rates matched with separate cash flows for each future year. The weighted averages of assumptions used by the Company to value its pension obligations were as follows:

	Pension Benefits	
	2022	2021
Expected Long-term Return on Plan Assets:		
Benefit Cost for Current Plan Year	**6.75 %**	6.75 %
Benefit Cost for Subsequent Plan Year	**6.75 %**	6.75 %
Discount Rates:		
Benefit Cost for Plan Year		
Service Cost for Plan Year	**2.98 %**	2.69 %
Interest Cost for Plan Year	**2.18 %**	1.70 %
Benefit Obligation at End of Plan Year	**5.02 %**	2.78 %
Salary Scale Inflation	**4.80 %**	4.60 %
Cash Balance Plan Interest Credit Rate	**3.75 %**	3.75 %

NOTE 9. Employee Benefit Plans, *continued*

Post-retirement Medical Plan

In addition to these plans, the Company sponsors a post-retirement medical plan and a life insurance plan that provide certain benefits to full-time, salaried, management employees hired prior to 2003 upon their retirement if certain eligibility requirements are met. The accumulated post-retirement benefit obligation related to this plan was $61 million and $81 million, respectively, as of December 31, 2022 and 2021. Through 2032, total future expected benefit payments related to this plan were $55 million. Expenses in 2022, 2021 and 2020 related to this plan were not material.

Other Plans

Under collective bargaining agreements, the Company participates in a multi-employer benefit plan, which provides certain post-retirement health care and life insurance benefits to eligible contract employees. Premiums under this plan are expensed as incurred and amounted to $13 million, $21 million and $20 million in 2022, 2021 and 2020, respectively.

The Company maintains savings plans for virtually all full-time salaried employees and certain employees covered by collective bargaining agreements. Expense associated with these plans was $28 million, $29 million and $39 million for 2022, 2021 and 2020, respectively, and is included in labor and fringe expense on the consolidated income statement.

Under the terms of collective bargaining agreements that cover union-represented employees, Quality Carriers contributes to three multi-employer pension plans. These plans provide defined benefits to retired participants. All three of these pension plans are in Pension Protection Act zone "red", meaning they are at least 65% underfunded. Formal rehabilitation plans have been adopted. As of December 31, 2022, based on information provided to the Company from the administrators of these plans, Quality Carriers' portion of the contingent liability in the case of a full withdrawal or termination from these plans is approximately $336 million, of which $328 million relates to the Central States Southeast and Southwest Areas Pension Plan. The Company has withdrawn from one of the plans, resulting in an immaterial withdrawal liability, but does not currently intend to withdraw from the remaining multi-employer pension plans. Required monthly contributions to these plans are not material.

NOTE 10. Debt and Credit Agreements

Debt at December 2022 and December 2021 is shown in the table below. For information regarding the fair value of debt, see Note 13, *Fair Value Measurements*.

(Dollars in Millions)	Maturity at December 2022	Average Interest Rates at December 2022	December 2022	December 2021
Notes	2023-2068	4.2%	$ 17,877	$ 16,166
Equipment Obligations[a]	2023-2027	6.2%	141	153
Finance Leases	2023-2032	6.0%	29	47
Subtotal Long-term Debt (Including Current Portion)			$ 18,047	$ 16,366
Less Debt Due within One Year			(151)	(181)
Long-term Debt (Excluding Current Portion)			$ 17,896	$ 16,185

(a) Equipment obligations are secured by an interest in certain railroad equipment.

Debt Issuance & Early Redemption of Long-term Debt

On July 28, 2022, CSX issued $950 million aggregate principal amount of 4.100% notes due 2032, $900 million aggregate principal amount of 4.500% notes due 2052 and $150 million aggregate principal amount of 4.650% notes due 2068. The 2068 notes are a reopening of existing notes originally issued in February 2018. These notes are included in the consolidated balance sheets under long-term debt and may be redeemed by the Company at any time, subject to payment of certain make-whole premiums.

In July 2021, finance lease obligations and debt totaling $68 million were assumed related to the Company's acquisition of Quality Carriers on July 1, 2021. No debt was issued in 2021.

On December 1, 2020, CSX issued $500 million of 2.50% notes due 2051. On December 30, 2020, the proceeds of the offering were used to fully redeem CSX's outstanding $500 million of 3.70% notes that otherwise would have matured on November 1, 2023. These notes are included in the consolidated balance sheets under long-term debt and may be redeemed by the Company at any time, subject to payment of certain make-whole premiums.

The net proceeds from debt issuances will be used for general corporate purposes, which may include debt repayments, repurchases of CSX's common stock, capital investment and working capital requirements. For more information regarding a non-cash debt transaction with a related party, see Note 15, *Investment in Affiliates and Related-Party Transactions*.

NOTE 10. Debt and Credit Agreements, *continued*

Long-term Debt Maturities (Net of Discounts, Premiums and Issuance Costs)

(Dollars in millions) Years Ending	**Maturities at December 2022**
2023	$ 151
2024	558
2025	606
2026	704
2027	998
Thereafter	15,030
Total Long-term Debt Maturities, including current portion	$ 18,047

Interest Rate Derivatives

Fair Value Hedges

        In first quarter 2022, CSX entered into five separate fixed-to-floating interest rate swaps classified as fair value hedges. The swaps are designed to hedge 10 years of interest rate risk associated with market fluctuations attributable to the Secured Overnight Financing Rate on a cumulative $800 million of fixed rate outstanding notes which are due between 2036 and 2040. As of December 31, 2022, the cumulative fair value of these swaps was a $118 million liability, which is included in other long-term liabilities on the consolidated balance sheet. The associated cumulative adjustment to the hedged notes is included in long-term debt. Gains and losses resulting from changes in fair value of the interest rate swaps offset changes in the fair value of the hedged portion of the underlying debt with no gain or loss recognized due to hedge ineffectiveness. The difference in the net fixed-to-float interest settlement on the derivatives is recognized in interest expense and was not material for the year ending at December 31, 2022. The swaps will expire in 2032. If settled early, the remaining cumulative fair value adjustment to the hedged notes will be amortized over the remaining life of the associated notes. The amounts recorded in long-term debt on the consolidated balance sheet related to these fair value hedges is summarized in the table below.

(Dollars in Millions)	**December 31, 2022**
Notional Value of Hedged Notes	$ 800
Cumulative Fair Value Adjustment to Hedged Notes	(118)
Carrying Amount of Hedged Notes	$ **682**

NOTE 10. Debt and Credit Agreements, *continued*

Cash Flow Hedges
     In 2020, the Company executed forward starting interest rate swaps, classified as cash flow hedges, with aggregate notional value of $500 million. These swaps were effected to hedge the benchmark interest rate associated with future interest payments related to the anticipated refinancing of $850 million of 3.25% notes due in 2027. In accordance with the *Derivatives and Hedging Topic* in the ASC, the Company has designated these swaps as cash flow hedges. As of December 31, 2022 and 2021, the asset value of the forward starting interest rate swaps was $127 million and $91 million, respectively, and was recorded in other long-term assets on the consolidated balance sheet.

     Unrealized gains or losses associated with changes in the fair value of the hedge are recorded net of tax in accumulated other comprehensive income ("AOCI") on the consolidated balance sheet. In fourth quarter 2022, CSX settled a portion equal to $160 million notional value of the aggregate $500 million cash flow hedges, which resulted in CSX receiving a cash payment of $52 million included in other operating activities on the consolidated cash flow statement. The gain associated with the settled portion of the hedges will continue to be classified in AOCI until the associated debt instrument is issued in the future. Unless settled early, the remainder of the swaps will expire in 2027 and the unrealized gain or loss in AOCI will be recognized in earnings as an adjustment to interest expense over the same period during which the hedged transaction affects earnings. Unrealized gains, recorded net of tax in other comprehensive income, related to the hedges were $80 million, $8 million and $62 million for the years ended December 31, 2022, 2021 and 2020, respectively.

     See Note 13, *Fair Value Measurements*, and Note 16, *Other Comprehensive Income (Loss)*, for other information about the Company's hedges.

Credit Facilities
     CSX has a $1.2 billion unsecured, revolving credit facility backed by a diverse syndicate of banks. This facility allows same-day borrowings at floating interest rates, based on LIBOR or an agreed-upon replacement reference rate, plus a spread that depends upon CSX's senior unsecured debt ratings. This facility expires in March 2024, and as of December 31, 2022, the Company had no outstanding balances under this facility.

     Commitment fees and interest rates payable under the facility were similar to fees and rates available to comparably rated investment-grade borrowers. As of December 31, 2022, CSX was in compliance with all covenant requirements under the facility.

Commercial Paper
     Under its commercial paper program, which is backed by the revolving credit facility, the Company may issue unsecured commercial paper notes up to a maximum aggregate principal amount of $1.0 billion. Proceeds from issuances of the notes are expected to be used for general corporate purposes. At December 31, 2022, the Company had no commercial paper outstanding.

NOTE 11. Revenues

The Company's revenues are primarily derived from the transportation of freight as performance obligations that arise from its contracts with customers are satisfied. The following table presents the Company's revenues disaggregated by market as this best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

		Years Ended	
(Dollars in Millions)	2022	2021	2020
Chemicals	$ 2,584	$ 2,421	$ 2,309
Agricultural and Food Products	1,664	1,461	1,386
Automotive	1,054	886	920
Forest Products	996	918	834
Metals and Equipment	828	796	675
Minerals	658	587	538
Fertilizers	455	470	414
Total Merchandise	8,239	7,539	7,076
Intermodal	2,306	2,039	1,702
Coal	2,434	1,790	1,397
Trucking[a]	966	410	—
Other	908	744	408
Total	$ 14,853	$ 12,522	$ 10,583

(a) Effective third quarter 2021, Trucking revenue is comprised of revenue from the operations of Quality Carriers, which was acquired by CSX effective July 1, 2021.

Revenue Recognition
The Company generates revenue from rail freight billings under contracts with customers generally on a rate per carload, container or ton-basis based on length of haul and commodities carried. The Company's performance obligation arises when it receives a bill of lading ("BOL") to transport a customer's commodities at a negotiated price contained in a transportation services agreement or a publicly disclosed tariff rate. Once a BOL is received, a contract is formed whereby the parties are committed to perform, collectability of consideration is probable and the rights of the parties, shipping terms and conditions, and payment terms are identified. A customer may submit several BOLs for transportation services at various times throughout a service agreement term, but each shipment represents a distinct service that is a separately identified performance obligation.

NOTE 11. Revenues, *continued*

The average transit time to complete a rail shipment is between 2 to 8 days depending on market. Payments for transportation services are normally billed once a BOL is received and are generally due within 15 days after the invoice date. The Company recognizes revenue over transit time of freight as it moves from origin to destination. Revenue for services started but not completed at the reporting date is allocated based on the relative transit time in each reporting period, with the portion allocated for services subsequent to the reporting date considered remaining performance obligations.

The certain key estimates included in the recognition and measurement of revenue and related accounts receivable are as follows:

- Revenue associated with shipments in transit, which is recognized ratably over transit time and is based on average cycle times to move commodities and products from their origin to their final destination or interchange;
- Adjustments to revenue for billing corrections and billing discounts;
- Adjustments to revenue for overcharge claims filed by customers, which are based on historical payments to customers for rate overcharges as a percentage of total billing; and
- Incentive-based refunds to customers, which are primarily volume-related, are recorded as a reduction to revenue on the basis of the projected liability (this estimate is based on historical activity, current volume levels and forecasted future volume).

Revenue related to interline transportation services that involve the services of another party, such as another railroad, is reported on a net basis. The portion of the gross amount billed to customers that is remitted by the Company to another party is not reflected as revenue.

Effective third quarter 2021, trucking revenue includes revenue from the operations of Quality Carriers and is mostly comprised of truck shipments of chemicals. A performance obligation arises when Quality Carriers receives a customer order to transport a commodity at a contracted rate. Revenue is recorded on a gross basis ratably over transit time.

Other revenue is recorded upon completion of the service and is comprised of revenue from regional subsidiary railroads and incidental charges, including intermodal storage and equipment usage, demurrage and switching. Revenue from regional subsidiary railroads includes shipments by railroads that the Company does not directly operate. Intermodal storage represents charges for customer storage of containers at an intermodal terminal, ramp facility or offsite location beyond a specified period of time. Demurrage represents charges assessed when freight cars are held by a customer beyond a specified period of time. Switching represents charges assessed when a railroad switches cars for a customer or another railroad.

During 2022, 2021 and 2020, revenue recognized from performance obligations related to prior periods (for example, due to changes in transaction price) was not material.

NOTE 11. Revenues, *continued*

Remaining Performance Obligations

Remaining performance obligations represent the transaction price allocated to future reporting periods for freight services started but not completed at the reporting date. This includes the unearned portion of billed and unbilled amounts for cancellable freight shipments in transit. The Company expects to recognize the unearned portion of revenue for freight services in transit within one week of the reporting date. As of December 31, 2022, remaining performance obligations were not material.

Contract Balances and Accounts Receivable

The timing of revenue recognition, billings and cash collections results in accounts receivable and customer advances and deposits (contract liabilities) on the consolidated balance sheets. Contract assets, contract liabilities and deferred contract costs recorded on the consolidated balance sheet as of December 31, 2022 were not material.

The Company's accounts receivable - net consists of freight and non-freight receivables, reduced by an allowance for credit losses.

(Dollars in Millions)	December 31, 2022		December 31, 2021
Freight Receivables	$	1,067	$ 951
Freight Allowance for Credit Losses		(16)	(14)
Freight Receivables, net		1,051	937
Non-Freight Receivables		279	225
Non-Freight Allowance for Credit Losses		(17)	(14)
Non-Freight Receivables, net		262	211
Total Accounts Receivable, net	$	1,313	$ 1,148

Freight receivables include amounts earned, billed and unbilled, and currently due from customers for transportation-related services. Non-freight receivables include amounts billed and unbilled and currently due related to government reimbursement receivables and other non-revenue receivables. The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. The allowance is based upon an assessment of risk characteristics, historical payment experience, and the age of outstanding receivables adjusted for forward-looking economic conditions as necessary. Credit losses recognized on the Company's accounts receivable were not material in 2022 and 2021.

NOTE 12. Income Taxes

Earnings before income taxes of $5.4 billion, $5.0 billion and $3.6 billion for years ended 2022, 2021 and 2020, respectively, represent earnings from domestic operations. The breakdown of income tax expense between current and deferred is as follows:

		Years Ended				
(Dollars in Millions)		**2022**		2021		2020
Current:						
Federal	$	928	$	827	$	559
State		203		176		123
Subtotal Current	$	1,131	$	1,003	$	682
Deferred:						
Federal		166		166		149
State		(49)		1		31
Subtotal Deferred	$	117	$	167	$	180
Total Income Tax Expense	$	1,248	$	1,170	$	862

The Company recorded a 2022 income tax benefit of $78 million primarily as a result of state legislative changes and a change in the valuation of deferred taxes as a result of filing the 2021 tax returns. In 2021, the Company recorded an income tax benefit of $48 million primarily as a result of favorable state legislative changes, additional tax benefits associated with the vesting of share-based awards and adjustments to deferred taxes as a result of filing the 2020 state tax returns. In 2020, the Company recorded an income tax benefit of $30 million primarily as a result of the additional tax benefit associated with vesting of share-based awards and the resolution of certain tax matters.

Income tax expense reconciled to the tax computed at statutory rates is presented in the following table.

			Years Ended						
(Dollars In Millions)		**2022**			2021			2020	
Federal Income Taxes	$	1,137	21.0 %	$	1,040	21.0 %	$	762	21.0 %
State Income Taxes		121	2.2 %		139	2.8 %		117	3.2 %
Other		(10)	(0.1)%		(9)	(0.2)%		(17)	(0.4)%
Income Tax Expense/ Rate	$	1,248	23.1 %	$	1,170	23.6 %	$	862	23.8 %

NOTE 12. Income Taxes, *continued*

The primary factors in the change in year-end net deferred income tax liability balances include the annual provision for deferred income tax expense and accumulated other comprehensive income/loss. The significant components of deferred income tax assets and liabilities include:

(Dollars in Millions)	2022 Assets	2022 Liabilities	2021 Assets	2021 Liabilities
Other Employee Benefit Plans	$ 105	$ —	$ 106	$ —
Accelerated Depreciation	—	7,600	—	7,366
Other	553	627	499	622
Total	$ 658	$ 8,227	$ 605	$ 7,988
Net Deferred Income Tax Liabilities		$ 7,569		$ 7,383

The Company files a consolidated federal income tax return, which includes its principal domestic subsidiaries. CSX and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. CSX participated in a contemporaneous IRS audit of tax years 2022 and 2021. Federal examinations of original federal income tax returns for all years through 2020 are resolved.

As of December 2022 and 2021, the Company had approximately $18 million and $18 million, respectively, of total unrecognized tax benefits as a result of uncertain tax positions. Net tax benefits of $14 million and $15 million as of December 2022 and 2021, respectively, could favorably impact the effective income tax rate in each year. The Company does not expect that unrecognized tax benefits as of December 2022 for various state and federal income tax matters will significantly change over the next 12 months. The final outcome of these uncertain tax positions is not yet determinable. There were no material changes to the total gross unrecognized tax benefits and prior year audit resolutions of the Company during the year ended December 2022.

CSX's continuing practice is to recognize net interest and penalties related to income tax matters in income tax expense. Accrued interest and penalties were not material as of December 2022 or 2021. Additionally, expenses from changes to the reserves for interest and penalties were not material in 2022, 2021 or 2020.

NOTE 13. Fair Value Measurements

The *Financial Instruments Topic* in the ASC requires disclosures about fair value of financial instruments in annual reports as well as in quarterly reports. For CSX, this statement applies to certain investments, pension plan assets, long-term debt and interest rate derivatives. Also, the *Fair Value Measurements and Disclosures Topic* in the ASC clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

Various inputs are considered when determining the value of the Company's investments, pension plan assets, long-term debt and interest rate derivatives. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in these securities. These inputs are summarized in the three broad levels listed below:

- Level 1 – observable market inputs that are unadjusted quoted prices for identical assets or liabilities in active markets;

- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.); and

- Level 3 – significant unobservable inputs (including the Company's own assumptions about the assumptions market participants would use in determining the fair value of investments).

The valuation methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments

The Company's investment assets are carried at fair value on the consolidated balance sheet in accordance with the Fair Value Measurements and Disclosures Topic in the ASC. They are valued with assistance from a third-party trustee and consist of fixed income mutual funds, corporate bonds and government securities. The fixed income mutual funds are valued at the net asset value of shares held based on quoted market prices determined in an active market, which are Level 1 inputs. The corporate bonds and government securities are valued using broker quotes that utilize observable market inputs, which are Level 2 inputs. Unrealized losses as of December 31, 2022, were not material. The Company believes any impairment of investments held with gross unrealized losses to be temporary and not the result of credit risk.

NOTE 13. Fair Value Measurements, *continued*

The Company's investment assets are carried at fair value on the consolidated balance sheets as summarized in the following table.

(Dollars in Millions)	December 2022 Level 1	Level 2	Total	December 2021 Level 1	Level 2	Total
Fixed Income Mutual Funds	$ 89	$ —	$ 89	$ 75	$ —	$ 75
Corporate Bonds	—	49	49	—	63	63
Government Securities	—	58	58	—	26	26
Total Investments at Fair Value	$ 89	$ 107	$ 196	$ 75	$ 89	$ 164
Total Investments at Amortized Cost			$ 201			$ 156

These investments have the following maturities and are represented on the consolidated balance sheet within short-term investments for investments with maturities of less than one year, and other long-term assets for investments with maturities of one year and greater.

(Dollars in Millions)	December 2022	December 2021
Less than 1 year	$ 129	$ 77
1 - 5 years	24	28
5 - 10 years	10	12
Greater than 10 years	33	47
Total investments at fair value	$ 196	$ 164

Long-term Debt

Long-term debt, which includes finance leases, is reported at carrying amount on the consolidated balance sheets and is the Company's only financial instrument with fair values significantly different from their carrying amounts. The majority of the Company's long-term debt is valued with assistance from a third party that utilizes closing transactions, market quotes or market values of comparable debt. For those instruments not valued by the third party, the fair value has been estimated by applying market rates of similar instruments to the scheduled contractual debt payments and maturities. These market rates are provided by the same third party. All of the inputs used to determine the fair value of the Company's long-term debt are Level 2 inputs.

The fair value of outstanding debt fluctuates with changes in a number of factors. Such factors include, but are not limited to, interest rates, market conditions, credit ratings, values of similar financial instruments, size of the transaction, cash flow projections and comparable trades. Fair value will exceed carrying value when the current market interest rate is lower than the interest rate at which the debt was originally issued. The fair value of a company's debt is a measure of its current value under present market conditions. It does not impact the financial statements under current accounting rules.

NOTE 13. Fair Value Measurements, *continued*

The fair value and carrying value of the Company's long-term debt is as follows:

(Dollars in Millions)	December 2022		December 2021	
Long-term Debt (Including Current Maturities):				
Fair Value	$	**16,135**	$	19,439
Carrying Value		**18,047**		16,366

Interest Rate Derivatives

The Company's fixed-to-floating and forward starting interest rate swaps are carried at their respective fair values, which are determined with assistance from a third party based upon pricing models using inputs observed from actively quoted markets. All of the inputs used to determine the fair value of the swaps are Level 2 inputs. The fair value of the Company's fixed-to-floating interest rate swaps was a liability of $118 million as of December 31, 2022. The fair value of the Company's forward starting interest rate swaps asset was $127 million and $91 million at December 31, 2022 and 2021, respectively. See Note 10, *Debt and Credit Agreements,* for further information.

Pension Plan Assets

Pension plan assets are reported at fair value, net of pension liabilities, on the consolidated balance sheet. The Investment Committee targets an allocation of pension assets to be generally 60% growth-oriented and 40% immunizing. See Note 9, *Employee Benefit Plans,* for further information. There are several valuation methodologies used for those assets as described below.

Investments in the Fair Value Hierarchy

- *Common stock (Level 1):* Valued at the closing price reported on the active market on which the individual securities are traded on the last day of the year and classified in Level 1 of the fair value hierarchy.

- *Mutual funds (Level 1*): Valued at the net asset value of shares held at year end based on quoted market prices determined in an active market. These assets are classified in Level 1 of the fair value hierarchy.

- *Cash and cash equivalents (Level 1*): Includes cash and short term investments with an original maturity of three months or less. The carrying value of cash and cash equivalents at year end approximates fair value. These assets are classified in Level 1 of the fair value hierarchy.

- *Corporate bonds, government securities, asset-backed securities and derivatives (Level 2)*: Valued using price evaluations reflecting the bid and/or ask sides of the market for a similar investment at year end. Asset-backed securities include commercial mortgage-backed securities and collateralized mortgage obligations. These assets are classified in Level 2 of the fair value hierarchy.

NOTE 13. Fair Value Measurements, *continued*

Investments Measured at Net Asset Value
- *Partnerships:* Net asset value of private equity is based on the fair market values associated with the underlying investments at year end. These funds have redemption restrictions that require advanced notice of 15 business days.

- *Commingled and common collective trust funds:* This class consists of private funds that invest in corporate equity and debt securities, government securities and various short-term debt instruments and are measured at net asset value to estimate the fair value of the investments. The net asset value of the investments is determined by reference to the fair value of the underlying securities, which are valued primarily through the use of directly or indirectly observable inputs. These funds have redemption restrictions that require advanced notice of up to 45 business days.

The pension plan assets at fair value by level, within the fair value hierarchy, as of calendar plan years 2022 and 2021 are shown in the table below. For additional information related to pension assets, see Note 9, *Employee Benefit Plans*.

(Dollars in Millions)	December 2022			December 2021		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Common Stock	$ 335	$ —	$ 335	$ 487	$ —	$ 487
Mutual Funds	29	—	29	14	—	14
Cash and Cash Equivalents	157	—	157	108	—	108
Corporate Bonds	—	647	647	—	1,013	1,013
Government Securities	—	88	88	—	173	173
Asset-backed Securities, Derivatives and Other	—	9	9	—	98	98
Total Investments in the Fair Value Hierarchy	$ 521	$ 744	$ 1,265	$ 609	$ 1,284	$ 1,893
Investments Measured at Net Asset Value [a]	n/a	n/a	$ 1,062	n/a	n/a	$ 1,123
Investments at Fair Value	$ 521	$ 744	$ 2,327	$ 609	$ 1,284	$ 3,016

(a) *Investments measured at net asset value represent certain investments that have been measured at net asset value per share (or its equivalent) and thus are not classified in the fair value hierarchy. In accordance with ASC 820, Fair Value Measurements, the fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the pension assets disclosed in Note 9, Employee Benefit Plans.*

NOTE 14. Other Income - Net

The Company derives income from items that are not considered operating activities. Income from these items is reported net of related expense. All components of net periodic pension and post-retirement benefit costs, excluding service cost, are included in other income - net on the consolidated income statement. Miscellaneous income (expense) may fluctuate due to timing and includes investment gains, losses and interest income as well as other non-operating activities.

For discussion of the drivers of changes in net periodic pension and post-retirement benefit credit from 2021 to 2022 and from 2020 to 2021, refer to Note 9, *Employee Benefit Plans*. Interest income increased from 2021 to 2022 primarily as a result of higher average interest rates. Debt repurchase expense decreased from 2020 to 2021 primarily as a result of long-term debt being redeemed earlier relative to maturity date in 2020. Other income – net consisted of the following:

		Years Ended				
(Dollars in Millions)		**2022**		2021		2020
Net Periodic Pension and Post-retirement Benefit Credit [a]	$	**79**	$	64	$	42
Interest Income		**42**		7		17
Debt Repurchase Expense		**—**		—		(48)
Miscellaneous Income		**12**		8		8
Total Other Income - Net	$	**133**	$	79	$	19

(a) Excludes the service cost component of net periodic benefit cost.

NOTE 15. Investment in Affiliates and Related-Party Transactions

CSX's investments in affiliates are included on the consolidated balance sheet as investments in affiliates and other companies.

(Dollars in Millions)	December 2022		December 2021	
Equity-method Investments:				
Conrail	$	**1,124**	$	1,083
TTX		**914**		849
Other [a]		**254**		167
Total	$	**2,292**	$	2,099

(a) Other investments as of December 31, 2022, includes an interest in Pan Am Southern, LLC, which is jointly-owned with a subsidiary of Norfolk Southern Corporation, that was acquired as part of the purchase of Pan Am.

Conrail
Through a limited liability company, CSX and Norfolk Southern Corporation ("NS") jointly own Conrail. CSX has a 42% economic interest and 50% voting interest in the jointly-owned entity, and NS has the remainder of the economic and voting interests. Pursuant to the *Investments-Equity Method and Joint Venture Topic* in the ASC, CSX applies the equity method of accounting to its investment in Conrail.

Conrail owns rail infrastructure and operates for the joint benefit of CSX and NS. This is known as the shared asset area. Conrail charges fees for right-of-way usage, equipment rentals and transportation, switching and terminal service charges in the shared asset area. These expenses are included in purchased services and other on the consolidated income statements. Future payments due to Conrail under the shared asset area agreements are shown in the table below.

(Dollars in Millions) Years	Conrail Shared Asset Agreement	
2023	$	31
2024		31
2025		31
2026		31
2027		31
Thereafter		44
Total	$	199

Also, included in equity earnings of affiliates are CSX's 42% share of Conrail's income and its amortization of the fair value write-up arising from the acquisition of Conrail and certain other adjustments. The amortization primarily represents the additional after-tax depreciation expense related to the write-up of Conrail's fixed assets when the original purchase price, from the 1997 acquisition of Conrail, was allocated based on fair value. This write-up of fixed assets resulted in a difference between CSX's investment in Conrail and its share of Conrail's underlying net equity, which is $327 million as of December 2022.

NOTE 15. Investment in Affiliates and Related-Party Transactions, *continued*

The following table discloses amounts related to Conrail. All amounts in the table below are included in purchased services and other expenses on the Company's consolidated income statements.

		Years Ended				
(Dollars in Millions)		**2022**		2021		2020
Rents, Fees and Services	$	**130**	$	128	$	126
Purchase Price Amortization and Other		**4**		4		4
Equity Earnings of Conrail		**(44)**		(44)		(49)
Total Conrail Expense	$	**90**	$	88	$	81

As required by the *Related Party Disclosures Topic* in the ASC, the Company has disclosed amounts below owed to Conrail, or its subsidiaries, representing liabilities under the operating, equipment and shared area agreements with Conrail. In 2014, the Company executed two promissory notes with a subsidiary of Conrail which were included in long-term debt on the consolidated balance sheets. In December 2020, the Company completed a non-cash conversion of its existing payable balance of approximately $217 million and $224 million, 2.89% notes due 2044 into new notes. The new notes for operation of the shared asset area are $441 million, 1.31% notes due 2050. Interest expense from these promissory notes was $6 million in each 2022, 2021 and 2020.

		December		December
(Dollars in Millions)		**2022**		2021
Balance Sheet Information:				
CSX Accounts Payable to Conrail	$	**136**	$	100
Promissory Notes Payable to Conrail Subsidiary				
1.31% CSX Promissory Note due December 2050		**73**		73
1.31% CSXT Promissory Note due December 2050		**368**		368

TTX Company

TTX Company ("TTX") is a privately-held corporation engaged in the business of providing its owner-railroads with standardized fleets of intermodal, automotive and general use railcars at time and mileage rates. CSX owns about 20 percent of TTX's common stock, and the remaining is owned by the other leading North American railroads and their affiliates. Pursuant to the Investments-Equity Method topic in the ASC, CSX applies the equity method of accounting to its investment in TTX. As part of the Pan Am acquisition in June 2022, CSX acquired an immaterial amount of TTX stock, which was subsequently repurchased by TTX in December 2022.

NOTE 15. Investment in Affiliates and Related-Party Transactions, *continued*

As required by the *Related Party Disclosures Topic* in the ASC, the following table discloses amounts related to TTX. Car hire rents and equity earnings are included in equipment and other rents expense on the Company's consolidated income statement.

		Years Ended		
(Dollars in Millions)	**2022**		2021	2020
Income Statement Information:				
Car Hire Rents	$ **241**	$	221	$ 219
Equity Earnings of TTX	**(51)**		(52)	(51)
Total TTX Expense	$ **190**	$	169	$ 168

Also included below is balance sheet information related to CSX's payable to TTX, which represents car rental liabilities.

	December	December
Balance Sheet Information:	**2022**	2021
CSX Payable to TTX	$ **38**	$ 35

NOTE 16. Other Comprehensive Income (Loss)

CSX reports comprehensive earnings or loss in accordance with the *Comprehensive Income Topic* in the ASC in the consolidated comprehensive income statement. Total comprehensive earnings are defined as all changes in shareholders' equity during a period, other than those resulting from investments by and distributions to shareholders. Generally, for CSX, total comprehensive earnings equal net earnings plus or minus adjustments for pension and other post-retirement liabilities as well as derivative activity and other adjustments. Total comprehensive earnings represent the activity for a period net of tax and were $4.2 billion, $4.0 billion and $2.8 billion for 2022, 2021 and 2020, respectively.

While total comprehensive earnings is the activity in a period and is largely driven by net earnings in that period, accumulated other comprehensive income or loss ("AOCI") represents the cumulative balance of other comprehensive income, net of tax, as of the balance sheet date. For CSX, AOCI is primarily the cumulative balance related to pension and other post-retirement benefit adjustments, interest rate derivatives and CSX's share of AOCI of equity method investees.

NOTE 16. Other Comprehensive Income (Loss), *continued*

Changes in the AOCI balance by component are shown in the following table. Amounts reclassified in pension and other post-employment benefits to net earnings relate to the amortization of actuarial losses and are included in other income-net on the consolidated income statements. See Note 9, *Employee Benefit Plans,* for further information. Interest rate derivatives consist of forward starting interest rate swaps classified as cash flow hedges. See Note 10, *Debt and Credit Agreements,* for further information. Items classified as other primarily represent CSX's share of AOCI of equity method investees. Amounts reclassified in other to net earnings are included in purchased services and other or equipment and other rents on the consolidated income statements.

	Pension and Other Post-Employment Benefits	Interest Rate Derivatives	Other	Accumulated Other Comprehensive Income (Loss)
(Dollars in Millions)				
Balance December 31, 2019 - Net of Tax	$ (619)	$ —	$ (56)	$ (675)
Other Comprehensive Income (Loss)				
(Loss) Income Before Reclassifications	(17)	80	(10)	53
Amounts Reclassified to Net Earnings	47	—	5	52
Tax Expense	(9)	(18)	(1)	(28)
Total Other Comprehensive Income (Loss)	$ 21	$ 62	$ (6)	$ 77
Balance December 31, 2020 - Net of Tax	$ (598)	$ 62	$ (62)	$ (598)
Other Comprehensive Income (Loss)				
Income Before Reclassifications	147	11	—	158
Amounts Reclassified to Net Earnings	66	—	15	81
Tax Expense	(46)	(3)	—	(49)
Total Other Comprehensive Income	$ 167	$ 8	$ 15	$ 190
Balance December 31, 2021 - Net of Tax	$ (431)	$ 70	$ (47)	$ (408)
Other Comprehensive Income (Loss)				
(Loss) Income Before Reclassifications	(129)	88	—	(41)
Amounts Reclassified to Net Earnings	44	—	2	46
Tax Expense	19	(8)	4	15
Total Other Comprehensive (Loss) Income	$ (66)	$ 80	$ 6	$ 20
Balance December 31, 2022 - Net of Tax	$ (497)	$ 150	$ (41)	$ (388)

NOTE 17. Business Combinations

Acquisition of Pan Am Systems, Inc.

On June 1, 2022, CSX completed its acquisition of Pan Am Systems, Inc. ("Pan Am"), which is the parent company of Pan Am Railways, Inc. who jointly owns Pan Am Southern, LLC with a subsidiary of Norfolk Southern Corporation. Pan Am owns and operates a highly integrated, nearly 1,200-mile rail network and has a joint interest in the more than 600-mile Pan Am Southern system. This acquisition expands CSX's reach in the Northeastern United States. The results of Pan Am's operations and its cash flows were consolidated prospectively.

The Company accounted for the transaction using the acquisition method in accordance with ASC Topic 805, Business Combinations. The purchase price allocation was finalized as of December 31, 2022, and total measurement period adjustments to the preliminary allocation were immaterial.

The closing price of $600 million was funded through a combination of common stock valued at $422 million and cash totaling $178 million. Cash payments are included in investing activities on the Company's consolidated cash flow statement. Total cash consideration paid to acquire the business includes a $30 million deposit paid in 2020.

The allocation of total consideration to the fair values of the acquired assets and liabilities of Pan Am is summarized in the table below.

(Dollars in Millions)		June 1, 2022
Assets Acquired:		
Accounts Receivable, net	$	46
Properties and Equipment, net		600
Goodwill		17
Investments in Affiliates		90
Other Assets		11
Total Assets Acquired	$	764
Liabilities Assumed:		
Accounts Payable and Accrued Liabilities		32
Deferred Tax Liabilities		75
Other Long-term Liabilities		57
Total Liabilities Assumed	$	164
Fair Value of Assets Acquired, Net of Liabilities Assumed:	$	600

Properties and equipment of $600 million include road and track assets, work equipment, land, buildings and other assets. The investments in affiliates includes the interest in Pan Am Southern, LLC acquired as part of the purchase as well as other investments.

NOTE 17. Business Combinations, *continued*

The Company has incurred costs related to this acquisition of approximately $32 million, of which $22 million was incurred in 2022 and $10 million was incurred in 2021. All acquisition-related costs were expensed as incurred and have been recorded in labor and fringe or purchased services and other in the accompanying consolidated income statements.

This acquisition is not material or significant with respect to the Company's financial statements when reviewed under the quantitative and qualitative considerations of Regulation S-X Article 11 and ASC Topic 805. As the acquisition is not material or significant, CSX has not provided pro forma information relating to the pre-acquisition period.

Acquisition of Quality Carriers, Inc.

On July 1, 2021, the Company completed its acquisition of Quality Carriers, the largest provider of bulk liquid chemicals truck transportation in North America, for $544 million in cash, which is presented on the statement of cash flows net of $3 million cash acquired. Through a network of over 100 company-owned and affiliate terminals and facilities in key locations throughout the United States, Canada and Mexico, Quality Carriers provides transportation services to many of the leading chemical producers and shippers in North America. The results of Quality Carriers' operations and its cash flows were consolidated prospectively.

The Company accounted for the transaction using the acquisition method in accordance with ASC Topic 805, Business Combinations. The purchase price allocation was finalized as of December 31, 2021, and total measurement period adjustments to the preliminary allocation were immaterial. The allocation of total consideration to the fair values of the acquired assets and liabilities of Quality Carriers is summarized in the table below.

(Dollars in Millions)		July 1, 2021
Assets Acquired:		
Cash and Cash Equivalents	$	3
Accounts Receivable, net		113
Properties and Equipment, net		225
Goodwill		213
Intangible Assets		180
Other Assets		9
Total Assets Acquired	$	743
Liabilities Assumed:		
Accounts Payable and Accrued Liabilities	$	48
Finance Lease Obligations and Notes Payable		68
Casualty, Environmental and Other Reserves		62
Other Long-term Liabilities		21
Total Liabilities Assumed	$	199
Fair Value of Assets Acquired, Net of Liabilities Assumed:	$	544

NOTE 17. Business Combinations, *continued*

Cash paid to acquire the business, net of acquired cash and cash equivalents of $3 million, is included in investing activities on the Company's consolidated statement of cash flows. Properties and equipment of $225 million include tractors and trailers, equipment, land, buildings and other assets. For information about Goodwill and intangible assets, see Note 18, *Goodwill and Other Intangible Assets.*

In 2021, the Company incurred costs related to this acquisition of approximately $17 million. All acquisition-related costs were expensed as incurred and have been recorded in purchased services and other in the accompanying consolidated income statements.

This acquisition is not material or significant with respect to the Company's financial statements when reviewed under the quantitative and qualitative considerations of Regulation S-X Article 11 and ASC Topic 805. As the acquisition is not material or significant, CSX has not provided pro forma information relating to the pre-acquisition period.

Other Acquisitions

During 2022, Quality Carriers completed several acquisitions of previous independent affiliates that were immaterial individually and in the aggregate.

NOTE 18. Goodwill and Other Intangible Assets

The following table presents goodwill and other intangible asset balances and adjustments to those balances for the years ended December 31, 2022 and 2021:

(Dollars in Millions)	Goodwill Net Carrying Amount		Intangible Assets Cost		Accumulated Amortization		Net Carrying Amount		Total Goodwill and Other Intangible Assets - Net
Balance at December 31, 2020	$	63	$	—	$	—	$	—	$ 63
Additions		213		180		—		180	393
Amortization		—		—		(5)		(5)	(5)
Balance at December, 31, 2021	$	276	$	180	$	(5)	$	175	$ 451
Additions		43		18		—		18	61
Amortization		—		—		(10)		(10)	(10)
Balance at December, 31, 2022	**$**	**319**	**$**	**198**	**$**	**(15)**	**$**	**183**	**$ 502**

Acquisition of Pan Am Systems, Inc.

Goodwill related to the Pan Am acquisition of $17 million was calculated as the excess of the consideration paid over the fair value of net assets assumed as of June 1, 2022 and relates primarily to the ability of CSX to extend the reach of its service to a wider customer base over an expanded territory, creating new market prospects and efficiencies. Goodwill recognized in this acquisition is not deductible for tax purposes.

Acquisition of Quality Carriers, Inc.

As a result of the acquisition of Quality Carriers, Inc. on July 1, 2021, CSX recognized goodwill and intangible assets. The goodwill of $213 million was calculated as the excess of the consideration paid over the fair value of net assets assumed as of July 1, 2021 and relates primarily to the ability of CSX to extend the reach of its network and gain access to new products, markets, and regions through a unique and competitive multimodal solution that leverages the reach of truck transportation with the cost advantage of rail-based services. Goodwill recognized in the acquisition is deductible for tax purposes.

Intangible assets of $180 million consist of $150 million of customer relationships and $30 million of trade names that will be amortized over a weighted-average period of 20 years and 15 years, respectively.

During 2022, Quality Carriers completed several acquisitions that were immaterial individually and in aggregate that resulted in the addition of $26 million of goodwill and $18 million other intangible assets.

Prior to 2021, the Company's goodwill balance related to affiliates of CSXT, primarily P&L Transportation, Inc. In fourth quarter 2022, CSX performed its annual evaluation of each reporting unit's goodwill and intangible assets for impairment. No impairment was recorded as a result of this evaluation.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
    None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures
    As of December 31, 2022, under the supervision and with the participation of CSX's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), management has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the CEO and CFO concluded that, as of December 31, 2022, the Company's disclosure controls and procedures were effective at the reasonable assurance level in timely alerting them to material information required to be included in CSX's periodic SEC reports.

Management's Report on Internal Control over Financial Reporting
    CSX's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of the management of CSX, including CSX's CEO and CFO, CSX conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2022 based on the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, which is also referred to as COSO. Based on that evaluation, management of CSX concluded that the Company's internal control over financial reporting was effective as of December 31, 2022. Management's assessment of the effectiveness of internal control over financial reporting is expressed at the level of reasonable assurance because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

    The Company's internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CSX Corporation

Opinion on Internal Control Over Financial Reporting

We have audited CSX Corporation's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CSX Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of CSX Corporation as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, cash flows, and changes in shareholders' equity for each of the three years in the period ended December 31, 2022, and the related notes of the Company and our report dated February 15, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, *continued*

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Jacksonville, Florida
February 15, 2023

Changes in Internal Control over Financial Reporting
    There were no material changes in the Company's internal control over financial reporting.

Item 9B. Other Information
    None

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections
    Not applicable.

PART III

Item 10. Directors, Executive Officers of the Registrant and Corporate Governance
    In accordance with Instruction G(3) of Form 10-K, the information required by this item is incorporated herein by reference to the Proxy Statement. The Proxy Statement will be filed no later than May 1, 2023 with respect to the 2023 annual meeting of shareholders, except for the information regarding the executive officers of the Company. Information regarding executive officers is included in Part I of this report under the caption "Executive Officers of the Registrant."

Item 11. Executive Compensation
    In accordance with Instruction G(3) of Form 10-K, the information required by this Item is incorporated herein by reference to the Proxy Statement (see Item 10 above).

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
    In accordance with Instruction G(3) of Form 10-K, the information required by this Item is incorporated herein by reference to the Proxy Statement (see Item 10 above).

Item 13. Certain Relationships and Related Transactions, and Director Independence
    In accordance with Instruction G(3) of Form 10-K, the information required by this Item is incorporated herein by reference to the Proxy Statement (see Item 10 above).

Item 14. Principal Accounting Fees and Services
    In accordance with Instruction G(3) of Form 10-K, the information required by this Item is incorporated herein by reference to the Proxy Statement (see Item 10 above).

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements

See Index to Consolidated Financial Statements on page 45.

(2) Financial Statement Schedules

The information required by Schedule II, *Valuation and Qualifying Accounts*, is included in Note 5 to the Consolidated Financial Statements, *Casualty, Environmental and Other Reserves*. All other financial statement schedules are not applicable.

(3) Exhibits

See exhibits listed under part *(b)* below.

(b) The documents listed below are being filed or have previously been filed on behalf of CSX and are incorporated herein by reference from the documents indicated and made a part hereof. Exhibits not previously filed are filed herewith. Pursuant to Regulation S-K, Item 601(b)(4)(iii), instruments that define the rights of holders of the Registrant's long-term debt securities, where the long-term debt securities authorized under each such instrument do not exceed 10% of the Registrant's total assets, have been omitted and will be furnished to the Commission upon request.

Exhibit designation	Nature of exhibit	Previously filed as exhibit to
2.1	Distribution Agreement, dated as of July 26, 2004, by and among CSX Corporation, CSX Transportation, Inc., CSX Rail Holding Corporation, CSX Northeast Holding Corporation, Norfolk Southern Corporation, Norfolk Southern Railway Company, CRR Holdings LLC, Green Acquisition Corp., Conrail Inc., Consolidated Rail Corporation, New York Central Lines LLC, Pennsylvania Lines LLC, NYC Newco, Inc. and PRR Newco, Inc.	September 2, 2004, Exhibit 2.1, Form 8-K
3.1	Amended and Restated Articles of Incorporation of CSX Corporation, effective as of December 16, 2014	February 11, 2015, Exhibit 3.1, Form 10-K
3.2	Articles of Amendment to CSX Corporation's Amended and Restated Articles of Incorporation, as amended	June 7, 2021 Exhibit 3.1, Form 8-K
3.3	Amended and Restated Bylaws of CSX Corporation, effective as of December 7, 2022	December 13, 2022, Exhibit 3.1, Form 8-K

Instruments Defining the Rights of Security Holders, Including Debentures:

4.1(a)(P)	Indenture, dated August 1, 1990, between the Registrant and The Chase Manhattan Bank, as Trustee	September 7, 1990, Form SE
4.1(b)(P)	First Supplemental Indenture, dated as of June 15, 1991, between the Registrant and The Chase Manhattan Bank, as Trustee	May 28, 1992, Exhibit 4(c), Form SE
4.1(c)	Second Supplemental Indenture, dated as of May 6, 1997, between the Registrant and The Chase Manhattan Bank, as Trustee	June 5, 1997, Exhibit 4.3, Form S-4 (Registration No. 333-28523)
4.1(d)	Third Supplemental Indenture, dated as of April 22, 1998, between the Registrant and The Chase Manhattan Bank, as Trustee	May 12, 1998, Exhibit 4.2, Form 8-K
4.1(e)	Fourth Supplemental Indenture, dated as of October 30, 2001, between the Registrant and The Chase Manhattan Bank, as Trustee	November 7, 2001, Exhibit 4.1, Form 10-Q
4.1(f)	Fifth Supplemental Indenture, dated as of October 27, 2003 between the Registrant and The Chase Manhattan Bank, as Trustee	October 27, 2003, Exhibit 4.1, Form 8-K
4.1(g)	Sixth Supplemental Indenture, dated as of September 23, 2004 between the Registrant and JP Morgan Chase Bank, formerly The Chase Manhattan Bank, as Trustee	November 3, 2004, Exhibit 4.1, Form 10-Q

Exhibit designation	Nature of exhibit	Previously filed as exhibit to
4.1(h)	Seventh Supplemental Indenture, dated as of April 25, 2007, between the Registrant and The Bank of New York (as successor to JP Morgan Chase Bank), as Trustee	April 26, 2007, Exhibit 4.4, Form 8-K
4.1(i)	Eighth Supplemental Indenture, dated as of March 24, 2010, between the Registrant and The Bank of New York Mellon (as successor to JP Morgan Chase Bank), as Trustee	April 19, 2010, Exhibit 4.1, Form 10-Q
4.1(j)	Ninth Supplemental Indenture, dated as of February 12, 2019, between CSX and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, N.A., formerly The Chase Manhattan Bank), as Trustee (b)	February 12, 2019, Exhibit 4.1.10, Form S-3ASR
4.1(k)	Tenth Supplemental Indenture, dated as of December 10, 2020, between the Registrant and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, N.A., formerly The Chase Manhattan Bank), as Trustee	December 10, 2020 Exhibit 4.3, Form 8-K
4.1(l)	Eleventh Supplemental Indenture, dated as of July 28, 2022, between the Registrant and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, N.A., formerly The Chase Manhattan Bank), as Trustee	July 28, 2022, Exhibit 4.3, Form 8-K
4.2*	Description of Common Stock	

Material Contracts:

10.1	Transaction Agreement, dated as of June 10, 1997, by and among CSX Corporation, CSX Transportation, Inc., Norfolk Southern Corporation, Norfolk Southern Railway Company, Conrail Inc., Consolidated Rail Corporation and CRR Holdings LLC, with certain schedules thereto	July 8, 1997, Exhibit 10, Form 8-K
10.2	Amendment No. 1, dated as of August 22, 1998, to the Transaction Agreement, dated as of June 10, 1997, by and among CSX Corporation, CSX Transportation, Inc., Norfolk Southern Corporation, Norfolk Southern Railway Company, Conrail Inc., Consolidated Rail Corporation and CRR Holdings, LLC	June 11, 1999, Exhibit 10.1, Form 8-K
10.3	Amendment No. 2, dated as of June 1, 1999, to the Transaction Agreement, dated as of June 10, 1997, by and among CSX Corporation, CSX Transportation, Inc., Norfolk Southern Corporation, Norfolk Southern Railway Company, Conrail Inc., Consolidated Rail Corporation and CRR Holdings, LLC	June 11, 1999, Exhibit 10.2, Form 8-K
10.4	Amendment No. 3, dated as of August 1, 2000, to the Transaction Agreement by and among CSX Corporation, CSX Transportation, Inc., Norfolk Southern Corporation, Norfolk Southern Railway Company, Conrail Inc., Consolidated Rail Corporation, and CRR Holdings, LLC.	March 1, 2001, Exhibit 10.34, Form 10-K
10.5	Amendment No. 4, dated and effective as of June 1, 1999, and executed in April 2004, to the Transaction Agreement, dated as of June 10, 1997, by and among CSX Corporation, CSX Transportation, Inc., Norfolk Southern Corporation, Norfolk Southern Railway Company, Conrail Inc., Consolidated Rail Corporation and CRR Holdings, LLC	August 6, 2004, Exhibit 99.1, Form 8-K
10.6	Amendment No. 5, dated as of August 27, 2004, to the Transaction Agreement, dated as of June 10, 1997, by and among CSX Corporation, CSX Transportation, Inc., Norfolk Southern Corporation, Norfolk Southern Railway Company, Conrail Inc., Consolidated Rail Corporation and CRR Holdings LLC	September 2, 2004, Exhibit 10.1, Form 8-K
10.7	Shared Assets Area Operating Agreement for Detroit, dated as of June 1, 1999, by and among Consolidated Rail Corporation, CSX Transportation, Inc. and Norfolk Southern Railway Corporation, with exhibit thereto	June 11, 1999, Exhibit 10.6, Form 8-K

Exhibit designation	Nature of exhibit	Previously filed as exhibit to
10.8	Shared Assets Area Operating Agreement for North Jersey, dated as of June 1, 1999, by and among Consolidated Rail Corporation, CSX Transportation, Inc. and Norfolk Southern Railway Company, with exhibit thereto	June 11, 1999, Exhibit 10.4, Form 8-K
10.9	Shared Assets Area Operating Agreement for South Jersey/ Philadelphia, dated as of June 1, 1999, by and among Consolidated Rail Corporation, CSX Transportation, Inc. and Norfolk Southern Railway Company, with exhibit thereto	June 11, 1999, Exhibit 10.5, Form 8-K
10.10	Monongahela Usage Agreement, dated as of June 1, 1999, by and among CSX Transportation, Inc., Norfolk Southern Railway Company, Pennsylvania Lines LLC and New York Central Lines LLC, with exhibit thereto	June 11, 1999, Exhibit 10.7, Form 8-K
10.11	Tax Allocation Agreement, dated as of August 27, 2004, by and among CSX Corporation, Norfolk Southern Corporation, Green Acquisition Corp., Conrail Inc., Consolidated Rail Corporation, New York Central Lines LLC and Pennsylvania Lines LLC	September 2, 2004, Exhibit 10.2, Form 8-K
10.12**	CSX Directors' Deferred Compensation Plan effective January 1, 2005	February 22, 2008, Exhibit 10.3, Form 10-K
10.13**	CSX Directors' Matching Gift Plan (as amended through February 9, 2011)	March 4, 1994, Exhibit 10.5, Form 10-K
10.14**	Special Retirement Plan of CSX Corporation and Affiliated Companies (as amended through February 14, 2001)	March 4, 2002, Exhibit 10.23, Form 10-K
10.15**	Supplemental Retirement Benefit Plan of CSX Corporation and Affiliated Companies (as amended through February 14, 2001)	March 4, 2002, Exhibit 10.24, Form 10-K
10.16**	CSX Stock and Incentive Award Plan	May 7, 2010, Exhibit 10.1, Form 8-K
10.17**	CSX Executives' Deferred Compensation Plan (as amended and restated effective January 1, 2021)	December 21, 2020, Exhibit 99.1, Form S-8
10.18**	Employment Agreement, effective as of March 29, 2017, between CSX Corporation and Mark K. Wallace	February 7, 2018 Exhibit 10.41, Form 10-K
10.19**	Employment Agreement, effective as of December 22, 2017, between CSX Corporation and James M. Foote	February 7, 2018 Exhibit 10.42, Form 10-K
10.20**	Form of Change of Control Agreement, effective February 7, 2018	February 7, 2018 Exhibit 10.43, Form 10-K
10.21**	CSX 2019-2021 Long-Term Incentive Plan	February 12, 2019 Exhibit 10.1, Form 8-K
10.22	$1,200,000,000 Five-Year Revolving Credit Agreement, dated as of March 29, 2019, among CSX Corporation, as borrower, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent	April 3, 2019 Exhibit 10.1, Form 8-K
10.23**	CSX 2019 Stock and Incentive Award Plan (incorporated by reference to Appendix A to the registrant's Definitive Proxy Statement on Schedule 14A filed March 22, 2019)	May 8, 2019 Exhibit 10.1, Form 8-K
10.24**	Form of 2020-2022 LTIP Performance Unit Award Agreement	February 21, 2020 Exhibit 10.1, Form 8-K
10.25**	Form of 2020 Stock Option Agreement	February 21, 2020 Exhibit 10.2, Form 8-K
10.26**	Form of Restricted Stock Unit Agreement	February 26, 2016 Exhibit 10.2, Form 8-K

Exhibit designation	Nature of exhibit	Previously filed as exhibit to
10.27**	Amendment to Form of Change of Control Agreement	May 8, 2020 Exhibit 10.1, Form 8-K
10.28**	Employment Agreement, dated August 29, 2022, between CSX Corporation and Joseph R. Hinrichs	October 21, 2022, Exhibit 10.1, Form 10-Q
10.29**	Transition Agreement, dated September 14, 2022, between CSX Corporation and James M. Foote	October 21, 2022, Exhibit 10.2, Form 10-Q
10.30**	CSX Corporation Executive Severance Plan, effective as of September 14, 2022	October 21, 2022, Exhibit 10.3, Form 10-Q

Officer certifications:

31*	Rule 13a-14(a) Certifications	
32*	Section 1350 Certifications	

Interactive data files:

101*	The following financial information from CSX Corporation's Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 15, 2023, formatted in XBRL includes: (i) Consolidated Income Statements for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, (ii) Consolidated Comprehensive Income Statements for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, (iii) Consolidated Balance Sheets at December 31, 2022 and December 31, 2021, (iv) Consolidated Cash Flow Statements for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, (v) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, and (vi) the Notes to Consolidated Financial Statements.	
104*	The cover page from CSX Corporation's Annual Report on Form 10-K for the year ended December 31, 2022 formatted in iXBRL (Inline eXtensible Business Reporting Language) and contained in Exhibit 101.	

Other exhibits:

21*	Subsidiaries of the Registrant	
22.1*	List of Subsidiary Issuers and Guarantors	
23*	Consent of Independent Registered Public Accounting Firm	
24*	Powers of Attorney	

* Filed herewith

** Management Contract or Compensatory Plan or Arrangement

(P) This Exhibit has been paper filed and is not subject to Item 601 of Reg S-K for hyperlinks.

Note: Items not filed herewith have been submitted in previous SEC filings.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSX CORPORATION
(Registrant)

By:　/s/ ANGELA C. WILLIAMS
　　　Angela C. Williams
　　　Vice President and Chief Accounting Officer
　　　(Principal Accounting Officer)

Dated: February 15, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 15, 2023.

Signature	Title
/s/ JOSEPH R. HINRICHS Joseph R. Hinrichs	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ SEAN R. PELKEY Sean R. Pelkey	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ ANGELA C. WILLIAMS Angela C. Williams	Vice President and Chief Accounting Officer (Principal Accounting Officer)
/s/ NATHAN D. GOLDMAN Nathan D. Goldman	Executive Vice President and Chief Legal Officer, Corporate Secretary *Attorney-in-Fact

SIGNATURES

Signature	Title
_____ * _____ John J. Zillmer	Chairman of the Board and Director
_____ * _____ Donna M. Alvarado	Director
_____ * _____ Thomas P. Bostick	Director
_____ * _____ Steven T. Halverson	Director
_____ * _____ Paul C. Hilal	Director
_____ * _____ David M. Moffett	Director
_____ * _____ Linda H. Riefler	Director
_____ * _____ Suzanne M. Vautrinot	Director
_____ * _____ James L. Wainscott	Director
_____ * _____ J. Steven Whisler	Director

Exhibit 4.2

Description of CSX Corporation Common Stock

The following description of our common stock, which is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, is a summary and is qualified in its entirety by reference to CSX's amended and restated articles of incorporation and bylaws, which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part, and by the applicable provisions of the Virginia Stock Corporation Act (the "VSCA"). We encourage you to read CSX's amended and restated articles of incorporation and bylaws, as well as applicable provisions of the VSCA, for more information.

Authorized Capital Stock

The authorized capital stock of CSX is (i) 5,400,000,000 shares of common stock, par value $1.00 per share, and (ii) 25,000,000 shares of preferred stock, without par value, issuable in series.

Common Stock

Listing. Our common stock is listed on the Nasdaq Global Select Market under the symbol "CSX."

Fully Paid and Non-Assessable. All outstanding shares of common stock are fully-paid and non-assessable. Any additional shares of common stock we issue will also be fully-paid and non-assessable.

Voting Rights. Holders of common stock are entitled to one vote per share on all matters voted on by shareholders, and, except as otherwise required by law or provided by the terms of any series of preferred stock, the holders of those shares exclusively possess all voting power of CSX. No holder of common stock is entitled as such, as a matter of right, to subscribe for or purchase any shares of common stock or preferred stock. There is no cumulative voting in the election of directors, who are elected annually by a vote of the majority of the votes cast with respect to a nominee's election; provided, that if there are more nominees for election than the number of directors to be elected, directors are elected by a plurality of the votes cast in such an election.

Dividends. Subject to the preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to receive ratably dividends as may be declared from time to time by our Board of Directors from funds legally available for that purpose.

Right to Receive Liquidation Distributions. In the event of a liquidation, dissolution or winding up of CSX, holders of common stock are entitled to share ratably in all assets remaining after payment or provision for liabilities and amounts owing in respect of any outstanding preferred stock.

Transfer Agent. Broadridge Corporate Issuer Solutions, Inc., located in Edgewood, New York, is the transfer agent for our common stock.

Preferred Stock

Subject to limitations prescribed by the VSCA and CSX's amended and restated articles of incorporation, our Board of Directors, without further action by our shareholders, is authorized to designate and issue in series preferred stock and to fix as to any series:

- the number of shares constituting that series;

- the rate of dividend, the time of payment and, if cumulative, the dates from which dividends will be cumulative, and the extent of participation rights, if any;

- any right to vote with holders of shares of any other series or class and any right to vote as a class, either generally or as a condition to specified corporate action;

- the price at and the terms and conditions on which shares may be redeemed, including any sinking fund provisions for the redemption or purchase of shares;

- the amount payable upon shares in the event of a voluntary or involuntary liquidation; and
- whether shares will have the privilege of conversion, and if so, the terms and conditions on which shares may be converted.

The issuance of preferred stock could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of CSX or to remove present management and could have the effect of delaying or preventing a merger, tender offer or other attempted takeover of CSX. No holder of preferred stock will be entitled, as a matter of right, to subscribe for or purchase any shares of preferred stock or common stock.

Unless otherwise determined by our Board of Directors, any series of preferred stock will rank, with respect to dividends and the distribution of assets, senior to common stock, and on a parity with shares of any other then outstanding series of preferred stock. Therefore, any preferred stock that may subsequently be issued may limit the rights of the holders of our common stock and preferred stock. In addition, under certain circumstances, preferred stock could also restrict dividend payments to our holders of common stock.

Virginia Stock Corporation Act; Anti-takeover Effects

The VSCA contains provisions governing "Affiliated Transactions." These provisions, with several exceptions discussed below, generally require approval of certain material transactions between a Virginia corporation and any beneficial holder of more than 10% of any class of its outstanding voting shares (an "Interested Shareholder") by a majority of disinterested directors and by the holders of at least two-thirds of the remaining voting shares. Affiliated Transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder, or any reclassification, including a reverse stock split, recapitalization or merger of the corporation with its subsidiaries, which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than 5%.

For three years following the time that a person becomes an Interested Shareholder, a Virginia corporation cannot engage in an Affiliated Transaction with that Interested Shareholder without the approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder, and the approval of a majority of the Disinterested Directors. "Disinterested Director" means, with respect to a particular Interested Shareholder, a member of our Board of Directors who was:

- a member before the date on which an Interested Shareholder became an Interested Shareholder, or

- recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board of Directors.

After the expiration of the three-year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholder.

The principal exceptions to the special voting requirements apply to transactions proposed after the three-year period has expired and require either that the transaction be approved by a majority of CSX's Disinterested Directors or that the transaction satisfy the fair-price requirements of the statute. In general, the fair-price requirement provides that in a two-step acquisition transaction, the Interested Shareholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire CSX's shares in the first step.

None of the limitations and special voting requirements described above applies to an Interested Shareholder whose acquisition of shares making that person an Interested Shareholder was approved by a majority of CSX's Disinterested Directors.

These provisions are designed to deter certain types of takeovers of Virginia corporations. The statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions will not apply to the corporation. At the 2006 annual meeting, the shareholders of CSX voted to "opt out" of the Affiliated Transactions provisions of the VSCA. Under CSX's amended and restated articles of incorporation, the following actions must be approved by the affirmative vote of a majority of the voting shares entitled to vote: (1) any plan of merger or share exchange for which the VSCA requires shareholder approval; (2) the sale of all or substantially all of CSX's property for which the VSCA requires shareholder approval; and (3) the dissolution of CSX. Majority voting for these three types of actions became effective on November 3, 2007, 18 months after the amendment was approved by the shareholders.

The VSCA also generally provides that shares of a Virginia corporation acquired in a transaction that would cause the acquiring person's voting strength to meet or exceed any of three thresholds (20%, 33-1/3% or 50%) have no voting rights with respect to those shares unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the corporation. This provision empowers an acquiring person to require the Virginia corporation to hold a special meeting of shareholders to consider the matter within 50 days of its request. CSX's bylaws provide that this law does not apply to acquisitions of CSX stock.

Exhibit 21

Subsidiaries of the Registrant

As of December 31, 2022, the Registrant was the beneficial owner of 100% of the common stock of the following significant subsidiaries:

CSX Transportation, Inc. (a Virginia corporation)

As of December 31, 2022, none of the other subsidiaries included in the Registrant's consolidated financial statements constitute a significant subsidiary.

Exhibit 22.1

List of Subsidiary Issuers and Guarantors

As of December 31, 2022, the following subsidiaries of CSX are issuers or guarantors of the Company's Secured Equipment Notes due 2023 issued in 2007:

Issuers:
CSX Transportation, Inc.

Guarantors:
CSX Corporation

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

- Registration Statement (Form S-8 No. 333-238807) pertaining to the CSX Corporation 401(k) Plan,
- Registration Statement (Form S-8 No. 333-231259) pertaining to the CSX 2019 Stock and Incentive Award Plan,
- Registration Statement (Form S-8 No. 333-226248) pertaining to the CSX Corporation 2018 Employee Stock Purchase Plan,
- Registration Statement (Form S-8 No. 333-201172) pertaining to the CSX Directors' Deferred Compensation Plan,
- Registration Statements (Form S-8 Nos. 333-201167 and 333-251550) pertaining to the CSX Executives' Deferred Compensation Plan,
- Registration Statement (Form S-8 No. 333-166769) pertaining to the 2010 CSX Stock and Incentive Award Plan,
- Registration Statement (Form S-8 No. 333-160652) pertaining to the CSX Corporation Capital Builder Plan,
- Registration Statement (Form S-8 No. 333-110589) pertaining to the 2002 Deferred Compensation Plan of CSX Corporation and Affiliated Companies,
- Registration Statement (Form S-8 No. 333-160651) pertaining to the CSX Omnibus Incentive Plan,
- Registration Statement (Form S-8 No. 033-57029) pertaining to the 1987 Long-Term Performance Stock Plan,
- Registration Statement (Form S-3 No. 333-262788) pertaining to (i) CSX Corporation's Debt Securities, Warrants, Preferred Stock, Common Stock, Depositary Shares, Purchase Contracts, Units, Guarantees Of Debt Securities Of CSX Transportation, Inc. and Guarantees of Trust Preferred Securities Of CSX Capital Trust I, (ii) CSX Transportation, Inc.'s Debt Securities and (iii) CSX Capital Trust I's Trust Preferred Securities, and

of our reports dated February 15, 2023, with respect to the consolidated financial statements of CSX Corporation, and the effectiveness of internal control over financial reporting of CSX Corporation, included in this Annual Report (Form 10-K) of CSX Corporation for the year ended December 31, 2022.

/s/ Ernst & Young LLP

Jacksonville, Florida
February 15, 2023

Exhibit 24

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS that each of the undersigned directors of CSX CORPORATION, a Virginia Corporation, which is to file with the Securities and Exchange Commission, Washington, D. C., a Form 10-K for fiscal year ended December 31, 2022 hereby constitutes and appoints Angela C. Williams and Nathan D. Goldman his/her true and lawful attorneys-in-fact and agents, for him/her and in his/her name, place and stead to sign said Form 10-K, and any and all amendments thereto, with power where appropriate to affix the corporate seal of CSX Corporation thereto and to attest said seal, and to file said Form 10-K, and any and all other documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, may lawfully do or cause to be done by virtue hereof.

/s/ DONNA M. ALVARADO	/s/ LINDA H. RIEFLER
Donna M. Alvarado	Linda H. Riefler
February 15, 2023	February 15, 2023
/s/THOMAS P. BOSTICK	/s/ SUZANNE M. VAUTRINOT
Thomas P. Bostick	Suzanne M. Vautrinot
February 15, 2023	February 15, 2023
/s/ STEVEN T. HALVERSON	/s/ JAMES L. WAINSCOTT
Steven T. Halverson	James L. Wainscott
February 15, 2023	February 15, 2023
/s/ PAUL C. HILAL	/s/ J. STEVEN WHISLER
Paul C. Hilal	J. Steven Whisler
February 15, 2023	February 15, 2023
/s/ DAVID M. MOFFETT	/s/ JOHN J. ZILLMER
David M. Moffett	John J. Zillmer
February 15, 2023	February 15, 2023

Exhibit 31

CERTIFICATION OF CEO AND CFO PURSUANT TO EXCHANGE ACT RULE

13a - 14(a) OR RULE 15d-14(a)

I, Joseph R. Hinrichs, certify that:

1. I have reviewed this Annual Report on Form 10-K of CSX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 15, 2023

/s/ JOSEPH R. HINRICHS

Joseph R. Hinrichs

President and Chief Executive Officer

I, Sean R. Pelkey, certify that:

1. I have reviewed this Annual Report on Form 10-K of CSX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 15, 2023

/s/ SEAN R. PELKEY

Sean R. Pelkey
Executive Vice President and Chief Financial Officer

Exhibit 32

CERTIFICATION OF CEO AND CFO REQUIRED BY RULE 13a-14(b) OR RULE 15D-14(b) AND SECTION 1350
OF CHAPTER 63 OF TITLE 18 OF THE U.S. CODE

In connection with the Annual Report of CSX Corporation on Form 10-K for the fiscal year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Joseph R. Hinrichs, Chief Executive Officer of the registrant, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: February 15, 2023

/s/ JOSEPH R. HINRICHS

Joseph R. Hinrichs
President and Chief Executive Officer

In connection with the Annual Report of CSX Corporation on Form 10-K for the fiscal year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Sean R. Pelkey, Chief Financial Officer of the registrant, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: February 15, 2023

/s/ SEAN R. PELKEY

Sean R. Pelkey
Executive Vice President and Chief Financial Officer





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